    As filed with the Securities and Exchange Commission on August 28, 1996


                                                           File No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ----------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                  ----------

                          Mallon Resources Corporation
             (Exact name of registrant as specified in its charter)

                        Colorado                                              84-1095959
            (State or other jurisdiction of                                (I.R.S. Employer
             incorporation or organization)                              Identification No.)

                                                                        George O. Mallon, Jr.
                                                                     Mallon Resources Corporation
               999 18th Street, Ste. 1700                             999 18th Street, Ste. 1700
                Denver, Colorado  80202                                Denver, Colorado  80202
                     (303) 293-2333                                         (303) 293-2333

  (Address, including zip code, and telephone number,    (Address, including zip code, and telephone number,
     including area code, of registrant's principal           including area code, of agent for service)
                   executive offices)
                                                  Copies to:
     Thomas A. Richardson, Esq.                Roy K. Ross, Esq.                 Derek R. McClain, Esq.
      Holme Roberts & Owen LLC           Mallon Resources Corporation              Alan P. Baden, Esq.
       1700 Lincoln, Ste. 4100            999 18th Street, Ste. 1700             Vinson & Elkins L.L.P.
       Denver, Colorado  80203              Denver, Colorado  80202            2001 Ross Avenue, Ste. 3700
           (303) 861-7000                       (303) 293-2333                    Dallas, Texas  75201
                                                                                     (214) 220-7700

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of the Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                      Proposed              Proposed
  Title of each class of                               maximum               maximum            Amount of
     securities to be          Amount to be           offering              aggregate          registration
        registered              registered         price per share       offering price            fee
- ------------------------------------------------------------------------------------------------------------
 Common Stock                                                            $12,420,000(1)           4,283
- ------------------------------------------------------------------------------------------------------------

============================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933. The registration fee has been calculated based upon the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market on August 26, 1996, which was $1.50.

                                   ----------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.    *
*  A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED   *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION.  THESE SECURITIES MAY     *
*  NOT BE SOLD NOR MAY ANY OFFERS TO BUY BE ACCEPTED TO PRIOR TO THE      *
*  TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.  THIS PROSPECTUS    *
*  SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER  *
*  TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE    *
*  IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO   *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY STATE.   *
*                                                                         *
***************************************************************************


                 SUBJECT TO COMPLETION, DATED AUGUST 28, 1996

                                1,800,000 SHARES

                      [LOGO] MALLON RESOURCES CORPORATION

                                  COMMON STOCK

    All of the 1,800,000 shares of Common Stock offered hereby are being sold by Mallon Resources Corporation (the "Company").

    The Common Stock is quoted on the Nasdaq National Market under the symbol "MLRC." The last reported sale price of the Common Stock on August 26, 1996, as reported by the Nasdaq National Market, was $6.00 per share, as adjusted for reverse stock split. See "Price Range of Common Stock."

    FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 9 HEREOF.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

==============================================================================================================
                                                             UNDERWRITING
                               PRICE TO                     DISCOUNTS AND                   PROCEEDS TO
                                PUBLIC                     COMMISSIONS (1)                  COMPANY (2)
- --------------------------------------------------------------------------------------------------------------
 Per Share . . . . .              $                               $                              $
- --------------------------------------------------------------------------------------------------------------
 Total (3) . . . . .              $                               $                              $
==============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended. Does not reflect additional compensation to the Underwriters in the form of (i) a non-accountable expense allowance of $_____ ($____ if the over-allotment option is exercised in full) and (ii) a warrant to purchase an aggregate of _____ shares of Common Stock at 120% of the Price to Public for two years beginning one year after the effective date of the Registration Statement of which this Prospectus is a part. For additional information with respect to the arrangements between the Company and the Representative, see "Underwriting."

(2) Before deducting offering expenses estimated to be approximately $____, including the Underwriters' non-accountable expense allowance in the amount of $_____ ($_____ if the Underwriters' over-allotment option is exercised in full) payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to __ additional shares of Common Stock, solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_______, $_______ and $_______, respectively. See "Underwriting."

                               -----------------

         The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made at the offices of Rodman & Renshaw, Inc., New York, New York, on or about ______________, 1996.

                               -----------------

                             RODMAN & RENSHAW, INC.

          The date of this Prospectus is _______________________, 1996

                              [INSIDE FRONT COVER]


                               AREAS OF ACTIVITY

               [Map of New Mexico showing location of properties]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus and incorporated herein by reference. The term "Company" refers to Mallon Resources Corporation and its wholly-owned subsidiary, Mallon Oil Company, but such references do not include Laguna Gold Company ("Laguna"), the Company's majority owned, consolidated subsidiary, except when consolidated financial information is being presented or unless the context requires otherwise. Unless otherwise indicated, the information in this Prospectus assumes a public offering price of $6.00 per share and that the Underwriters' over-allotment option will not be exercised. All dollar amounts are in U.S. dollars and all Common Stock amounts, share prices and per share data have been adjusted to give effect to a four to one reverse stock split that is expected to occur on September __, 1996. See "Glossary of Terms" for definitions of certain oil and gas terms used in this Prospectus. Investors should carefully consider the information set forth in "Risk Factors," beginning at page 9.

                                  THE COMPANY

GENERAL

         Mallon Resources Corporation is an independent energy company engaged in the domestic oil and gas development, exploration and production business. The Company's activities are focused in the Delaware Basin of southeast New Mexico where it has been active since 1982, and in the San Juan Basin of northwest New Mexico where it has been active since 1984. The Company owns interests in approximately 24,100 gross (18,900 net) acres in the Delaware Basin and approximately 31,100 gross (16,500 net) acres in the San Juan Basin. The Company's properties are primarily located in fields with established production histories, which typically contain multiple productive geologic formations and zones. To date, the Company's efforts to develop its properties have been constrained by its limited capital resources. The Company intends to use a majority of the net proceeds from this Offering to drill or recomplete approximately 55 wells in these two basins through the end of 1997.

         The Company increased its estimated proved reserves from 2.2 MMBOE as of December 31, 1992, to 5.1 MMBOE as of December 31, 1995, a 132% increase. As of December 31, 1995, the Company's proved reserves, as estimated by its independent petroleum engineers, GeoQuest Reservoir Technologies, Inc. ("GeoQuest") consisted of 1.8 MMBbls of crude oil and 19.9 Bcf of natural gas, with a Pre-tax SEC 10 Value of $21.0 million. At June 30, 1996, the Company owned interests in 225 gross (74 net) producing wells and operated 88, or 39%, of these wells. The Company also has interests in four waterflood units, which contain a total of 544 gross (8.5 net) wells. The Company's geographic concentration of its activities and its control over its operating expenses resulted in average production costs of $4.93 per BOE for 1995.

BUSINESS STRATEGY

         The Company's objectives are to develop its inventory of properties, expand its oil and gas reserves and increase its cash flow. The Company intends to pursue these objectives by (i) increasing its drilling and recompletion activities on its Delaware and San Juan Basin properties, and (ii) continuing to control its expenditures, thereby containing its drilling, completion and operating costs.

         Approximately $7.6 million of the net proceeds of this Offering will be dedicated to the exploitation of the Company's current inventory of properties in the Delaware and San Juan Basins. During the next 15 months, using net proceeds from this Offering and cash flow from operations, the Company intends to drill approximately 30 wells on its Delaware Basin acreage and approximately five wells on its San Juan Basin acreage, and recomplete approximately 20 of its San Juan Basin wells. Thereafter, the Company anticipates that cash flow from its operations will be sufficient to fund the continued development of its current properties.

         Numerous potentially productive geologic formations and zones tend to be stacked atop one another in the Delaware and San Juan Basins. This feature allows most wells to target multiple potential pay zones, thus reducing drilling risks. It also permits the Company to conduct exploration operations in conjunction with its development drilling. Wells drilled to one horizon offer opportunities to examine up-hole zones or can be drilled to deeper prospective formations for relatively little additional cost. The Company believes that its substantial experience in the Delaware and San Juan Basins has enabled it to drill and complete wells for lower costs than those incurred by other operators in these areas. The Company also believes that innovative fracturing and completion techniques it employs extend the lives of its wells and accelerate their production. Since 1990, the Company has completed 18 of the 21 wells it has drilled in these two basins. Due to its substantial acreage positions and operating experience in these areas, the Company intends to continue to concentrate its operational efforts on these two basins for the foreseeable future.

LAGUNA GOLD COMPANY

         The Company owns 14.4 million common shares, representing an approximate 57% interest, in Laguna, a company with interests in gold mining concessions in Costa Rica. To establish itself as a financially independent company, Laguna recently completed a financing in Canada and has scheduled the listing of its common shares for trading on The Toronto Stock Exchange under the trading symbol "LGC." Laguna received approximately $4.3 million of net proceeds from its Canadian financing, which will permit Laguna to continue its operations without further reliance on the Company for financial support. The Company does not have any obligation or intention to finance Laguna's future operations. Over time, the Company may reduce its investment in Laguna. Proceeds from any disposition of the Company's Laguna shares will be devoted to the Company's oil and gas operations. See "Business and Properties--Laguna Gold Company."

                                  THE OFFERING

Common Stock Offered by the Company   . . . . . . . . . . 1,800,000 shares
Common Stock to be Outstanding After the Offering (1) . . ________ shares
Use of Proceeds   . . . . . . . . . . . . . . . . . . . . To  fund drilling  activities and  to acquire  all of the  outstanding  shares of  the  Company's  Series A
                                                          Convertible Preferred Stock.
Nasdaq National Market Symbol . . . . . . . . . . . . . . "MLRC"

- -----------------

(1) Does not include (i) 131,914 shares of Common Stock issuable upon exercise of currently outstanding options and warrants, (ii) __________ shares of Common Stock issuable upon conversion of the Company's outstanding Series B Mandatorily Redeemable Convertible Preferred Stock, and (iii) __________ shares of Common Stock issuable upon exercise of the Representative's warrant. See "Description of Capital Stock and Other Securities."

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

    The following table sets forth, for the periods and at the dates indicated, selected historical consolidated financial data of the Company. The consolidated financial data for each of the five fiscal years ended December 31, 1991, 1992, 1993, 1994 and 1995 is derived from the Company's audited Consolidated Financial Statements. The consolidated financial data of the Company for the six months ended June 30, 1995 and 1996 is derived from the Company's unaudited interim consolidated financial statements, which, in the opinion of management of the Company, have been prepared on the same basis as the annual Consolidated Financial Statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The information in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere herein. The results for the six month period ended June 30, 1996 are not necessarily indicative of results for the full year.


                                                                                            Six Months Ended
                                                         Year Ended December 31,                 June 30,
                                       -------------------------------------------------- --------------------
                                          1991      1992      1993      1994      1995      1995       1996
                                       ---------- --------- --------- --------- --------- --------- ----------
                                                                                                (Unaudited)
SELECTED STATEMENTS OF OPERATIONS DATA:
   Revenues:
     Oil and gas sales  . . . . . . . . $ 1,349   $ 1,408   $  2,061  $  4,629   $ 4,800   $ 2,603   $ 2,834
     Other  . . . . . . . . . . . . . .     259       568        230       280       628       118       107
                                        --------------------------------------------------------------------
                                          1,608     1,976      2,291     4,909     5,428     2,721     2,941
                                        --------------------------------------------------------------------
   Costs and expenses:
     Oil and gas production   . . . . .     846       800        976     2,024     1,868     1,103       973
     Mining project expenses  . . . . .      52       171        133       169       448       247       359
     Depreciation, depletion and
     amortization . . . . . . . . . . .   4,034       306        937     2,409     2,340     1,233     1,170
     General and administrative   . . .   1,157       891      1,183     1,806     2,015       982       953
     Interest and other   . . . . . . .     150        76        249       132       433       111       465
                                        --------------------------------------------------------------------
                                          6,239     2,244      3,478     6,540     7,104     3,569     3,920
                                        --------------------------------------------------------------------
   Minority interest in loss of
     consolidated subsidiary  . . . . .    --         --       --        --         --       --           54
                                        --------------------------------------------------------------------
   Loss before extraordinary item . . .  (4,631)     (268)    (1,187)   (1,631)   (1,676)     (848)     (925)
   Extraordinary loss on early
   retirement of debt . . . . . . . . .    --        --         --        --        (253)     --        (160)
                                        --------------------------------------------------------------------
   Net loss . . . . . . . . . . . . . .  (4,631)     (268)    (1,187)   (1,631)   (1,929)     (848)   (1,085)

   Dividends on preferred stock and
   accretion. . . . . . . . . . . . . .    --        --         --        (258)     (360)     (158)     (186)
                                        --------------------------------------------------------------------
   Net loss attributable to common
   shareholders . . . . . . . . . . . . $(4,631)  $  (268)  $ (1,187) $ (1,889)  $(2,289)  $(1,006)  $(1,271)
                                        ====================================================================
SELECTED PER SHARE DATA:
   Loss attributable to common
     shareholders before extraordinary
     item   . . . . . . . . . . . . . . $ (3.96)  $ (0.24)  $  (0.88) $  (1.00)  $ (1.04)  $ (0.52)  $ (0.55)
   Extraordinary loss . . . . . . . . .    --         --        --        --       (0.12)     --       (0.08)
                                        --------------------------------------------------------------------
   Net loss attributable to common
     shareholders   . . . . . . . . . . $ (3.96)  $ (0.24)  $  (0.88) $  (1.00)  $ (1.16)  $ (0.52) $  (0.63)
                                        ====================================================================
   Weighted average shares outstanding    1,168     1,195      1,368     1,916     1,947     1,944     2,005
SELECTED CASH FLOW AND OTHER DATA:
   EBITDA (1)                           $  (549)  $    56   $    (79) $    876   $ 1,093   $   465   $   706

   Capital expenditures . . . . . . . . $   906   $   190   $ 20,612  $  2,379   $ 3,883   $ 2,351   $ 3,988

                                                                                        At June 30, 1996
                                                                                   ---------------------------
                                                                                      Actual As Adjusted (2)
                                                                                   ---------------------------
SELECTED BALANCE SHEET DATA:
   Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $37,540        45,160
   Long-term debt (3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         7,705         7,705
   Mandatorily redeemable convertible preferred stock . . . . . . . . . . . . .         3,870         3,870

   Shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . .        11,290        18,910

- -----------------

(1) EBITDA is income before income taxes, interest, depreciation, depletion and amortization, and extraordinary loss. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.
(2) As adjusted to reflect the receipt by the Company of estimated net proceeds from the issuance of 1.8 million shares of Common Stock and the application of such proceeds. See "Use of Proceeds" and "Capitalization."
(3) Long-term debt includes long-term debt net of current maturities, notes payable-other and capital lease obligations net of current portion.

                        SUMMARY OIL AND GAS RESERVE DATA

         The following table sets forth summary information concerning the Company's estimated proved oil and gas reserves as of December 31, 1995, based upon a report prepared by GeoQuest, a summary of which is included as Annex A to this Prospectus. All calculations have been made in accordance with the rules and regulations of the Securities and Exchange Commission and give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10%. See "Risk Factors--Uncertainty of Estimates of Reserves and Future Net Revenues."


                                                                               NATURAL
                                                                     OIL         GAS         TOTAL
                                                                   (MBBL)       (BCF)       (MBOE)
                                                                   ------       -----       ------
         Proved developed reserves . . . . . . . . . . . . . .       1,238      14,702        3,688
         Proved undeveloped reserves . . . . . . . . . . . . .         576       5,220        1,446
         Total proved reserves . . . . . . . . . . . . . . . .       1,813      19,921        5,134

         Estimated future net revenues (in thousands)  . . . . . . . . . . . . . . . . . . .  $35,656
         Present value of estimated future net revenues (in thousands) . . . . . . . . . . .  $21,038

                             SUMMARY OPERATING DATA


                                                                                         SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     JUNE 30,
                                                 -----------------------             ------------------------
                                             1993          1994         1995            1995          1996
                                         ------------  ------------  -----------   ------------- -------------
NET PRODUCTION:
   Oil (MBbl) (1) . . . . . . . . . . .          70           146           173              89            91

   Natural Gas (MMcf) (1) . . . . . . .         695         1,648         1,238             731           700

AVERAGE SALES PRICE REALIZED (2):
   Oil (per Bbl)  . . . . . . . . . . .     $ 14.75       $ 14.81       $ 16.45         $ 16.58      $  16.98
   Natural Gas (per Mcf)  . . . . . . .     $  1.48       $  1.50       $  1.58         $  1.54      $   1.84
   BOE  . . . . . . . . . . . . . . . .     $ 11.08       $ 11.00       $ 12.66         $ 12.34      $  13.63



AVERAGE COST DATA (per BOE):
   Production costs . . . . . . . . . .     $  5.25       $  4.81       $  4.93         $  4.72      $   4.68
   Depreciation, depletion and
     amortization   . . . . . . . . . .     $  4.70       $  5.53       $  5.70         $  5.51      $   5.22


PRODUCING WELLS (at end of period):
   Gross wells (3)  . . . . . . . . . .         218           219           222             223           225
   Net wells (3)  . . . . . . . . . . .          70            66            72              67            74

- ----------------

(1) Includes 6 MBbl and 70 MMcf in 1993, 48 MBbl and 961 MMcf in 1994, 26 MBbl and 692 MMcf in 1995 and 20 MBbl and 520 MMcf for the six months ended June 30, 1995 delivered pursuant to the terms of a volumetric production payment agreement.

(2) Includes effects of hedging. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Hedging Activities."

(3) In addition, the Company owns interests in four waterflood units, which contain a total of 544 gross wells (8.5 net wells) and four gross (1.4 net) salt water disposal wells.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," as well as those discussed elsewhere in this Prospectus. Statements contained in this Prospectus that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.


                                  RISK FACTORS

         In evaluating an investment in the Common Stock being offered hereby, prospective investors should consider carefully, among other things, the following risk factors.

OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

         The Company's oil and gas revenues and profitability are substantially affected by prevailing prices for oil and natural gas. Hydrocarbon prices can be extremely volatile. In general, hydrocarbon prices are affected by numerous factors such as economic, political and regulatory developments. Prices have risen recently but there can be no assurance that such price levels will be sustained. The unsettled nature of the energy market, which is sensitive to foreign political and military events and the unpredictability of the actions of the Organization of Petroleum Exporting Countries, makes it particularly difficult to estimate future prices of oil and natural gas. Any significant decline in prices of oil or natural gas for an extended period could have a material adverse effect on the Company's financial condition, liquidity and results of operations. Additionally, substantially all of the Company's sales of oil and natural gas are made in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts. With the objective of reducing price risk, the Company enters into hedging transactions with respect to a portion of its expected future production. There can be no assurance, however, that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil or natural gas prices.

         In addition, the marketability of the Company's production depends upon the availability and capacity of pipelines and gas gathering systems, the effect of federal and state regulation of such production and transportation, general economic conditions and changes in demand, all of which could adversely affect the Company's ability to market its production. All of these factors are beyond the control of the Company, and the Company is limited in its ability to protect its economic interests from their effect. The Company conducts substantially all of its operations in the Delaware and San Juan Basins in the State of New Mexico and, consequently, is particularly subject to marketing constraints that exist or may arise in the future in those areas. Historically, due to the San Juan Basin's relatively isolated location and the resulting limited access its natural gas production has to the natural gas marketplace, natural gas produced in the San Juan Basin has tended to command prices that are lower than natural gas prices that prevail in other areas.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

         This Prospectus contains estimates of the Company's proved oil and gas reserves and the estimated future net revenues therefrom based upon a report (the "GeoQuest Report") prepared by GeoQuest that relies upon various assumptions, including assumptions required by the Securities and Exchange Commission (the "Commission") as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. For a description of assumptions utilized by GeoQuest in preparing such estimates, see Annex A. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the GeoQuest Report. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. In addition, the Company's reserves may be subject to downward or upward revision based upon production history, results of future development and exploration, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the Company's reserves will likely vary from the estimates used, and such variances may be material.

         Approximately 28% of the Company's total proved reserves at December 31, 1995 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in the GeoQuest Report as of December 31, 1995 assumes, based on the Company's estimates, that aggregate capital expenditures by the Company of approximately $5.1 million through 1997 will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated. See "Business and Properties--Proved Reserves."

         The present value of future net revenues referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by changes in consumption and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

LACK OF PROFITABLE OPERATIONS

         The Company recorded net losses attributable to common shareholders for 1993, 1994, 1995 and the six months ended June 30, 1996 of $1,187,000,
$1,889,000, $2,289,000 and $1,271,000, respectively. The Company's ability to continue in business and maintain its financing arrangements would be adversely affected by a continued lack of profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WORKING CAPITAL DEFICITS; NEED FOR ADDITIONAL CAPITAL

         Due to its active development and exploration program, the Company has substantial working capital requirements and currently has a working capital deficit. While the Company believes that the net proceeds from the Offering and cash flow from operations should allow the Company to successfully implement its present business strategy, some or all of the Company's cash flow from operations may be required to service the Company's bank debt. As a consequence, additional financing may be required in the future to fund the Company's developmental and exploratory drilling. No assurances can be given as to the availability or terms of any such additional financing that may be required. In the event such capital resources are not available to the Company, its drilling activity may be curtailed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REPLACEMENT OF RESERVES

         The Company's future success will depend upon its ability to find, develop or acquire additional oil and gas reserves at prices that permit profitable operations. Unless the Company conducts successful exploitation or exploration activities or acquires properties containing reserves, the proved reserves of the Company will decline. There can be no assurance that the Company's acquisition, exploitation and exploration activities will result in additional reserves, or that the Company will be able to drill productive wells at acceptable costs.

OPERATING HAZARDS; UNINSURED RISKS

         The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow- outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and related suspension of operations. Gathering systems and processing plants are subject to many of the same hazards, and any significant problems related to those facilities could adversely affect the Company's ability to market its production. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered or that particular wells will not produce at economic levels. The cost of drilling, completing and operating wells may vary from initial estimates. Drilling activities may be curtailed, delayed or canceled as a result of numerous factors outside the Company's control, including but not limited to title problems, weather conditions, compliance with governmental requirements, mechanical difficulties and shortages or delays in the delivery of drilling rigs or other equipment. The Company maintains insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. Furthermore, the Company cannot predict whether insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all. See "Business and Properties - Operating Hazards and Environmental Matters."

REGULATION

         Virtually all of the Company's oil and gas activities are subject to a wide variety of federal, state, local and foreign governmental regulations, which are changed from time to time in response to economic or political conditions. Matters subject to regulation include, but are not limited to, environmental matters, discharge permits for drilling operations, drilling and operating bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties, allowable rates of production, restoration of surface areas, plugging and abandonment of wells, requirements for the operation of wells and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Many states have raised state taxes on energy sources and additional increases may occur, although there can be no certainty of the effect that such increases would have on the Company. Legislation and new regulations concerning oil and gas exploration and production operations are constantly being reviewed and proposed. All of the jurisdictions in which the Company owns and operates properties have statutes and regulations governing a number of the matters enumerated above. Compliance with such laws and regulations generally increases the Company's cost of doing business and consequently affects its profitability. Due to the frequently changing requirements of laws and regulations, there can be no assurance that costs of future compliance will not impose new or substantial burdens on the Company. See "Business and Properties - Regulation."

ENVIRONMENTAL MATTERS

         The discharge of oil, gas or other pollutants into the air, soil or water may give rise to liabilities to governmental agencies and third parties, and may require the Company to incur costs to remedy such discharges. Oil, natural gas and other pollutants (including salt water brine) may be discharged in many ways, including from a well or drilling equipment at a drill site, leakage from pipelines or other gathering and transportation facilities, leakage from storage tanks and tailings ponds, and sudden discharges from damage or explosion at natural gas facilities, oil and gas wells or other facilities. Discharged hydrocarbons and other pollutants may migrate through soil to water supplies or adjoining property, giving rise to additional liabilities. A variety of federal, state and foreign laws and regulations govern the environmental aspects of oil and natural gas exploration, production and transportation and may, in addition to other laws and regulations, impose liability in the event of discharges (whether or not accidental), failure to notify the proper authorities of a discharge, and other failures to comply with those laws and regulations. Compliance with environmental quality requirements and reclamation laws imposed by governmental authorities may necessitate significant capital outlays, may materially affect the acquisition or operating costs of a given property, or may cause material changes or delays in the Company's intended activities. Management of the Company does not believe that its environmental, health, and safety risks are materially different from those of comparable companies engaged in similar businesses. Nevertheless, new or different environmental standards imposed in the future may adversely affect the Company's activities and there can be no assurance that significant costs for compliance will not be incurred in the future. Moreover, no assurance can be given that environmental laws will not, in the future, result in curtailment of production or material increases in the cost of exploration, development or production or otherwise adversely affect the Company's operations and financial
condition.   See "Business and Properties - Operating Hazards and Environmental
Matters."

OWNERSHIP INTEREST IN LAGUNA

         The Company currently owns 14.4 million shares of common stock of Laguna. The Company has no current plans for disposing of such shares, and approximately 8.4 million of such shares are subject to an escrow agreement with The Toronto Stock Exchange that restricts the ability of the Company to sell such shares for up to three years. No assurance can be given as to the value that might be received by the Company in the future from any transaction in which such interest is disposed. Furthermore, although the common stock of Laguna is scheduled to be publicly traded in Canada on The Toronto Stock Exchange, trading prices on that exchange will not necessarily be representative of the consideration the Company could obtain for such shares currently or in the future. See "Business and Properties--Laguna Gold Company."

         The value of the Company's investment in Laguna will be affected by the business results of Laguna. There are many uncertainties in any mineral exploration and development program, such as the location of economic ore bodies, the receipt of necessary government permits and the construction of mining and processing facilities, as well as widely fluctuating prices of minerals. Because Laguna's properties are in Costa Rica, additional uncertainties include currency risks, risks of changes in foreign laws and the risk of expropriation. Substantial expenditures will be required to pursue Laguna's exploration and development activities, and substantial time may elapse from the initial phases of development until Laguna's activities are fully operational.

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of Common Stock in the public market could adversely affect the market price for the Common Stock. If the Company's shareholders were to sell a significant number of shares, the prevailing market price of the Common Stock could be adversely affected. The Company and its officers and directors have agreed that they will not sell any shares of Common Stock until at least 180 days after the Offering. See "Principal Shareholders" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

         The Company's Restated Articles of Incorporation impose restrictions on changes in control of the Company. The existence of these provisions may discourage a party from making a tender offer for or otherwise seeking to obtain control of the Company. See "Description of Capital Stock and Other Securities--Certain Voting Requirements."

RELIANCE ON KEY PERSONNEL

         The Company is dependent upon its executive officers, key employees and certain consultants. The unexpected loss of services of one or more of these individuals could have a detrimental effect on the Company. At present, the Company relies on consultants for geological analysis of its properties. The Company does not maintain key man insurance on any of its executive officers or key employees. In addition, the continued growth and expansion of the Company will depend upon, among other factors, the successful retention of skilled and experienced management and technical personnel. See "Key Employees and Consultants."

COMPETITION

         The oil and gas industry and the mining industry are both highly competitive. The Company and Laguna compete with major companies, other independent concerns and individual producers and operators. Many of these competitors have substantially greater financial and other resources than do the Company and Laguna. See "Business and Properties - Competition."

                                USE OF PROCEEDS

         The net proceeds to the Company from the sale of the shares of Common Stock being offered hereby (based on an assumed public offering price of $6.00 per share) are estimated to be approximately $9.5 million ($11 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and estimated offering expenses.

         Approximately $7.6 million of the net proceeds of the Offering will be used to finance the Company's oil and gas drilling activities in the Delaware and San Juan Basins.

         In addition, approximately $1.9 million of the proceeds of the Offering will be used to acquire all of the outstanding shares of the Company's Series A Convertible Preferred Stock ("Series A Preferred Stock"). See "Transactions With Related Parties" and "Description of Capital Stock and Other Securities - Series A Convertible Preferred Stock."

         Prior to the expenditure of the net proceeds of this Offering that are to be used for oil and gas drilling activities, such proceeds will be used to pay down the Company's line of credit with Bank One, Texas, N.A. (the "Bank"). On March 20, 1996, the Company replaced its previous line of credit with a revolving line of credit facility (the "Facility") from the Bank, consisting of a revolving line of credit (the "Revolver") and a separate drilling line of credit (the "Drilling Line"). Under the Revolver, the current borrowing base is $8,820,000 and the current amount outstanding is $8,371,000. The initial borrowing under the Revolver was used to repay a previous bank credit facility. The Facility requires a reduction in the commitment under the Revolver of $130,000 per month beginning on January 31, 1997, subject to any borrowing base redetermination. The interest rate on amounts drawn down under the Revolver is, at the Company's election, either the Bank's base rate plus 0.75% or the London Interbank Offered Rate ("LIBOR") plus 2.5% (7.875% as of June 30, 1996). The Drilling Line consists of a $2.0 million line of credit established to be used for development drilling approved by the Bank. Amounts drawn under the Drilling Line are repayable from 100% of the net revenues generated by wells under the Company's drilling program. If borrowing base levels increase under the Revolver, such amounts must be borrowed and used to prepay amounts outstanding under the Drilling Line. Amounts outstanding under the Drilling Line bear interest at the greater of 12.5% or the Bank's base rate plus 4%. The Facility is collateralized by substantially all of the Company's oil and gas properties and expires on March 31, 1999. Under the Facility, the Company is obligated to pay down $1.0 million under the Revolver and $2.0 million under the Drilling Line from the net proceeds of this Offering. Such amounts may be reborrowed by the Company under the terms, and subject to the restrictions, of the Facility, including the right of the Bank to redetermine the borrowing base under the Revolver at any time.

                          PRICE RANGE OF COMMON STOCK

         The Common Stock is quoted on the Nasdaq National Market under the symbol "MLRC." The following table sets forth, for the periods indicated, the high and low sale prices of the Common Stock as reported on the Nasdaq National Market. All of the following quotations have been adjusted to reflect the four to one reverse stock split of the Common Stock that is expected to occur on September __, 1996.

                                                                               HIGH         LOW
                                                                             --------     -------
       YEAR ENDED DECEMBER 31, 1994:
               First Quarter   . . . . . . . . . . . . . . . . . . . . . .   $ 18.00      $ 14.00
               Second Quarter  . . . . . . . . . . . . . . . . . . . . . .     15.00        10.50
               Third Quarter   . . . . . . . . . . . . . . . . . . . . . .     14.00         9.50
               Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . .     12.50         5.50

       YEAR ENDED DECEMBER 31, 1995:
               First Quarter   . . . . . . . . . . . . . . . . . . . . . .   $  8.00      $  5.00
               Second Quarter  . . . . . . . . . . . . . . . . . . . . . .      8.50         5.50
               Third Quarter   . . . . . . . . . . . . . . . . . . . . . .     10.00         6.00
               Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . .     11.00         4.00

       YEAR ENDING DECEMBER 31, 1996:
               First Quarter   . . . . . . . . . . . . . . . . . . . . . .   $  8.25      $  5.50
               Second Quarter  . . . . . . . . . . . . . . . . . . . . . .     11.00         6.00
               Third Quarter (through August 26, 1996)   . . . . . . . . .      8.00         5.00


         On August 26, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $6.00. As of August 26, 1996, there were approximately 750 shareholders of record of the Common Stock.


                                DIVIDEND POLICY

         The Company does not intend to pay cash dividends on Common Stock in the foreseeable future. The Company instead intends to retain its earnings to support the growth of the Company. Any future cash dividends would depend on future earnings, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors. Under the terms of the Facility, the Company may not pay dividends without the consent of the Bank. For a description of the Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                                 CAPITALIZATION

         The following table sets forth the consolidated capitalization of the Company as of June 30, 1996 and as adjusted (i) to reflect the sale of 1.8 million shares of Common Stock offered by the Company hereby and (ii) the application of the estimated net proceeds to the Company therefrom, as described under "Use of Proceeds." The following table should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes and other financial information included elsewhere in this Prospectus. All Common Stock amounts have been adjusted to reflect a four to one reverse stock split that is expected to occur on September __, 1996.

                                                                                     AT JUNE 30, 1996
                                                                              -------------------------------
                                                                                 ACTUAL           AS ADJUSTED
                                                                               ----------         -----------
                                                                                       (in thousands)
Long-term debt (1)  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  7,705            $  7,705

Series B Mandatorily Redeemable Convertible Preferred Stock, $0.01 par
   value, 500,000 shares authorized, 400,000 shares issued and outstanding,
   liquidation preference and mandatory redemption of $4,000,000  . . . . .        3,870               3,870

Shareholders' equity:
   Series A Convertible Preferred Stock, $0.01 par value, 1,467,890 shares authorized, 1,100,918 shares issued and outstanding, liquidation
     preference $6,000,000, and 0 shares, as adjusted (2) . . . . . . . . .        5,730                  --
   Common Stock, $0.01 par value, 25,000,000 shares authorized; 2,083,305
     shares issued and outstanding and 3,883,305 shares as adjusted (3)   .           21                  39

   Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . .       39,191              52,523
   Accumulated deficit  . . . . . . . . . . . . . . . . . . . . . . . . . .      (33,652)            (33,652)
                                                                                --------            --------
     Total shareholders' equity   . . . . . . . . . . . . . . . . . . . . .       11,290              18,910
                                                                                --------            --------

Total capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 22,865            $ 30,485
                                                                                ========            ========


- -----------------
(1) Long-term debt includes long-term debt net of current maturities, notes payable-other and capital lease obligations net of current portion. Assumes the Company will reborrow $1,000,000 under the Revolver.
(2) Assumes the purchase of the Series A Convertible Preferred Stock for approximately $1.9 million. See "Transactions With Related Parties."
(3) Does not include (i) 131,914 shares of Common Stock issuable upon exercise of currently outstanding options and warrants, (ii) _____ shares of Common Stock issuable upon conversion of the Company's outstanding Series B Mandatorily Redeemable Convertible Preferred Stock and (iii) _____ shares of Common Stock issuable upon exercise of the Representative's warrant. See "Description of Capital Stock and Other Securities."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

    The following is a summary of selected consolidated financial data which the Company believes highlights trends in its financial condition and results of its operations. The table presents the consolidated results of operations for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, and balance sheet data as of June 30, 1996 and as adjusted as of that date to reflect the results of this Offering. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere herein.

                                                                                            Six Months Ended
                                                         Year Ended December 31,                June 30,
                                       -------------------------------------------------- --------------------
                                         1991       1992      1993      1994      1995      1995       1996
                                       --------- ---------- --------- --------- --------- --------- ----------
                                                                                                (Unaudited)
SELECTED STATEMENTS OF OPERATIONS DATA:
   Revenues:
     Oil and gas sales  . . . . . . . . $ 1,349   $ 1,408   $  2,061  $  4,629   $ 4,800   $ 2,603   $ 2,834
     Other  . . . . . . . . . . . . . .     259       568        230       280       628       118       107
                                        --------------------------------------------------------------------
                                          1,608     1,976      2,291     4,909     5,428     2,721     2,941
                                        --------------------------------------------------------------------
   Costs and expenses:
     Oil and gas production   . . . . .     846       800        976     2,024     1,868       996       973
     Mining project expenses  . . . . .      52       171        133       169       448       247       359
     Depreciation, depletion and
     amortization . . . . . . . . . . .   4,034       306        937     2,409     2,340     1,233     1,170
     General and administrative   . . .   1,157       891      1,183     1,806     2,015       982       953
     Interest and other   . . . . . . .     150        76        249       132       433       111       465
                                        --------------------------------------------------------------------
                                          6,239     2,244      3,478     6,540     7,104     3,569     3,920
                                        --------------------------------------------------------------------
   Minority interest in loss of
     consolidated subsidiary  . . . . .    --         --       --        --         --       --           54
                                        --------------------------------------------------------------------
   Loss before extraordinary item . . .  (4,631)     (268)    (1,187)   (1,631)   (1,676)     (848)     (925)

   Extraordinary loss on early
   retirement of debt . . . . . . . . .    --        --         --        --        (253)     --        (160)
                                        --------------------------------------------------------------------
   Net loss . . . . . . . . . . . . . .  (4,631)     (268)    (1,187)   (1,631)   (1,929)     (848)   (1,085)

   Dividends on preferred stock and
   accretion  . . . . . . . . . . . . .    --        --         --        (258)     (360)     (158)     (186)
                                        --------------------------------------------------------------------
   Net loss attributable to common
   shareholders . . . . . . . . . . . . $(4,631)  $  (268)  $ (1,187) $ (1,889)  $(2,289)  $(1,006)  $(1,271)
                                        ====================================================================
SELECTED PER SHARE DATA:

   Loss attributable to common
     shareholders before extraordinary
     item   . . . . . . . . . . . . . . $ (3.96)  $ (0.24)  $  (0.88) $  (1.00)  $ (1.04)  $ (0.52)  $ (0.55)
   Extraordinary loss . . . . . . . . .    --         --        --        --       (0.12)     --       (0.08)
                                        --------------------------------------------------------------------
   Net loss attributable to common
     shareholders   . . . . . . . . . . $ (3.96)  $ (0.24)  $  (0.88) $  (1.00)  $ (1.16)  $ (0.52)  $ (0.63)
                                        ====================================================================

   Weighted average shares outstanding.   1,168     1,195      1,368     1,916     1,947     1,944     2,005

SELECTED CASH FLOW AND OTHER DATA:

   EBITDA (1) . . . . . . . . . . . . . $  (549)  $    56   $    (79) $    876$    1,093   $   465   $   706


   Capital expenditures . . . . . . . . $   906   $   190   $ 20,612  $  2,379   $ 3,883   $ 2,351   $ 3,988

                                                         At December 31                        At June 30, 1996
                                          ------------------------------------------------   --------------------
                                                                                                        As
                                             1991      1992      1993      1994      1995   Actual   Adjusted (2)
                                          --------  --------  --------  --------  -------- --------- ------------
Selected Balance Sheet Data:
   Total assets . . . . . . . . . . . .    $8,026    $7,675    $28,773   $28,226   $31,635   $37,540   $45,160
   Long-term debt (3) . . . . . . . . .        41        30         20        --    10,037     7,705     7,705
   Mandatorily redeemable preferred
      stock . . . . . . . . . . . . . .        --        --         --     3,804     3,844     3,870     3,870
   Shareholders' equity . . . . . . . .     6,645     6,738     15,029    13,549    11,760    11,290    18,910


(1) EBITDA is income before income taxes, interest, depreciation, depletion and amortization, and extraordinary loss. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(2) As adjusted to reflect the receipt by the Company of estimated net proceeds from the issuance of 1.8 million shares of Common Stock and the application of such proceeds. See "Use of Proceeds" and "Capitalization."

(3) Long-term debt includes long-term debt net of current maturities, notes payable-other and capital lease obligations net of current portion.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion is intended to assist in understanding the Company's historical consolidated financial position at December 31, 1993, 1994 and 1995, and June 30, 1996, and results of operations and cash flows for each of the three years in the period ended December 31, 1995 and the unaudited six month periods ended June 30, 1995 and 1996. The Company's historical Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus contain detailed information that should be referred to in conjunction with the following discussion. The financial information discussed below is consolidated information, which includes the accounts of Laguna.

OVERVIEW

    Historically, the Company has engaged in two separate and distinct facets of the natural resources business. Through Mallon Oil, the Company has pursued its core oil and gas interests. Through Laguna, the Company has pursued its mining interests. The Company has determined that the level of capital and management resources required to fully develop each of these businesses make it inadvisable for the Company to continue to pursue both. Accordingly, the Company decided to separate the businesses by establishing the financial independence of Laguna and having the Company focus its efforts on the oil and gas business. Laguna's recent Canadian financing and scheduled listing on The Toronto Stock Exchange have been major steps toward the accomplishment of that goal and should permit Laguna to operate independently without further reliance on the Company for financial support. The Company does not have any obligation or intention to finance Laguna's future operations.

    In light of the recent implementation of this fundamental change in the manner in which the Company will henceforth pursue its business, the Company's past financial performance is not necessarily indicative of its future operations.

    The Company's revenues, profitability and future rate of growth will be substantially dependent upon prevailing prices for oil and gas, which are in turn dependent upon numerous factors that are beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been volatile, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil or gas prices could have a material adverse effect on the Company's financial position, results of operations and access to capital, as well as the quantities of oil and gas reserves that the Company may economically produce.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has been significantly constrained by a continued shortage of capital. The Company had working capital deficits of $1,764,000 and $476,000 at December 31, 1994 and 1995, respectively. To address those deficits, the Company has, at various times, obtained debt financing and limited infusions of equity capital. However, management has always been of the view that the Company's liquidity problem will be solved, on a long term basis, by the Company's development of its oil and gas properties. Management believes that such operations, if successful, will increase the Company's cash flow and improve its liquidity, and thereby correct the Company's working capital deficits. To date, the Company has lacked the funds necessary to fund such operations at a level sufficient to achieve such results.

    Historically, the Company's involvement in both oil and gas and mining activities has hampered its ability to raise capital due to the complexity of the Company's financial structure and apparent market perceptions that the Company was too small to effectively pursue two such disparate businesses. By establishing independent financing arrangements for Laguna, management hopes to overcome these problems, raise development capital and place the Company in a position to exploit its oil and gas acreage. The elimination of the Company's commitment to fund Laguna's operations should assist the Company in these efforts.

    To implement the drilling and development programs described in this Prospectus, the Company will require expenditures of approximately $10.7 million during the balance of 1996 and through 1997. Without the net proceeds of this Offering, the Company could not fund all of its planned operations, and its capital expenditure plans would need to be scaled back. However, with the net proceeds of this Offering, the Company's working capital and credit facility and the operating cash flows that are expected to be generated by the application of such funds to the Company's drilling program, management anticipates that the Company will have sufficient capital to fund the continued development of its current properties in an orderly fashion and to meet the Company's liquidity requirements for the foreseeable future.

    In March 1996, the Company established the Facility with the Bank. The significant terms of the Facility, as it has been amended, are as follows:

         o The Facility establishes two separate lines of credit: the Revolver and the Drilling Line.

         o The borrowing base under the Revolver is subject to redetermination every six months, at June 30 and December 31, or at such other times as the Bank may determine.

         o The interest rate on amounts drawn under the Revolver is, at the Company's election, either the Bank's base rate plus 0.75%, or LIBOR plus 2.5% (7.875% as of June 30, 1996). Amounts outstanding under the Drilling Line bear interest at the greater of 12.5% or the Bank's base rate plus 4%.

         o The Facility requires a reduction in the commitment under the Revolver of $130,000 per month beginning January 31, 1997, subject to borrowing base redeterminations.

         o Amounts drawn under the Drilling Line are repayable from 100% of the net revenues generated by wells drilled with such funds. If the borrowing base under the Revolver increases, such additional amounts must be borrowed and used to reduce amounts outstanding under the Drilling Line.

         o The principal amount drawn under the Drilling Line is due on the earlier of the completion of this Offering or December 31, 1996.

         o The Facility is collateralized by substantially all of the Company's oil and gas properties.

         o The Company is obligated to maintain certain financial and other covenants, including a minimum current ratio, minimum net equity, a debt coverage ratio and a total bank debt ceiling.

         o   The Facility expires on March 31, 1999.

         Initial amounts drawn under the Revolver were used to retire the Company's prior line of credit and related accrued interest. At June 30, 1996, the borrowing base under the Revolver was $8,820,000, and the principal amount outstanding was $8,231,000, leaving the amount available under the Revolver at $589,000. The principal amount outstanding under the Drilling Line was $2,000,000 at June 30, 1996. The Company is currently in compliance with the covenants of the Facility.

RESULTS OF OPERATIONS

                                                                                         SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     JUNE 30,
                                         ---------------------------------------   ---------------------------
                                              1993         1994         1995            1995          1996
                                         ------------ ------------- ------------   ------------- -------------
                                                  (IN THOUSANDS, EXCEPT AVERAGE PRICES AND $ PER BOE)
OPERATING RESULTS:
   Oil and gas revenues . . . . . . . .       $2,061       $4,629        $4,800          $2,603       $2,834
   Oil and gas production expenses  . .          976        2,024         1,868             996          973
   Depreciation, depletion and
     amortization   . . . . . . . . . .          937        2,409         2,340           1,233        1,170
   Mining project expenses  . . . . . .          133          169           448             247          359
   General and administrative expenses         1,183        1,806         2,015             982          953

NET PRODUCTION:
   Oil (MBbl) . . . . . . . . . . . . .           70          146           173              89           91
   Natural Gas (MMcf) . . . . . . . . .          695        1,648         1,238             731          700

AVERAGE SALES PRICE REALIZED:
   Oil (per Bbl)  . . . . . . . . . . .       $14.75       $14.81        $16.45          $16.58       $16.98
   Natural Gas (per Mcf)  . . . . . . .       $ 1.48       $ 1.50        $ 1.58          $ 1.54       $ 1.84

AVERAGE PRODUCTION COSTS AND TAXES
   (PER BOE):                                 $ 5.25       $ 4.81        $ 4.93          $ 4.72       $ 4.68

AVERAGE DEPRECIATION, DEPLETION AND
   AMORTIZATION (PER BOE):                    $ 4.70       $ 5.53        $ 5.70          $ 5.51       $ 5.22

Six Months Ended June 30, 1996 Compared with Six Months Ended June 30, 1995

         Revenues. Total revenues for the six months ended June 30, 1996 increased 8.1% to $2,941,000, compared with $2,721,000 for the six months ended June 30, 1995. The increase was primarily due to higher oil and gas prices. Average oil prices for the six months ended June 30, 1996 increased 2.4% to $16.98 per Bbl, compared with $16.58 per Bbl for the six months ended June 30, 1995. Average gas prices for the six months ended June 30, 1996 increased 19.5% to $1.84 per Mcf, compared with $1.54 per Mcf for the six months ended June 30, 1995.

         Oil and Gas Production Expenses. Oil and gas production expenses for the six months ended June 30, 1996 decreased 2.3% to $973,000, compared with $996,000 for the six months ended June 30, 1995. The decrease was primarily attributable to fewer new wells drilled which typically have higher operating expenses in their first six months of production.

         Mining Project Expenses. Mining project expenses for the six months ended June 30, 1996 increased 45.3% to $359,000, compared with $247,000 for the six months ended June 30, 1995. The increase was primarily due to Laguna's business development expenses related to reviewing other mineral concessions. During the six months ended June 30, 1995 and 1996 there were no sales of gold or silver and the Company does not expect sales in the immediate future.

         General and Administrative Expenses. General and administrative expenses for the six months ended June 30, 1996 decreased 3.0% to $953,000, compared with $982,000 for the six months ended June 30, 1995.

         Depreciation, Depletion and Amortization. Depreciation, depletion and amortization for the six months ended June 30, 1996 decreased 5.1% to $1,170,000, compared with $1,233,000 for the six months ended June 30, 1995. Depreciation, depletion and amortization decreased 5.3% to $5.22 per BOE for the six months ended June 30, 1996, compared with $5.51 per BOE for the six months ended June 30, 1995 primarily due to an increase in oil and gas reserves.

         Interest and Other Expenses. Interest and other expenses for the six months ended June 30, 1996 increased 318.9% to $465,000, compared with $111,000 for the six months ended June 30, 1995. The increase was primarily due to higher outstanding borrowings under the Company's credit facility which were used primarily to terminate a volumetric production payment in August 1995.

         Other Items. Minority interest in loss of consolidated subsidiary of $54,000 represents the minority interest share in the Laguna loss. The minority interest in the Laguna common stock was created in June 1996. The Company incurred an extraordinary loss of $160,000 during the six months ended June 30, 1996 as a result of the refinancing of its credit facility with a new lender.

         Income Taxes. The Company did not recognize any tax benefit from its losses in the six months ended June 30, 1996 and June 30, 1995.

         Net Loss. Net loss for the six months ended June 30, 1996 increased 27.9% to $1,085,000, compared with $848,000 for the six months ended June 30, 1995 as a result of the factors discussed above. The Company paid the 8% dividend totaling $160,000 on its $4,000,000 face amount Series B Mandatorily Redeemable Convertible Preferred Stock ("Series B Preferred Stock") during the six months ended June 30, 1996, and realized accretion of $26,000. Net loss attributable to common shareholders for the six months ended June 30, 1996 increased 26.3% to $1,271,000, compared with $1,006,000 for the six months ended June 30, 1995.

Year Ended December 31, 1995 Compared with Year Ended December 31, 1994.

         Revenues. Total revenues for the year ended December 31, 1995 increased 10.6% to $5,428,000, compared with $4,909,000 for the year ended December 31, 1994. The increase was primarily due to a gain on termination of a volumetric production payment. For the year ended December 31, 1995 oil and gas sales, including amortization of deferred revenue from a volumetric production payment, increased 3.7% to $4,800,000 from $4,629,000 for the year ended December 31, 1994. Total oil sales increased 18.5% to 173,000 Bbls and total gas sales decreased 24.9% to 1,238,000 Mcf for the year ended December 31, 1995. The increase in oil sales was due to the completion of eight productive wells during 1995, and the decrease in gas sales was due in part to a decrease in production from one of the Company's producing properties, which has a steep decline curve, accounting for 267,000 Mcf of the production decrease. Average oil prices for the year ended December 31, 1995 increased 11.1% to $16.45 per Bbl, compared with $14.81 per Bbl for the year ended December 31, 1994. Average gas prices for the year ended December 31, 1995 increased 5.3% to $1.58 per Mcf, compared with $1.50 per Mcf for the year ended December 31, 1994.

         Oil and Gas Production Expenses. Oil and gas production expenses for the year ended December 31, 1995 decreased 7.7% to $1,868,000, compared with $2,024,000 for the year ended December 31, 1994. The decrease was primarily due to a reduction in repair costs in some of the Company's older fields.

         Mining Project Expenses. Mining project expenses for the year ended December 31, 1995 increased 165.1% to $448,000, compared with $169,000 for year ended December 31, 1994. The increase was due primarily to increased general and administration costs relating to the Rio Chiquito Project. During the year ended December 31, 1995 there were no sales of gold or silver and the Company does not expect sales in the immediate future.

         General and Administrative Expenses. General and administrative expenses for the year ended December 31, 1995 increased 11.6% to $2,015,000, compared with $1,806,000 for the year ended December 31, 1994. The increase was primarily due to an increase in investment banking fees related to a contract which expired in 1995 and additional salary expense for two officers hired April 1, 1994, which was included for a full year in 1995. These increases were partially offset by a reduction in legal fees and office expenses. Additionally, during 1995, consulting fees related to Laguna's exploration program increased significantly and travel and related expenses increased due to expenditures incurred in pursuing the Laguna private placement and financing arrangement and for new personnel traveling to Costa Rica.

         Depreciation, Depletion and Amortization. Depreciation, depletion and amortization for the year ended December 31, 1995 decreased 2.9% to $2,340,000, compared with $2,409,000 for the year ended December 31, 1994. Depreciation, depletion and amortization for the year ended December 31, 1995 increased 3.1% to $5.70 per BOE, compared with $5.53 per BOE for the year ended December 31, 1994, due primarily to lower gas production.

         Interest and Other Expenses. Interest and other expenses for the year ended December 31, 1995 increased 228.0% to $433,000, compared with $132,000 for the year ended December 31, 1994. The increase was primarily due to higher outstanding borrowings under the Company's credit facility which were used primarily to terminate a volumetric production payment in August 1995.

         Other Items. The Company incurred an extraordinary loss of $253,000 during 1995 as a result of the refinancing of its credit facility with a new lender.

         Income Taxes. The Company incurred net operating losses ("NOLs") for Federal income tax purposes in 1995, 1994 and 1993, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of the Company's oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in the Company's conclusion to provide a valuation allowance equal to the deferred tax asset. Accordingly, the Company did not recognize any tax benefit in its consolidated statement of operations for the years ended December 31, 1995, 1994, and 1993.

         Net Loss. Net loss for the year ended December 31, 1995 increased 18.3% to $1,929,000, compared with $1,631,000 for the year ended December 31, 1994 as a result of the factors discussed above. The Company paid the 8% dividend totaling $320,000 on its Series B Preferred Stock during 1995, and realized accretion of $40,000. Net loss attributable to common shareholders for the year ended December 31, 1995 increased 21.2% to $2,289,000, compared to $1,889,000 for the year ended December 31, 1994.

Year Ended December 31, 1994 Compared with Year Ended December 31, 1993

         Revenues. Total revenues for the year ended December 31, 1994 increased 114.3% to $4,909,000, compared with $2,291,000 for the year ended December 31, 1993. The increase was primarily due to the Company's acquisition of producing properties in September 1993. For the year ended December 31, 1994 oil and gas sales increased 124.6% to $4,629,000 from $2,061,000 for the year ended December 31, 1993. The increase was attributable to a substantial property acquisition in September 1993, and drilling and enhancement operations completed during 1994. Total oil sales increased 108.6% to 146,000 Bbls and total gas sales increased 137.1% to 1,648,000 Mcf for the year ended December 31, 1994. The increase in sales was primarily due to increased production resulting from a substantial property acquisition in September 1993. Average oil prices for the year ended December 31, 1994 increased 0.4% to $14.81 per Bbl, compared with $14.75 per Bbl for the year ended December 31, 1993. Average gas prices for the year ended December 31, 1994 increased 1.4% to $1.50 per Mcf, compared with $1.48 per Mcf for the year ended December 31, 1993.

         Oil and Gas Production Expenses. Oil and gas production expenses for the year ended December 31, 1994 increased 107.4% to $2,024,000, compared with $976,000 for the year ended December 31, 1993. The increase was primarily due to expenses related to the oil and gas properties acquired in September 1993.

         Mining Project Expenses. Mining project expenses for the year ended December 31, 1994 increased 27.1% to $169,000, compared with $133,000 for the year ended December 31, 1993. The increase was due to direct costs related to Laguna's exploration program. During the year ended December 31, 1994 there were no sales of gold or silver.

         General and Administrative Expenses. General and administrative expenses for the year ended December 31, 1994 increased 52.7% to $1,806,000, compared with $1,183,000 for the year ended December 31, 1993. The increase was primarily due to increased salary expense for additional personnel directly related to the Company's September 1993 acquisition of producing properties and legal fees incurred in connection with a lawsuit initiated by the Company. Additionally, travel expenses increased significantly due to efforts related to the Laguna mining operation.

         Depreciation, Depletion and Amortization. Depreciation, depletion and amortization for the year ended December 31, 1994 increased 157.1% to $2,409,000, compared with $937,000 for the year ended December 31, 1993. Depreciation, depletion and amortization for the year ended December 31, 1994 increased 17.7% to $5.53 per BOE, compared with $4.70 per BOE for the year ended December 31, 1993. This increase primarily reflects a decrease in production in one of the Company's major properties and the effect of low year-end 1993 gas prices on reserves.

         Interest and Other Expenses. Interest and other expenses for the year ended December 31, 1994 decreased 47.0% to $132,000, compared with $249,000 for the year ended December 31, 1993. The decrease was primarily due to lower outstanding borrowings resulting from the refinancing of a net profits interest with the proceeds of the sale of the Series B Preferred Stock, which bears an 8% dividend rate.

         Net Loss. Net loss for the year ended December 31, 1994 attributable to common shareholders increased 37.4% to $1,631,000, compared with $1,187,000 for the year ended December 31, 1993 as a result of factors discussed above. The Company paid the 8% dividend totaling $228,000 on its Series B Preferred Stock during 1994, and realized accretion of $30,000. Net loss attributable to common shareholders increased 59.1% to $1,889,000, compared with $1,187,000 for year ended December 31, 1993.

HEDGING ACTIVITIES

         The Company has in the past and may in the future engage in hedging transactions when management believes it is in the Company's interest to do so. Such transactions "lock in" prices, thus protecting against future price downturns, but they also limit the Company's ability to benefit from future price increases. The Company's use of hedging arrangements is limited to management of commodity price risks. Gains and losses on such transactions are matched to product sales and charged or credited to oil and gas sales when that product is sold. Management believes that the use of various hedging arrangements can be a prudent means of protecting the Company's financial interests from the volatility of oil and gas prices.

         In November 1995, the Company entered into a "collar" hedging transaction with an independent crude oil buyer covering 12,000 Bbls per month of its oil production. Under this arrangement, for each month beginning November 1995 through October 1996, the Company will receive a minimum of $16.50 per Bbl and a maximum of $18.00 per Bbl for the 12,000 Bbls subject to the collar agreement. The premium for this collar is $0.30 per Bbl, payable monthly.

         Also in November 1995, the Company entered into a "floor" hedging transaction with an independent purchaser covering 30,000 MMBtus per month of the Company's gas production. Under this arrangement, for each month beginning November 1995 through October 1996, if the price for gas as quoted on the New York Mercantile Exchange ("NYMEX") is less than $1.70, the Company will receive the difference between $1.70 and the average settlement price for that month for the 30,000 MMBtus subject to the floor agreement. The premium for this floor is $.095 per MMBtu, payable monthly.

MISCELLANEOUS

         The Company's oil and gas operations are significantly affected by certain provisions of the Internal Revenue Code of 1986, as amended (the "Code"), that are applicable to the oil and gas industry. Current law permits the Company to deduct currently, rather than capitalize, intangible drilling and development costs incurred or borne by it. The Company, as an independent producer, is also entitled to a deduction for percentage depletion with respect to the first 1,000 Bbls per day of domestic crude oil (and/or equivalent units of domestic natural gas) produced (if such percentage depletion exceeds cost depletion). Generally, this deduction is 15% of gross income from an oil and gas property, without reference to the taxpayer's basis in the property. The percentage depletion deduction may not exceed 100% of the taxable income from a given property. Further, percentage depletion is limited in the aggregate to 65% of the Company's taxable income. Any depletion disallowed under the 65% limitation, however, may be carried over indefinitely.

         At December 31, 1995, the Company had an NOL carryforward for Federal income tax purposes of approximately $13,400,000, which will begin to expire in 2005. The amount and availability of an NOL carryforward is subject to a variety of interpretations and restrictions. Under a provision of the Code, a corporation's ability to utilize an NOL carryforward to offset taxable income following an "ownership change" is limited. If an ownership change occurs, the ability of the Company to use its NOL carryforward will be limited so that a portion of the Company's NOL carryforward will not be available to offset the Company's taxable income in a particular year. The Company believes that this Offering may effect such an ownership change.

         Inflation has not historically had a material impact on the Company's financial statements, and management does not believe that the Company will be materially more or less sensitive to the effects of inflation than other companies in the oil and gas business.

         When evaluating the Company, its operations, or its expectations, the reader should bear in mind that the Company and its operations are subject to numerous risks and uncertainties. Among these are risks related to the oil and gas and the mining businesses (including operating risks and hazards and the plethora of regulations imposed thereon), risks and uncertainties related to the volatility of the prices of oil and gas and minerals, uncertainties related to the estimation of reserves of oil and gas and minerals and the value of such reserves, the effects of competition and extensive environmental regulation, the uncertainties related to foreign operations, and many other factors, many of which are necessarily beyond the Company's control.

                            BUSINESS AND PROPERTIES

GENERAL

         Mallon Resources Corporation is an independent energy company engaged in the domestic oil and gas development, exploration and production business. The Company's activities are focused in the Delaware Basin of southeast New Mexico where it has been active since 1982, and in the San Juan Basin of northwest New Mexico where it has been active since 1984. The Company owns interests in approximately 24,100 gross (18,900 net) acres in the Delaware Basin and approximately 31,100 gross (16,500 net) acres in the San Juan Basin. The Company's properties are primarily located in fields with established production histories, which typically contain multiple productive geologic formations and zones. To date, the Company's efforts to develop its properties have been constrained by its limited capital resources. The Company intends to use a majority of the net proceeds from this Offering to drill or recomplete approximately 55 wells in these two basins through the end of 1997.

         The Company increased its estimated proved reserves from 2.2 MMBOE as of December 31, 1992, to 5.1 MMBOE as of December 31, 1995, a 132% increase.
As of December 31, 1995, the Company's proved reserves, as estimated by its independent petroleum engineers, GeoQuest, consisted of 1.8 MMBbls of crude oil and 19.9 Bcf of natural gas, with a Pre-tax SEC 10 Value of $21.0 million. At June 30, 1996, the Company owned interests in 225 gross (74 net) producing wells and operated 88, or 39%, of these wells. The Company also has interests in four waterflood units, which contain a total of 544 gross (8.5 net) wells. The Company's geographic concentration of its activities and its control over its operating expenses resulted in average production costs of $4.93 per BOE for 1995.

BUSINESS STRATEGY

         The Company's objectives are to develop its inventory of properties, expand its oil and gas reserves and increase its cash flow. The Company intends to pursue these objectives by (i) increasing its drilling and recompletion activities on its Delaware and San Juan Basin properties, and (ii) continuing to control its expenditures, thereby containing its drilling, completion and operating costs.

         Approximately $7.6 million of the net proceeds of this Offering will be dedicated to the exploitation of the Company's current inventory of properties in the Delaware and San Juan Basins. During the next 15 months, using net proceeds from this Offering and cash flow from operations, the Company intends to drill approximately 30 wells on its Delaware Basin acreage and approximately five wells on its San Juan Basin acreage, and recomplete approximately 20 of its San Juan Basin wells. Thereafter, the Company anticipates that cash flow from its operations will be sufficient to fund the continued development of its current properties.

         Numerous potentially productive geologic formations and zones tend to be stacked atop one another in the Delaware and San Juan Basins. This feature allows most wells to target multiple potential pay zones, thus reducing drilling risks. It also permits the Company to conduct exploration operations in conjunction with its development drilling. Wells drilled to one horizon offer opportunities to examine up-hole zones or can be drilled to deeper prospective formations for relatively low additional costs. The Company believes that its substantial experience in the Delaware and San Juan Basins has enabled it to drill and complete wells for lower costs than those incurred by other operators in these areas. The Company also believes that innovative fracturing and completion techniques it employs extend the lives of its wells and accelerate their production. Since 1990, the Company has completed 18 of the 21 wells it has drilled in these two basins. Due to its substantial acreage positions and operating experience in these areas, the Company intends to continue to concentrate its operational efforts on these two basins for the foreseeable future.

SELECTED FIELDS AND AREAS OF INTEREST

         The Company's activities are focused in the Delaware Basin of southeastern New Mexico and in the San Juan Basin of northwestern New Mexico.
At December 31, 1995, these areas accounted for 98% of the Company's 5.1 MMBOE of estimated proved reserves. Of this total, 3.5 MMBOE were attributable to the Company's Delaware Basin properties and 1.6 MMBOE were attributable to its San Juan Basin properties.

     DELAWARE BASIN, SOUTHEASTERN NEW MEXICO

         The Delaware Basin has been an area of significant activity for the Company since 1982, when the Company drilled its first well in its Brushy Draw field. Wells in this basin produce from a variety of formations, the principal of which are the Cherry Canyon, Brushy Canyon, Strawn and Morrow Formations. These formations each contain multiple potentially productive zones. The Cherry Canyon and Brushy Canyon formations are shallow and primarily produce oil, while the Strawn and Morrow Formations, which are deeper, generally produce natural gas. The Company's primary properties in the Delaware Basin are in the Lea Northeast, Quail Ridge, White City and South Carlsbad fields. The Company also continues to assess potential in its Shipp, Lovington Northeast and Brushy Draw properties. The Company owns interests in approximately 24,100 gross (18,900 net) acres of oil and gas leases in the Delaware Basin.

         Lea Northeast Field, Lea County, New Mexico. The Company is actively developing a Cherry Canyon Formation play in this field. Since 1994 it has drilled 13 wells here, 11 of which were productive and one of which is used as a salt water disposal well. These wells extended the productive limits of the Lea Northeast Field by more than a mile to the northwest. The Company currently operates 12 wells in this field. The Company's wells in Lea Northeast typically target between 10 and 15 zones that are productive in the area. The primary producing interval in the field is in the Cherry Canyon Formation, although more recently attention has also been directed to the deeper Brushy Canyon Formation. The Company intends to drill wells to 10,500 feet in order to test zones in the Bone Springs Formation, which is also productive on portions of the Company's acreage. These formations contain multiple reservoir zones that occur at depths between 5,500 and 8,200 feet. The Company intends to drill 16 wells in Lea Northeast by the end of 1997 and has delineated 30 additional drill locations in the field. The Company's working interest in these wells range from 36% to 84%, and averages approximately 55%.

         Quail Ridge, Lea County, New Mexico. Adjacent to Lea Northeast, the Company controls a large block of acreage on which it operates wells producing from the Bone Springs, Atoka, and Morrow Formations. The Quail Ridge Field has produced primarily from the Morrow sandstone at depths of approximately 13,500 feet. The Company currently has an interest in 10 wells in this area and operates five of them. The Company plans to further develop this block by drilling at least seven wells in 1997. These wells will be drilled for production from the same Cherry Canyon Formation and Brushy Canyon Formation zones found by the Company's recent development activities in Lea Northeast, and, if successful, would extend the limits of the field by more than two miles to the northwest. The Company controls an approximate 40% working interest in this acreage.

         White City and South Carlsbad Fields, Eddy County, New Mexico. These adjacent fields have been the focus of much of the Company's recompletion and development activities since 1993. The Company has interests in 28 wells in these fields and operates 10 of them. After the Lea Northeast/Quail Ridge area, this is the Company's largest operated acreage block in the Delaware Basin. The Company has successfully recompleted gas wells in the Canyon, Strawn, Atoka, and Morrow Formations. Plans for development include drilling wells to the Morrow at 12,000 feet. Like all of the Company's recent drilling, a Morrow well will allow for exploration of various up-hole zones in the Cherry Canyon and Brushy Canyon Formations at depths from 1,500 to 5,300 feet, as well as the targeted Canyon, Strawn, Atoka and Morrow Formations, which range in depth from 9,000 feet to 12,000 feet. The Company's working interest averages 38%.

         Shipp and Lovington Northeast Fields, Lea County, New Mexico. Shipp and Lovington Fields are comprised of a collection of individual reservoirs, or algal mounds, in a Strawn Formation interval at depths of approximately 11,500
feet.   The mounds range in size from 100 to 700 acres.  The Company has interests in 33 wells and operates 23 wells in these adjacent fields. The Company recently initiated a low installation cost pilot waterflood project on one of these mounds. The Company will evaluate the success of this secondary recovery project and determine the feasibility of expanding the project to other mounds in the fields. The Company's working interest averages 33% in Lovington Northeast, and 46% in Shipp.

         Brushy Draw Field, Eddy County, New Mexico. The Company's initial drilling and field development here began in 1982. Current production is from the base of the Cherry Canyon Formation, at a depth of approximately 5,000 feet. The Company operates 14 wells with an average working interest of 68%. The Company will continue its Cherry

Canyon development here, drilling three wells in 1997, which will also be analyzed to evaluate potential productive zones in the Brushy Canyon Formation.

     SAN JUAN BASIN, NORTHWESTERN NEW MEXICO

         The San Juan Basin has been a significant area of activity for the Company since 1984. The Company's primary areas of interest in the San Juan Basin are the East Blanco, Gavilan and Otero areas. The Company owns interests in approximately 31,100 gross (16,500 net) acres of oil and gas leases in the San Juan Basin. Wells on these leases produce from a variety of zones in the Pictured Cliffs, Mesaverde, Mancos and Dakota Formations and primarily produce natural gas. Historically, due to the San Juan Basin's relatively isolated location and the resulting limited access its natural gas production has to the natural gas marketplace, natural gas produced in the San Juan Basin has tended to command prices that are lower than natural gas prices that prevail in other areas.

         East Blanco Area, Rio Arriba County, New Mexico. This area has been under development by the Company since 1986. The Company holds interests in 23 wells in this area. All production in the area has been natural gas, and East Blanco wells typically contain reserves in more than one productive zone, primarily in the Pictured Cliffs Formation and the Ojo Alamo Formation. The wells also penetrate the Fruitland Coal Formation, which is productive in fields adjacent to East Blanco. At present, management has identified 44 potential drilling and recompletion locations on its East Blanco acreage. Of the locations currently identified, 14 have been assigned proved undeveloped reserves in the Pictured Cliffs or Ojo Alamo Formations. The Company owns a 59% average working interest in this 20,000 acre block to the bottom of the Pictured Cliffs Formation.

         Gavilan Field, Rio Arriba County, New Mexico. The Company operates seven wells in this field. Current production is primarily natural gas from the Mancos Formation at approximately 5,600 feet. In 1997, the Company plans to recomplete three wells in the Mesaverde Formation and to utilize such wells to test the Pictured Cliffs gas sand and two additional Mesaverde pays. The Company holds an average 34% working interest in this acreage.

         Otero Field, Rio Arriba County, New Mexico. The Company operates its two wells in this field, which produce oil from the Mancos Formation at approximately 5,300 feet. The Company intends to drill one well in this field in 1997, which will commingle production from the Pictured Cliffs, Mesaverde and Mancos Formations. The Company has an 88% working interest in this acreage.

     OTHER AREAS

         All of the Company's oil and gas operations are currently conducted on-shore in the United States. In addition to the properties described above, it has properties in the states of Colorado, Oklahoma, Wyoming, North Dakota and Alabama. While it intends to continue to produce its current wells in those states, it currently does not expect to engage in any development activities in those areas. The Company also owns a 2.5% working interest in an exploration venture to drill one or more wells offshore Belize, where the Company is initially committed to spend approximately $200,000, beginning in late 1996 or early 1997.

ACREAGE

         The majority of the Company's producing oil and gas properties are located on leased land held by the Company for as long as production is maintained. The following table summarizes the Company's oil and gas acreage holdings as of December 31, 1995.

                                       GROSS               NET               GROSS               NET
                                     DEVELOPED          DEVELOPED         UNDEVELOPED        UNDEVELOPED
                 AREA                 ACREAGE            ACREAGE            ACREAGE            ACREAGE
                 ----                 -------            -------            -------            -------
      Delaware Basin  . . . . .         22,582             18,555              1,560                312
      San Juan Basin  . . . . .         10,308              3,503             20,773             13,033
      Other . . . . . . . . . .         10,225              3,953              2,931                 50
                                        ------            -------              -----          ---------
         Total  . . . . . . . .         43,115             26,011             25,264             13,395
                                        ======             ======             ======             ======

Much of the Delaware Basin developed acreage relates to deeper natural gas zones as to which larger spacing rules apply. Most of this developed acreage is undeveloped as to shallower zones.

PROVED RESERVES

         The following table sets forth summary information concerning the Company's estimated proved oil and gas reserves as of December 31, 1995, based upon the GeoQuest Report, a summary of which is included as Annex A to this Prospectus. All calculations have been made in accordance with the rules and regulations of the Commission and give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10%. See "Risk Factors--Uncertainty of Estimates of Reserves and Future Net Revenues."

                                                                   OIL         GAS         TOTAL
                                                                 (MBBL)       (BCF)        (MBOE)
                                                                 ------       -----        ------
       Proved developed reserves . . . . . . . . . . . . . . .    1,238       14,702        3,688
       Proved undeveloped reserves . . . . . . . . . . . . . .      576        5,220        1,446
       Total proved reserves . . . . . . . . . . . . . . . . .    1,813       19,921        5,134

       Estimated future net revenues (in thousands)  . . . . . . . . . . . . . . . . .    $35,656
       Present value of estimated future net revenues (in thousands) . . . . . . . . .    $21,038

DRILLING ACTIVITY

         The following table sets forth, for each of the last three years, and for the six months ended June 30, 1996, the drilling activities conducted by the Company:


                                                              DEVELOPMENT WELLS
                               ----------------------------------------------------------------------------
                                           GROSS WELLS                                 NET WELLS
                               ---------------------------------          ---------------------------------
                               PRODUCTIVE      DRY         TOTAL          PRODUCTIVE      DRY         TOTAL
                               ----------      ---         -----          ----------      ---         -----
1993  . . . . . . . . . . . .       0           0            0                 0            0            0
1994  . . . . . . . . . . . .       4           0            4              1.75            0         1.75
1995  . . . . . . . . . . . .       7           1            8              4.40          .56         4.96
Six months ended June 30,
   1996 . . . . . . . . . . .       3           0            3              2.41            0         2.41

                                                              EXPLORATORY WELLS
                               ----------------------------------------------------------------------------
                                           GROSS WELLS                                 NET WELLS
                               ---------------------------------          ---------------------------------
                               PRODUCTIVE      DRY         TOTAL          PRODUCTIVE      DRY         TOTAL
                               ----------      ---         -----          ----------      ---         -----
1993  . . . . . . . . . . . .       0           0            0                0            0            0
1994  . . . . . . . . . . . .       0           0            0                0            0            0
1995  . . . . . . . . . . . .       1           0            1                .3           0           .3
Six months ended June 30,
   1996 . . . . . . . . . . .       0           0            0                0            0            0


PRODUCTIVE WELLS

         The following table summarizes the Company's gross and net interests in productive wells at June 30, 1996. Net interests represented in the table are net "working interests" which bear the cost of operations.

              GROSS WELLS                                          NET WELLS
- ----------------------------------------            -----------------------------------------
  OIL         NATURAL GAS        TOTAL                OIL         NATURAL GAS         TOTAL
  ---         -----------        -----                ---         -----------         -----
  121             108             225                  40              33              74

In addition, the Company owns interests in four waterflood units, which contain a total of 544 gross wells (8.5 net wells) and four gross (1.4 net) salt water disposal wells.

PRODUCTION AND SALES PRICE

         The following table sets forth information concerning the Company's total oil and gas production (including deliveries under its volumetric production payment) and sales for each of the last three years and for the six months ended June 30, 1996:

                                                                                         SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                      JUNE 30,
                                         ------------------------------------         -------------------
                                           1993          1994           1995            1995         1996
                                         ------------------------------------         -------------------
NET PRODUCTION:
   Oil (MBbl) . . . . . . . . . . . .         70            146           173              89          91
   Natural Gas (MMcf) . . . . . . . .        695          1,648         1,238             731         700

AVERAGE SALES PRICE REALIZED(1):
   Oil (per Bbl)  . . . . . . . . .      $ 14.75        $ 14.81       $ 16.45         $ 16.58     $ 16.98
   Natural Gas (per Mcf)  . . . . .      $  1.48        $  1.50       $  1.58         $  1.54     $  1.84
   BOE  . . . . . . . . . . . . . .      $ 11.08        $ 11.00       $ 12.66         $ 12.34     $ 13.63

AVERAGE COST (per BOE):
   Production costs . . . . . . . .      $  5.25        $  4.81       $  4.93         $  4.72     $  4.68
   Depreciation, depletion and
     amortization   . . . . . . . .      $  4.70        $  5.53       $  5.70         $  5.51     $  5.22

PRODUCING WELLS (at end of period)
(2):
   Gross Wells  . . . . . . . . . .          218            219           222             223         225
   Net Wells  . . . . . . . . . . .           70             66            72              67          74

(1) Includes effects of hedging. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Hedging Activities."

(2) In addition, the Company owns interests in four waterflood units, which contain a total of 544 gross wells (8.5 net wells) and four gross (1.4 net) salt water disposal wells.

MARKETING

         For 1996, approximately 400 Bbls per day (more than 80%) of the Company's oil production is committed under a contract, which extends through October 31, 1996, with one company, Gulfmark Energy Incorporated. Other oil and liquids are sold on the open market to unaffiliated purchasers, generally pursuant to purchase contracts that are cancelable on 30 days' notice. The price paid for this production is generally an established or posted price that is offered to all producers in the field, plus any applicable differentials. Natural gas is generally sold on the spot market or pursuant to short term contracts. Prices paid for crude oil and natural gas fluctuate substantially. Because future prices are difficult to predict, the Company hedges a portion of its oil and gas sales to protect against market downturns. The nature of hedging transactions is such that producers forego the benefit of some price increases that may occur after the hedging arrangement is in place. The Company nevertheless believes that hedging is prudent in certain circumstances in order to minimize the risk of falling prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Hedging Activities."

LAGUNA GOLD COMPANY

         The Company owns 14.4 million common shares, representing an approximate 57% interest, in Laguna, a company with interests in gold mining concessions in Costa Rica. To establish itself as a financially independent company, Laguna recently completed a financing in Canada and has scheduled the listing of its common shares for trading on The Toronto Stock Exchange, under the trading symbol "LGC." Laguna received approximately $4.3 million of net proceeds from its Canadian financing, which will permit Laguna to continue its operations without further reliance on the Company for financial support. The Company does not have any obligation or intention to finance Laguna's future operations. Over time, the Company may reduce its investment in Laguna. Proceeds from any disposition of the Company's Laguna shares will be devoted to the Company's oil and gas operations. The Company entered into an agreement with The Toronto Stock Exchange pursuant to which it has agreed to escrow 8.4 million shares of Laguna common stock, and one-third of such shares will be released from escrow in each of the three years after the date of the agreement.

COMPETITION

         The oil and natural gas industry is intensely competitive.
Competition is particularly intense in the acquisition of prospective oil and natural gas properties and oil and gas reserves. The Company's competitive position depends on its geological, geophysical and engineering expertise, on its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. The Company competes with a substantial number of other companies having larger technical staffs and greater financial and operational resources. Many such companies not only engage in the acquisition, exploration, development and production of oil and natural gas reserves, but also carry on refining operations, generate electricity and market refined products. The Company also competes with major and independent oil and gas companies in the marketing and sale of oil and gas to transporters, distributors and end users. There is also competition between the oil and natural gas industry and other industries supplying energy and fuel to industrial, commercial and individual consumers. The Company also competes with other oil and natural gas companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells. Such equipment may be in short supply from time to time, although there is no current shortage of such equipment. Finally, companies not previously investing in oil and natural gas may choose to acquire reserves to establish a firm supply or simply as an investment. Such companies will also provide competition for the Company. The Company's business is affected not only by such competition, but also by general economic developments, governmental regulations and other factors that affect its ability to market its oil and natural gas production. The prices of oil and natural gas realized by the Company are both highly volatile and generally dependent on world supply and demand. Declines in crude oil prices or natural gas prices adversely impact the Company's activities. The Company's financial position and resources may also adversely affect the Company's competitive position. Lack of available funds or financing alternatives will prevent the Company from executing its operating strategy and from deriving the expected benefits therefrom. For further information concerning the Company's financial position, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATION

         Various aspects of the Company's oil and natural gas operations are regulated by administrative agencies under statutory provisions of the states where such operations are conducted and by certain agencies of the Federal government for operations on Federal leases. The Federal Energy Regulatory Commission ("FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"). In the past, the Federal government has regulated the prices at which oil and gas could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and nonprice controls affecting wellhead sales of natural gas effective January 1, 1993.

         Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, and 636-B ("Order No. 636"), which require interstate pipelines to provide transportation separate, or "unbundled," from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Although Order No. 636 does not directly regulate the Company's activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company's activities. Although Order No. 636 could provide the Company with additional market access and more fairly applied transportation service rates, Order No. 636 could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violation of those tolerances. Numerous parties have filed petitions for review of Order No. 636, as well as orders in individual pipeline restructuring proceedings. In July 1996, Order No. 636 was generally upheld on appeal. The portions remanded for further action do not appear to materially affect the Company. It is difficult to predict when all appeals of Order No. 636 will be completed or their impact on the Company.

         The FERC has recently announced several important transportation-related policy statements and proposed rule changes. In 1995, the FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. In January 1996, the FERC issued a policy statement and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology, including criteria to be used in evaluating proposals to charge market-based rates for the transportation of natural gas. In addition, the FERC recently issued a notice of proposed rulemaking pursuant to which it proposes to substantially revise its regulations regarding releases of firm interstate natural gas pipeline capacity. While any resulting FERC action regarding these matters would affect the Company only indirectly, the FERC's current rules and policy statements may have the effect of enhancing competition in natural gas markets by, among other things, encouraging non-producer natural gas marketers to engage in certain purchase and sale transactions. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be treated materially differently than other natural gas producers and marketers with which it competes.

         Commencing in October 1993, the FERC issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995.

         Substantially all of the Company's operations are located on federal oil and gas leases, which are administered by the United States Department of the Interior Minerals Management Service ("MMS"). Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations. The MMS is conducting an inquiry into certain contract agreements from which producers on MMS leases have received settlement proceeds that the MMS contends are royalty-bearing and the extent to which producers have paid the appropriate royalties on those proceeds. The Company believes that this inquiry will not have a material impact on its financial condition, liquidity or results of operations.

         In 1995, the MMS issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principal feature in the amendments, as proposed, would establish an alternative market index-based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's-length sales contracts. The MMS has proposed this rulemaking to facilitate royalty valuation in light of changes in the gas marketing environment. The MMS has recently announced its intention to re-examine these proposed rules and to allow interested parties to file additional comments. The MMS has also recently proposed a rule describing the types of transportation components that are deductible for purposes of calculating and reporting royalties, as well as various cost components associated with marketing functions that are not deductible. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this stage of these rulemaking proceedings how the Company might be affected by amendments to the regulations.

         Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company or its subsidiaries. No material portion of the Company's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Federal government.

OPERATING HAZARDS AND ENVIRONMENTAL MATTERS

         The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow- outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

         The Company's operations relating to the exploration, development and production of oil and natural gas are subject to extensive federal, state and local laws governing the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial civil and criminal penalties for failure to comply. These laws, rules, and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities, and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, frontier and other protected areas, require some form of remedial action to prevent pollution from former operations, such as pit cleanups and plugging abandoned wells, and impose substantial liabilities for pollution resulting from the Company's operations. In addition, these laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist. The regulatory burden on the oil and natural gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of the Company and compliance with the underlying environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of the Company. While the Company believes that it is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company, changes in environmental law have the potential to adversely affect the Company's operations. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of "hazardous substances" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment. Furthermore, although petroleum, including crude oil and natural gas is exempt from CERCLA, at least two separate courts have ruled that certain wastes associated with the production of crude oil may be classified as hazardous substances under CERCLA and thus the Company could become subject to the burdensome cleanup and liability standards established under the federal Superfund program if significant concentrations of such wastes were determined to be present at the Company's properties or to have been produced as a result of the Company's operations.

         Although the Company maintains insurance against some, but not all, of the risks described above, including insuring the costs of clean-up operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future or that such insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on the Company's financial condition and operations.

CORPORATE OFFICES; EMPLOYEES

         The Company's principal office is located at 999 18th Street, Suite 1700, Denver, Colorado 80202. The Company's phone number is (303) 293-2333. The Company employs 14 full time employees and one part time employee at this office. The Company maintains an oil field operations office in Carlsbad, New Mexico, where it employs four individuals.

         Certain of the Company's employees, Messrs. George Mallon, Roy Ross and Alfonso Lopez, devote a portion of their time to Laguna. Laguna bears a portion of the compensation of these individuals, and also bears a portion of the general and administrative expenses of the Denver office.

CHANGE OF INDEPENDENT ACCOUNTANTS

         Effective November 10, 1994, the Company released Hein + Associates LLP ("H+A") as its independent certified public accounting firm. During the two most recent fiscal years, and for the period from December 31, 1993 through November 10, 1994, there were no disagreements with H+A on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and H+A's reports did not contain any adverse or qualified opinions. The release of H+A was approved by the Company's Board of Directors at its November 9, 1994 meeting. At that same meeting, the Company's Board of Directors approved the selection of Price Waterhouse LLP as the Company's independent accounting firm for the fiscal years 1993 through 1996. The Company had no prior business dealings or consultations with Price Waterhouse LLP.

                                   MANAGEMENT

         The following are the members of the Company's Board of Directors and the Company's executive officers:


                   NAME                      AGE                             TITLE(S)
                   ----                      ---                             --------
George O. Mallon, Jr. . . . . . . . . . .     51   Director, Chairman of the Board and President of the
                                                   Company; Chairman of Mallon Oil and Director of Laguna
Kevin M. Fitzgerald . . . . . . . . . . .     41   Director and Executive Vice President of the Company;
                                                   President of Mallon Oil

James A. McGowen  . . . . . . . . . . . .     53   Director and Executive Vice President of the Company;
                                                   Chairman of Laguna
Roy K. Ross . . . . . . . . . . . . . . .     45   Director, Executive Vice President and General Counsel of
                                                   the Company, Laguna, and Mallon Oil
Frank Douglass  . . . . . . . . . . . . .     63   Director
Roger R. Mitchell . . . . . . . . . . . .     64   Director

Francis J. Reinhardt, Jr. . . . . . . . .     65   Director
Alfonso R. Lopez  . . . . . . . . . . . .     47   Vice President-Finance and Treasurer
Carolena F. Chapman . . . . . . . . . . .     52   Secretary and Controller

         The directors serve until the next annual meeting of shareholders. Following are brief descriptions of the business experience of the Company's directors and executive officers:

         George O. Mallon, Jr. has been the President and Chairman of the Board of the Company since December 1988. He formed Mallon Oil in 1979, and served as its President until December 1988, when he became that company's Chairman of the Board. Mr. Mallon was a co-founder of Laguna in 1980, and served as its President until April 1986. He is now a director of Laguna. Mr. Mallon earned a B.S. degree in Business from the University of Alabama in 1965, and an M.B.A. degree from the University of Colorado in 1977.

         Kevin M. Fitzgerald has been Executive Vice President of the Company since June 1990. He joined Mallon Oil in 1983 as Petroleum Engineer and served as Vice President of Engineering from 1987 through December 1988, when he became President of that company. Mr. Fitzgerald was Vice President, Oil and Gas Operations for the Company from 1988 through October 1990, when he was named Executive Vice President. Mr. Fitzgerald is also a director of Mallon Oil. Mr. Fitzgerald earned a B.S. degree in Petroleum Engineering from the University of Oklahoma in 1978.

         James A. McGowen has been Executive Vice President of the Company since December 1988. He was a co-founder of Laguna and served as Vice President of Production and a director of Laguna from its inception in 1980 until December 1988, when he became President of that company. Mr. McGowen is currently Chairman and a director of Laguna. He earned an A.B. degree in Zoology from the University of California in 1966.

         Roy K. Ross has been Executive Vice President and General Counsel of the Company since 1992. From June 1976 through September 1992, Mr. Ross was an attorney in private practice with the Denver-based law firm of Holme Roberts & Owen. Mr. Ross is also Executive Vice President, General Counsel and a director of Mallon Oil and Laguna. He earned his B.A. degree in Economics from Michigan State University in 1973, and his J.D. degree from Brigham Young University in 1976.

         Frank Douglass has been a director since 1988. He is a Senior Partner in the Texas law firm of Scott, Douglass, Luton & McConnico, LLP, where he has been a partner since 1976. Mr. Douglass earned a B.B.A. degree from Southwestern University in 1953 and a L.L.B. degree from the University of Texas School of Law in 1958.

         Roger R. Mitchell has been a director of the Company since 1990. He joined the Company in January 1989 as a Vice President with responsibility for investor relations, broker-dealer liaison, and special marketing projects. He was President of Mallon Securities Corporation, a limited broker-dealer firm wholly owned by Mallon Oil, from 1982 until that firm was dissolved in October 1990. In August 1991, Mr. Mitchell left the employment of the Company to start First Federated Telepartners, a private telecommunications business headquartered in Chicago. In December 1992, Mr. Mitchell sold his interest in First Federated Telepartners, and retired, although he continues to provide consulting services to various businesses on a part-time basis. He earned a B.S. degree in Business from Indiana University in 1954 and an M.B.A. degree from Indiana University in 1956.

         Francis J. Reinhardt, Jr. has been a director since 1994. He is with the New York investment banking firm of Carl H. Pforzheimer & Co., where he has been a partner since 1966. He is a member and past president of the National Association of Petroleum Investment Analysts. Mr. Reinhardt is also a director of The Exploration Company of Louisiana, a public company engaged in the oil and gas business. Mr. Reinhardt holds a B.S. degree from Seton Hall University, and an M.B.A. from New York University.

         Alfonso R. Lopez joined the Company in July 1996 as Vice President-Finance and Treasurer. He was Vice President-Finance for Consolidated Oil & Gas, Inc. (now Hugoton Energy Corporation) from 1993 to 1995. Mr. Lopez was a consultant from 1991 to 1992. From 1981 to 1990, he was Controller for Decalta International Corporation, a Denver based exploration and production company. He served as Controller for Western Crude Oil, Inc. (now Texaco Trading and Transportation, Inc.) from 1978 to 1981. Mr. Lopez is a certified public accountant and was with Arthur Young & Company (now Ernst & Young) from 1970 to 1978. Mr. Lopez earned his B.A. degree in Accounting and Business Administration from Adams State College in Colorado in 1970.

         Carolena F. Chapman has been Controller and Secretary of the Company since 1989. She also serves as Secretary and Controller for Mallon Oil.

KEY EMPLOYEES AND CONSULTANTS

         The following is information concerning certain of the Company's employees and consultants who are instrumental to the Company's success:

         Ray E. Jones is Vice President-Engineering of Mallon Oil. Before joining the Company in January 1994, Mr. Jones spent eight years with Jerry R. Bergeson & Associates (now GeoQuest), an independent consulting firm, where he did reservoir engineering, field studies and reserve evaluations, and taught industry courses in basic reservoir engineering, reservoir simulation and well testing. Mr. Jones graduated from of Colorado School of Mines in 1979, and is a registered professional engineer.

         Randy Stalcup has been the Vice President-Land of Mallon Oil since April 1995. Prior to joining the Company in April 1994, Mr. Stalcup was employed by Beard Oil Company for 13 years, where he was the Acquisition and Unitization Manager from 1989 on. Mr. Stalcup, a Certified Professional Landman, earned his B.B.A. degree in Petroleum Land Management from the University of Oklahoma in 1979.

         Duane Winkler is Production Superintendent of Mallon Oil, working out of the Carlsbad, New Mexico office. Before joining the Company in October 1993, he was employed by Natural Gas Processing as Production Superintendent from 1986 to 1993. Mr. Winkler, who has 24 years of experience in drilling, completion and production operations, completed his Associates of Engineering Certificate from Central Wyoming College in 1996.

         Wendell A. Bond, an independent geological consultant, has been engaged by the Company since July 1994. Mr. Bond has 23 years of experience in the petroleum industry, both domestically and internationally, and is president of Wendell A. Bond, Inc., a company specializing in petroleum geological consulting services that he formed in 1988. Prior to 1988, Mr. Bond had been employed in a variety of positions for several independent and major oil and gas companies, including Project Geologist for Webb Resources, District Geologist for Sohio Petroleum and Chief Geologist for Samuel Gary Jr. & Associates. Mr. Bond earned his B.S. degree in geology from Capital University, Columbus, Ohio, and his M.S. degree in geology from the University of Colorado.

         Laura Levorsen, an independent geological consultant, has been engaged by the Company since 1994. Ms. Levorsen has been an independent consultant since 1992. Prior to 1992, she worked as a geologist for Pecten International (a Shell Oil subsidiary) and Anadarko Petroleum. Her geological experience has involved working with active foreign and domestic drilling programs, wellsite evaluation, basin analysis and prospect generation. Ms. Levorsen earned a Masters of Science in geology from the Colorado School of Mines in 1987 and has a B.A. in geology from the University of Colorado, a B.A. in Eastern Asian Languages and Cultures and a B.A. in biology from the University of Kansas.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth information concerning the beneficial ownership of the Common Stock as of August 26, 1996, by (i) the Company's chief executive officer; (ii) each of the Company's directors, (iii) each shareholder known by the Company to own of record or beneficially more than 5% of the Company's outstanding Common Stock; and (iv) all directors and executive officers as a group. The following share amounts have been adjusted to reflect the four to one reverse stock split that is expected to occur on September _, 1996.

                                                                           PERCENT OWNED
                                                                        --------------------
                                                         NUMBER OF        BEFORE     AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                  SHARES         OFFERING   OFFERING
- ----------------------------------------               ------------      --------   --------
George O. Mallon, Jr. . . . . . . . . . . . . . .        309,350 (2,3)      14.8%   %
Kevin M. Fitzgerald . . . . . . . . . . . . . . .         28,278 (3)         1.4    *
James A. McGowen  . . . . . . . . . . . . . . . .         14,546 (3)         *      *
Roy K. Ross . . . . . . . . . . . . . . . . . . .          7,675 (3)         *      *
Frank Douglass  . . . . . . . . . . . . . . . . .          7,926             *      *
Roger R. Mitchell . . . . . . . . . . . . . . . .         47,757             2.3
Francis J. Reinhardt, Jr. . . . . . . . . . . . .         27,641 (4)         1.3    *
Larry Abrams  . . . . . . . . . . . . . . . . . .        141,279             6.8
Thomas B. McMillan, Jr. . . . . . . . . . . . . .        116,465 (5)         5.6
John Simmet Estate  . . . . . . . . . . . . . . .        149,415 (6)         7.2
Bank of America NT&SA . . . . . . . . . . . . . .        278,293 (7)        11.8     0(8)
Robert J. Monroe  . . . . . . . . . . . . . . . .        184,299 (9)         8.5
All officers and directors as a group (8 persons)        443,173 (3)        21.6

- -----------------
*   Less than 1%
(1) The address of Messrs. Mallon, Fitzgerald, McGowen and Ross is 999 18th Street, Suite 1700, Denver, Colorado 80202. The address of Mr. Mitchell is 5436 Lake Edge Drive, Holly Spring, North Carolina 27540. The address of Mr. Douglass is 4350 Beltway Drive, Dallas, Texas 75244-3110. The address of Mr. Reinhardt is 650 Madison Avenue, 23rd Floor, New York, New York 10022. The address of Mr. Abrams is 24 Park Central South, New York, New York 10019. The address of Mr. McMillan is PO Box 809, Brewton, Alabama 36427. The address of the John Simmet Estate is PO Box 9, Newport, Minnesota 55055. The address of Mr. Monroe is 228 St. Charles Avenue, New Orleans, Louisiana 70130. The address of Bank of America NT&SA is 555 California Street, San Francisco, California 94104.
(2) Includes 2,166 shares owned by Mr. Mallon's wife.
(3) Includes shares that could be acquired upon the exercise of immediately exercisable stock options.
(4) Includes 12,175 shares of the Company's Series B Preferred Stock, which are currently convertible into 7,162 shares of Common Stock. Does not include 5,000 shares owned by Mr. Reinhardt's children for which beneficial ownership is disclaimed.
(5) Includes 6,849 shares owned by Mr. McMillan's children.
(6) Includes shares owned by two companies under the control of the Simmet
    Estate.
(7) Consists of shares of Common Stock issuable to Bank of America NT&SA upon the conversion of its 1,100,918 shares of Series A Preferred Stock, which are convertible at any time. The "Percent Owned" calculation for Bank of America NT&SA assumes that such a conversion is made; all other "Percent Owned" calculations ignore the potential effect of the conversion of Bank of America NT&SA's Series A Preferred Stock. Bank of America NT&SA owns 100% of the outstanding shares of Series A Preferred Stock, which carry a voting power equal to 278,293 shares of Common Stock and the right to elect one director.
(8) Reflects the purchase by the Company of the Series A Preferred Stock held by Bank of America NT&SA. See "Use of Proceeds" and "Transactions With Related Parties."
(9) Consists of the following amounts: 4,250 shares owned directly; 13,500 shares of Common Stock, warrants to purchase 23,567 shares of Common Stock, and 30,000 shares of Series B Preferred Stock convertible into 17,647 shares of Common Stock owned by a foundation of which Mr. Monroe is president and a director; 70,250 shares of Common Stock, warrants to purchase 23,570 shares of Common Stock and 15,000 shares of Series B Preferred Stock convertible into 8,823 shares of Common Stock owned by an estate of which Mr. Monroe is the executor;

    and 19,750 shares of Common Stock and 5,000 shares of Series B Preferred Stock convertible into 2,941 shares of Common Stock owned by a company of which the estate is the sole shareholder. The "Percent Owned" calculation for Mr. Monroe assumes that all outstanding Series B Preferred Stock has been converted; all other "Percent Owned" calculations ignore the potential effect of the conversion of the Series B Preferred Stock.

                       TRANSACTIONS WITH RELATED PARTIES

         The Huxford Field, in which the Company has working interests, is operated by Smackco Ltd., a company that is owned by Thomas E. McMillan, who owned beneficially, prior to the Offering in excess of 5% of the outstanding Common Stock.

         The Company serves as operator of certain oil and gas properties in which some of the officers and directors of the Company have working interests. Such individuals pay their pro-rata share of all costs relating to the properties, on the same basis as other unaffiliated interest owners.

         During the year ended December 31, 1995, the Company paid $31,000 of legal fees to the law firm of Scott, Douglass, Luton & McConnico, LLP, of which Mr. Douglass is a senior partner.

         During the year ended December 31, 1995, the Company paid $200,000 of consulting and other fees to the investment banking firm of Carl H. Pforzheimer & Co., of which Mr. Reinhardt is a partner.

         In February 1995, the Company entered into a loan agreement establishing a $2.5 million line of credit facility pursuant to which it could borrow funds from three entities, two of which are affiliates of Robert J. Monroe, an individual who owns, beneficially, in excess of 5% of the Company's outstanding common stock. The line of credit was retired in August 1995.

         The Company has entered into a Securities Repurchase and Sale Agreement under which it has agreed to purchase all of the outstanding shares of the Company's Series A Preferred Stock from Bank of America National Savings and Trust Association ("BofA") for a purchase price of approximately $1.9 million. The purchase price (which is equal to $6.76 per share of Common Stock into which the Series A Preferred Stock is convertible) is equal to the average between the bid and asked quotations for a share of Common Stock on July 22, 1996, the day prior to the day the Company and BofA agreed to the purchase and sale. In connection with the purchase, the Company also agreed to pay fees and expenses in the approximate amount of $49,000 to Carl H. Pforzheimer & Co., a company that was separately engaged by BofA to assist in the sale of the Series A Preferred Stock to others.


               DESCRIPTION OF CAPITAL STOCK AND OTHER SECURITIES

GENERAL

         The Company's Articles of Incorporation (the "Articles") authorize the Company to issue 25,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. The shares of the Company's preferred stock are issuable from time to time in one or more series and with such designations, powers, preferences and rights, and qualifications, limitations or restrictions thereof, as may be determined by the Board, consistent with the Articles and with the laws of the State of Colorado. Unless otherwise indicated, all Common Stock amounts have been adjusted to give effect to a four-to-one reverse stock split that is expected to occur on September __, 1996.

COMMON STOCK

         The Company had 2,083,305 shares of Common Stock outstanding prior to this Offering, which were held by approximately 750 shareholders of record. Each share of Common Stock entitles the shareholder to one vote. Holders of Common Stock are not entitled to cumulative voting in the election of directors and have no preemptive or subscription rights. Subject to the rights of holders of any outstanding shares of Preferred Stock, shares of Common Stock are entitled to share equally in dividends paid from the funds legally available for the payment thereof, when, as and if declared by the Board. Subject to the rights of holders of any outstanding shares of Preferred Stock, holders of Common Stock are also entitled to share ratably in the assets of the Company available for distribution to holders of Common Stock upon liquidation or dissolution of the Company, whether voluntary or involuntary. The Common Stock is listed on the Nasdaq National Market under the symbol "MLRC." The Company's transfer agent is Securities Transfer Corporation, Dallas, Texas.

OPTIONS

         At August 1996, options to purchase an aggregate of 44,414 shares of the Company's Common Stock were issued and outstanding. These options were issued under the Company's Equity Plan to various of the Company's employees and consultants.

WARRANTS

         Warrants to purchase an aggregate of 62,500 shares of the Company's Common Stock at an exercise price of $10.00 per share are issued and outstanding. These warrants were issued to the holders of Laguna's Series A Preferred Stock in connection with the private placement of that stock. The warrants expire February 15, 2000.

         In August 1995, the Company issued warrants to purchase an aggregate of 25,000 shares of the Common Stock at an exercise price of $10.00 per share to an affiliate of Midland Bank plc, New York Branch, as an "equity kicker" in connection with the establishment of a $15 million line of credit with that bank. The Company paid off the line of credit in March 1996, and has sued Midland Bank to recover the warrants and the fees and expenses it incurred in establishing the line on the grounds that the bank misled the Company as to its true intentions at the time the line of credit was initially established. The outcome of this litigation cannot be predicted at this time.

         The Company will issue to the Representative a warrant to purchase 144,000 shares of Common Stock in connection with the Offering, with an exercise price equal to 120% of the price of the Common Stock to the public in the Offering. The warrant will be exercisable for a two-year period beginning one year after the effective date of the registration statement of which this Prospectus is a part. See "Underwriting."

PREFERRED STOCK

         The Board is authorized under the Articles to issue up to 10,000,000 shares of Preferred Stock from time to time in one or more series and to fix (without shareholder action) the voting rights and other special rights, including, without limitation, the conversion rights, rights and terms of redemption (including sinking fund provisions), and dividend and liquidation rights of each series.

         Shareholders will not have any preemptive rights with respect to any of the authorized but unissued shares of Common Stock and Preferred Stock. Issuance of shares of Preferred Stock could impact the voting rights of the holders of Common Stock by creating a series of shares with disproportionately higher voting rights and by the creation of class or series voting rights on particular matters. The issuance of shares of Preferred Stock with conversion rights or which are redeemable for shares of Common Stock could increase the potential number of shares of Common Stock outstanding. It is probable that when shares of Preferred Stock are issued they will have rights prior to the Common Stock as to dividends and as to the distribution of assets in the event of liquidation. In addition, the Board may provide that the holders of any series of Preferred Stock will be entitled, in addition to their preferential rights, to participate with the holders of Common Stock in dividends and in distributions in liquidation. The authorized shares of preferred stock are available for issuance at such times and for such purposes as the Board may deem advisable, without further action by the shareholders. The Board, without shareholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any additional shares of Preferred Stock.

SERIES A CONVERTIBLE PREFERRED STOCK

         In 1989, the Company sold 1,100,918 shares of its Series A Preferred Stock to BofA in a private transaction for $6 million. The Series A Preferred Stock is convertible to Common Stock at any time at the option of the holder. The conversion price, as adjusted, is $21.56 per share, which means a total of 278,293 shares of Common Stock are issuable upon the conversion of the Series A Preferred Stock. The Series A Preferred Stock is convertible to Common Stock automatically if the Common Stock trades at a price in excess of 135% of the original issue price ($21.80 per share, or a target price of approximately $29.44 per share) for each day in a period of 20 consecutive trading days. The Series A Preferred Stock provides for a non-cumulative, preferential dividend only to the extent declared by the Company's Board. The Series A Preferred Stock has a preference on liquidation of $6 million (the original face value). Thereafter, after an equivalent amount has been distributed to holders of the Common Stock, it shares proportionately with the Common Stock. Except as otherwise required by law, and except with respect to elections of directors, holders of Series A Preferred Stock vote together with holders of Common Stock on all matters submitted to a vote of the Company's shareholders and holders of Series A Preferred Stock are entitled to one vote for each share of common stock into which their shares of Series A Preferred Stock are then convertible. In addition, the Series A Preferred Stock has the right to elect one director to the Company's board of directors, which BofA has not exercised in the last four years. BofA and Messrs. George Mallon and Roger Mitchell are parties to an agreement that provides that if BofA converts its Series A Preferred Stock into Common Stock, Messrs. Mallon and Mitchell will vote their Common Stock to elect BofA's designees as a director of the Company. The Series A Preferred Stock is not redeemable.

         The Company has entered into a Securities Repurchase and Sale Agreement under which it has agreed to purchase all of the outstanding shares of the Company's Series A Preferred Stock from BofA for a purchase price of approximately $1.9 million. The purchase price is equal to $6.76 per share of Common Stock into which the Series A Preferred Stock is convertible.

SERIES B MANDATORILY REDEEMABLE PREFERRED STOCK

         In April 1994, the Company sold 400,000 shares of its Series B Preferred Stock to several institutional investors in private transactions for an aggregate of $4 million. The Series B Preferred Stock is convertible to Common Stock at any time at the option of the holder. The conversion price, as adjusted, is currently $____, which means a total of _______ shares of Common Stock are issuable upon the conversion of the Series B Preferred Stock. The Series B Preferred Stock is convertible to Common Stock automatically if the Common Stock trades at a price in excess of 140% of the conversion price (meaning the target price is currently $____ per share) for each day in a period of 10 consecutive trading days. The Series B Preferred Stock provides for a preferential 8% dividend, payable quarterly. The Series B Preferred Stock has a preference on liquidation of $4 million (the original face value). The Series B Preferred Stock is redeemable at the Company's election, at any time. The optional redemption price is $10.00 per preferred share (the original purchase price), plus a decreasing early redemption premium if it is redeemed before April 1, 2001. Starting April 1, 1997, 20% of the Series B Preferred Stock must be redeemed each year. No early redemption premium is payable in connection with such mandatory redemptions. Except as otherwise required by law, holders of Series B Preferred Stock have no voting rights, except upon default. In the event of a default, holders of the Series B Preferred Stock have the right to elect two additional directors to the Company's Board during the duration of the default.

CERTAIN VOTING REQUIREMENTS

         The Articles require a super-majority vote of the Company's shareholders to approve certain business combinations or other significant corporate transactions involving the Company and a substantial shareholder of the Company. The Articles require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote to approve a merger, consolidation or dissolution of the Company or a disposition of all or substantially all of the Company's assets, under ordinary circumstances. The Articles raise the required affirmative vote to 80% of the total number of votes entitled to be cast to approve these and other significant corporate transactions ("Business Combinations") if a "9% Shareholder" (as defined) is a party to the transaction or its percentage equity interest in the Company or any subsidiary of the Company will be increased by the transaction. A majority of the whole Board may, in all such cases, determine not to require such 80% affirmative vote, but only if 80% of the "Continuing Directors" (as defined) so determine. The required 80% approval of any such business combination must include at least a majority of all votes entitled to be cast with respect to voting shares not beneficially owned by any 9% Shareholder.

         A "9% Shareholder" generally is defined as the "beneficial owner" as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act") of 9% or more of the outstanding shares of Company stock entitled to vote generally in the election of directors ("voting shares"). A Business Combination includes: a merger or consolidation involving the Company or any of its subsidiaries (as defined) and a 9% Shareholder; a sale, lease or other disposition of a substantial part of the assets of the Company or any of its subsidiaries (that is, assets constituting in excess of 10% of the book value of the total consolidated assets of the Company) to a 9% Shareholder; an issuance of equity securities of the Company or any of its subsidiaries to a 9% Shareholder for consideration aggregating $5 million or more; liquidation or dissolution of the Company (if as of the record date for the determination of shareholders entitled to vote with respect thereto any person is a 9% Shareholder); and a reclassification or recapitalization of securities (including any reverse stock split) of the Company or any of its subsidiaries or a reorganization, in any case having the effect, directly or indirectly, of increasing the percentage interest of a 9% Shareholder in any class of equity securities of the Company or such subsidiary.

         A "continuing director" is defined as one designated in the original Articles or one designated as a continuing director (prior to his initial election or appointment) by a majority of the whole board of directors, but only if a majority of the whole board shall then consist of continuing directors, or, if a majority of the whole board does not then consist of continuing directors, by a majority of the then continuing directors. Each of the directors identified in this Prospectus is a continuing director.

         These provisions are intended to provide safeguards to the Company's public shareholders in the event another entity first gains working control of the Company and then wishes to accomplish a combination of the two businesses, or otherwise eliminate the holdings of the public.

         Accordingly, these provisions are intended to provide some assurance that adequate time and needed information will be available to the public shareholders and the Board in order that a considered judgment may be made with respect to a business combination, taking into account such matters as the proposed price and form of consideration, the tax implications to public shareholders and the impact of the business combination upon the employees of the Company. This result is intended to be accomplished by encouraging another entity that is interested in a business combination with or acquisition of the Company to negotiate the terms of the business combination or acquisition in advance of its acquisition of a substantial number of shares of the Company.

         Under those circumstances in which the provisions would apply, a minority of the Company's shareholders may prevent the consummation of a transaction favored by a majority of shareholders. As a practical matter, the requirement of an 80% vote may also mean that the type of business combination to which these provisions are addressed might not be accomplished by the controlling entity while there remains any widely dispersed public market in the Company's voting shares. Because the affirmative vote of at least 80% of the total votes entitled to be cast (rather than the votes actually cast at a meeting) would be required, the failure of shareholders to vote also could result in the defeat of a proposed transaction. These provisions could operate to the disadvantage of present management by restricting its flexibility in the conduct of corporate affairs.

         These provisions may not be amended, altered, changed or repealed without the affirmative vote of 80% or more of the votes entitled to be cast by all holders of voting shares (which 80% vote must include the affirmative vote of a majority of the votes entitled to be cast by all holders of voting shares not beneficially owned by any 9% Shareholder). This vote requirement will not apply to any amendment, alteration, change or repeal recommended to the shareholders by 75% of the whole Board, provided that a majority of the members of the Board acting upon such matter are continuing directors. Under such circumstances, an amendment, alternation, change or repeal may be approved by a simple majority of the votes entitled to be cast.

                                  UNDERWRITING

         The Underwriters named below, for whom Rodman & Renshaw, Inc. is acting as representative (the "Representative"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names:

         UNDERWRITER                                                                 NUMBER OF SHARES
         -----------                                                                 ----------------
         Rodman & Renshaw, Inc. . . . . . . . . . . . . . . . . .
                 Total . . .  . . . . . . . . . . . . . . . . . .                      1,800,000
                                                                                       =========

         The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other considerations. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

         The Underwriters, through the Representative, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $_____ per share; and that such dealers may reallow a concession of $____ per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is included for quotation on the Nasdaq National Market.

         The Company has granted to the Underwriters a 30-day over-allotment option to purchase up to an aggregate of 270,000 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the 1,800,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

         The Company and the officers and directors of the Company have agreed that they will not sell or dispose of any shares of Common Stock of the Company for a period of 180 days after the later of the date on which the Registration Statement is declared effective by the Commission or the first date on which the shares are bona fide offered to the public, without the prior written consent of the Representative.

         In connection with the offering made hereby, the Company has agreed to sell to the Representative, for nominal consideration, a warrant (the "Representative's Warrant") to purchase from the Company up to 144,000 shares of Common Stock. The Representative's Warrant is exercisable, in whole or in part, at an exercise price of 120% of the price to public at any time during the two-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The Representative's Warrant contains provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Representative's Warrant should any one or more of certain specified events occur. The Representative's Warrant grants to the holders thereof certain rights of registration for the securities issuable upon exercise of the Representative's Warrant.

         The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act of 1933, as amended (the "Securities Act") or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company has agreed to pay to the Representative a nonaccountable expense allowance of 2.25% of the gross proceeds derived from the sale of the Common Stock (including the sale of any Common Stock subject to the Underwriters' over-allotment option).

         In addition. the Representative has a right of first refusal to perform services for the Company with respect to future transactions for a period of three years after the closing of the Offering.

         In connection with the Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 (the "Exchange Act"), during a specified period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.


                                 LEGAL MATTERS

         The legality of the securities offered hereby will be passed on for the Company by Holme Roberts & Owen, LLC, Denver, Colorado. Certain legal matters in connection with the sale of such securities will be passed on for the Underwriters by Vinson & Elkins L.L.P., Dallas, Texas.


                                    EXPERTS

         The consolidated financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         Information set forth in this Prospectus relating to the Company's estimated proved oil and gas reserves at December 31, 1995, the related calculations of future net production revenues and net present value thereof have been derived from independent petroleum engineering reports prepared by Schlumberger/GeoQuest Reservoir Technologies, Inc., independent petroleum engineers, and is included herein in reliance on such firm as an expert in preparing such information.


                             AVAILABLE INFORMATION

         The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement," which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

         The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy and information statements and other information filed with the Commission. The Registration Statement filed by the Company with the Commission, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, are available at the web site that the Commission maintains at http:\www.sec.gov. and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning the Company are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         Incorporated by reference in this Prospectus are (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 and (iii) the Company's Current Reports on Form 8-K dated March 20, May 24, May 29, June 27, July 19, August 15, and August 16, 1996 filed previously with the Commission pursuant to Section 13 of the Exchange Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Carolena F. Chapman, Secretary, Mallon Resources Corporation, 999 18th Street, Suite 1700, Denver, Colorado 80202 (telephone: (303) 293-2333).

                               GLOSSARY OF TERMS

         Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

         Bcf.  Billion cubic feet.

         BOE. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas (including natural gas liquids) to one Bbl of crude oil or condensate.

         Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

         Development location. A location on which a development well can be drilled.

         Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

         Dry hole. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

         Estimated future net revenues. Revenues from production of oil and gas, net of all production-related taxes, lease operating expenses and capital costs.

         Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

         Gross acres.  An acre in which a working interest is owned.

         Gross well.  A well in which a working interest is owned.

         MBbl.  One thousand barrels of crude oil or other liquid hydrocarbons.

         MBOE. One thousand barrels of oil equivalent.

         Mcf.  One thousand cubic feet.

         MMBbl.  One million barrels of crude oil or other liquid hydrocarbons.

         MMBOE.  One million barrels of oil equivalent.

         MMBtu.  One million Btus.

         MMcf. One million cubic feet.

         Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

         Pre-tax SEC 10 Value or present value of estimated future net revenues. Estimated future net revenues discounted by a factor of 10% per annum, before income taxes and with no price or cost escalation or de-escalation, in accordance with guidelines promulgated by the Commission.

         Production costs. All costs necessary for the production and sale of oil and gas, including production and ad valorem taxes.

         Productive well. A well that is producing oil or gas or that is capable of production.

         Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

         Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

         Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

         Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

         Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

         Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  Report of Independent Accountants   . . . . . . . . . . . . . . . . . . . . . . .    F-2

  Consolidated Balance Sheets as of December 31, 1994 and 1995  . . . . . . . . . .    F-3
  Consolidated Statements of Operations for the Years Ended December 31, 1993,
     1994 and 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-5

  Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
     December 31, 1993, 1994 and 1995   . . . . . . . . . . . . . . . . . . . . . .    F-6

  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993,
     1994 and 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-7

  Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . .    F-9

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets as of December 31, 1995 and June 30, 1996   . . . . .    F-28

  Consolidated Statements of Operations for the Six Months and the Three Months
     Ended June 30, 1995 and 1996   . . . . . . . . . . . . . . . . . . . . . . . .    F-30

  Consolidated Statements of Cash Flows for the Six Months and the Three Months
     Ended June 30, 1995 and 1996   . . . . . . . . . . . . . . . . . . . . . . . .    F-31

  Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . .    F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors and Shareholders of Mallon Resources Corporation


The reverse stock split described in Note 1 to the financial statements has not been consummated at August 28, 1996. When it has been consummated, we will be in a position to furnish the following report:

         "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of changes in shareholders' equity present fairly, in all material respects, the financial position of Mallon Resources Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."




PRICE WATERHOUSE LLP

Denver, Colorado
April 12, 1996

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                   ----------

                                     ASSETS

                                                                                        December 31,
                                                                              ------------------------------
                                                                                   1994             1995
                                                                              -------------    -------------
Current assets:
   Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . .   $      88,000    $   1,269,000

   Accounts receivable, with no allowance for doubtful accounts:
     Joint interest participants    . . . . . . . . . . . . . . . . . . . .         490,000          376,000
     Related parties    . . . . . . . . . . . . . . . . . . . . . . . . . .          15,000           22,000
     Oil and gas sales    . . . . . . . . . . . . . . . . . . . . . . . . .         551,000        1,065,000
     Other    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          79,000               --
   Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          30,000           53,000
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          89,000          143,000
                                                                              -------------    -------------
        Total current assets  . . . . . . . . . . . . . . . . . . . . . . .       1,342,000        2,928,000
                                                                              -------------    -------------

Property and equipment:
   Oil and gas properties, under full cost method   . . . . . . . . . . . .      41,127,000       43,751,000
   Mining properties and equipment  . . . . . . . . . . . . . . . . . . . .       5,010,000        6,248,000
   Other equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         375,000          508,000
                                                                              -------------    -------------
                                                                                 46,512,000       50,507,000
Less accumulated depreciation, depletion and amortization   . . . . . . . .     (19,834,000)     (22,085,000)
                                                                              -------------    -------------
                                                                                 26,678,000       28,422,000
                                                                              -------------    -------------

Notes receivable, related parties   . . . . . . . . . . . . . . . . . . . .          43,000           63,000

Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         163,000          222,000
                                                                              -------------    -------------

Total Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  28,226,000    $  31,635,000
                                                                              =============    =============


                            (Continued on next page)


  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES

                                   ----------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                        December 31,
                                                                               -----------------------------
                                                                                   1994             1995
                                                                               ------------     ------------
Current liabilities:
   Current portion of capital lease obligation  . . . . . . . . . . . . . .    $         --     $     23,000

   Trade accounts payable   . . . . . . . . . . . . . . . . . . . . . . . .       2,253,000        2,309,000
   Undistributed revenue  . . . . . . . . . . . . . . . . . . . . . . . . .         584,000          711,000
   Drilling advances  . . . . . . . . . . . . . . . . . . . . . . . . . . .         207,000          271,000
   Accrued taxes and expenses   . . . . . . . . . . . . . . . . . . . . . .          62,000           90,000
                                                                               ------------     ------------
        Total current liabilities   . . . . . . . . . . . . . . . . . . . .       3,106,000        3,404,000
                                                                               ------------     ------------

Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              --       10,000,000
Capital lease obligation, net of current portion  . . . . . . . . . . . . .              --           37,000
Drilling advances   . . . . . . . . . . . . . . . . . . . . . . . . . . . .         315,000          315,000
Deferred revenues   . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7,452,000               --
                                                                               ------------     ------------
        Total non-current liabilities   . . . . . . . . . . . . . . . . . .       7,767,000       10,352,000
                                                                               ------------     ------------

Total liabilities   . . . . . . . . . . . . . . . . . . . . . . . . . . . .      10,873,000       13,756,000
                                                                               ------------     ------------

Commitments and contingencies (Note 7)  . . . . . . . . . . . . . . . . . .              --               --

Minority interest   . . . . . . . . . . . . . . . . . . . . . . . . . . . .              --        2,275,000

Series B Mandatorily Redeemable Convertible Preferred Stock,
   $0.01 par value, 500,000 shares authorized, 400,000 shares issued and outstanding, respectively; liquidation preference and mandatory
   redemption of $4,000,000     . . . . . . . . . . . . . . . . . . . . . .       3,804,000        3,844,000

Shareholders' equity:
   Series A Convertible Preferred Stock, $0.01 par value,
     1,467,890 shares authorized, 1,100,918 shares issued
     and outstanding; liquidation preference $6,000,000   . . . . . . . . .       5,730,000        5,730,000
   Common Stock, $0.01 par value, 25,000,000 shares
     authorized; 1,918,125 and  1,949,914 shares
     issued and outstanding, respectively   . . . . . . . . . . . . . . . .          19,000           19,000

   Additional paid-in capital   . . . . . . . . . . . . . . . . . . . . . .      38,785,000       38,965,000
   Accumulated deficit  . . . . . . . . . . . . . . . . . . . . . . . . . .     (30,985,000)     (32,954,000)
                                                                               ------------     ------------
        Total shareholders' equity  . . . . . . . . . . . . . . . . . . . .      13,549,000       11,760,000
                                                                               ------------     ------------

Total Liabilities and Shareholders' Equity  . . . . . . . . . . . . . . . .    $ 28,226,000     $ 31,635,000
                                                                               ============     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  ----------

                                                                     For the Years Ended December 31,
                                                             -----------------------------------------------
                                                                 1993              1994             1995
                                                             -------------     ------------     ------------
Revenues:
   Oil and gas sales  . . . . . . . . . . . . . . . . . .    $   1,877,000     $  2,263,000     $  3,380,000
   Deferred revenue amortization  . . . . . . . . . . . .          184,000        2,366,000        1,420,000
   Mining management fee  . . . . . . . . . . . . . . . .           81,000               --               --
   Operating service revenue  . . . . . . . . . . . . . .          101,000          174,000          158,000
   Interest and other . . . . . . . . . . . . . . . . . .           48,000          106,000          115,000
   Gain on termination of volumetric production
      payment . . . . . . . . . . . . . . . . . . . . . .               --               --          355,000
                                                             -------------     ------------     ------------
                                                                 2,291,000        4,909,000        5,428,000
                                                             -------------     ------------     ------------

Costs and expenses
   Oil and gas production . . . . . . . . . . . . . . . .          976,000        2,024,000        1,868,000
   Mining project expenses  . . . . . . . . . . . . . . .          133,000          169,000          448,000
   Depreciation, depletion and amortization . . . . . . .          937,000        2,409,000        2,340,000
   General and administrative . . . . . . . . . . . . . .        1,183,000        1,806,000        2,015,000
   Interest and other . . . . . . . . . . . . . . . . . .          249,000          132,000          433,000
                                                             -------------     ------------     ------------
                                                                 3,478,000        6,540,000        7,104,000
                                                             -------------     ------------     ------------

Loss before extraordinary item  . . . . . . . . . . . . .       (1,187,000)      (1,631,000)      (1,676,000)

Extraordinary loss on early retirement of debt  . . . . .               --               --         (253,000)
                                                             -------------     ------------     ------------

Net loss  . . . . . . . . . . . . . . . . . . . . . . . .       (1,187,000)      (1,631,000)      (1,929,000)

Dividends on preferred stock and accretion  . . . . . . .               --         (258,000)        (360,000)
                                                             -------------     ------------     ------------

Net loss attributable to common shareholders  . . . . . .    $  (1,187,000)    $ (1,889,000)    $ (2,289,000)
                                                             =============     ============     ============


Per share:
   Loss attributable to common shareholders before
      extraordinary item  . . . . . . . . . . . . . . . .    $       (0.88)    $      (1.00)    $      (1.04)


   Extraordinary loss   . . . . . . . . . . . . . . . . .               --               --            (0.12)
                                                             -------------     ------------     ------------

   Net loss attributable to common shareholders . . . . .    $       (0.88)    $      (1.00)    $      (1.16)
                                                             =============     ============     ============

Weighted average shares outstanding . . . . . . . . . . .        1,368,000        1,916,000        1,947,000
                                                             =============     ============     ============


  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                         Series A
                                                      Preferred Stock                  Common Stock
                                                  Shares         Amount           Shares          Amount
                                                 ---------     ----------       ---------         -------
Balances 1/1/93 . . . . . . . . . . . . . . .    1,100,918     $5,730,000       1,210,257         $12,000
   Private placement of common stock  . . . .           --             --         553,472           6,000
   Stock options exercised  . . . . . . . . .           --             --          25,000              --
   Employee stock options exercised . . . . .           --             --             810              --
   Stock issued to directors  . . . . . . . .           --             --             392              --
   Stock issued for Fruitland Gas Company . .           --             --         100,000           1,000
   Stock issued for property and equipment  .           --             --           7,500              --
   Options exercised for services . . . . . .           --             --           2,000              --
   Employee stock options granted . . . . . .           --             --              --              --
   Net loss . . . . . . . . . . . . . . . . .           --             --              --              --
                                                 ---------     ----------       ---------         -------

Balances 12/31/93 . . . . . . . . . . . . . .    1,100,918      5,730,000       1,899,431          19,000
   Employee stock options exercised . . . . .           --             --           1,250              --
   Stock issued to directors  . . . . . . . .           --             --             769              --
   Stock issued for property and equipment  .           --             --          16,675              --
   Employee stock options granted . . . . . .           --             --              --              --
   Other  . . . . . . . . . . . . . . . . . .           --             --              --              --
   Dividends on preferred stock . . . . . . .           --             --              --              --
   Accretion of preferred stock . . . . . . .           --             --              --              --
   Net loss . . . . . . . . . . . . . . . . .           --             --              --              --
                                                 ---------     ----------       ---------         -------

Balances 12/31/94 . . . . . . . . . . . . . .    1,100,918      5,730,000       1,918,125          19,000
   Employee stock options exercised . . . . .           --             --           1,250              --
   Stock issued to directors  . . . . . . . .           --             --           1,539              --
   Stock issued for property  . . . . . . . .           --             --          14,000              --
   Stock issued for loan fees . . . . . . . .           --             --          15,000              --
   Employee stock options granted . . . . . .           --             --              --              --
   Issuance of warrants . . . . . . . . . . .           --             --              --              --
   Dividends on preferred stock . . . . . . .           --             --              --              --
   Accretion of preferred stock . . . . . . .           --             --              --              --
   Net loss . . . . . . . . . . . . . . . . .           --             --              --              --
                                                 ---------     ----------       ---------         -------

Balances 12/31/95 . . . . . . . . . . . . . .    1,100,918     $5,730,000       1,949,914         $19,000
                                                 =========     ==========       =========         =======


                                                    Additional
                                                     Paid-In      Accumulated
                                                     Capital        Deficit         Total
                                                   -----------   ------------   ------------
Balances 1/1/93 . . . . . . . . . . . . . . .      $29,133,000   $(28,137,000)  $  6,738,000
   Private placement of common stock  . . . .        8,934,000             --      8,940,000
   Stock options exercised  . . . . . . . . .          262,000             --        262,000
   Employee stock options exercised . . . . .           16,000             --         16,000
   Stock issued to directors  . . . . . . . .           12,000             --         12,000
   Stock issued for Fruitland Gas Company . .         (102,000)            --       (101,000)
   Stock issued for property and equipment  .          151,000             --        151,000
   Options exercised for services . . . . . .           33,000             --         33,000
   Employee stock options granted . . . . . .          165,000             --        165,000
   Net loss . . . . . . . . . . . . . . . . .               --     (1,187,000)    (1,187,000)
                                                   -----------   ------------   ------------

Balances 12/31/93 . . . . . . . . . . . . . .       38,604,000    (29,324,000)    15,029,000
   Employee stock options exercised . . . . .               --             --             --
   Stock issued to directors  . . . . . . . .           11,000             --         11,000
   Stock issued for property and equipment  .          300,000             --        300,000
   Employee stock options granted . . . . . .           32,000             --         32,000
   Other  . . . . . . . . . . . . . . . . . .           66,000             --         66,000
   Dividends on preferred stock . . . . . . .         (228,000)            --       (228,000)
   Accretion of preferred stock . . . . . . .              --         (30,000)       (30,000)
   Net loss . . . . . . . . . . . . . . . . .              --      (1,631,000)    (1,631,000)
                                                   -----------   ------------   ------------

Balances 12/31/94 . . . . . . . . . . . . . .       38,785,000    (30,985,000)    13,549,000
   Employee stock options exercised . . . . .               --             --             --
   Stock issued to directors  . . . . . . . .           12,000             --         12,000
   Stock issued for property  . . . . . . . .          112,000             --        112,000
   Stock issued for loan fees . . . . . . . .          112,000             --        112,000
   Employee stock options granted . . . . . .           89,000             --         89,000
   Issuance of warrants . . . . . . . . . . .          175,000             --        175,000
   Dividends on preferred stock . . . . . . .         (320,000)            --       (320,000)
   Accretion of preferred stock . . . . . . .              --         (40,000)       (40,000)
   Net loss . . . . . . . . . . . . . . . . .              --      (1,929,000)    (1,929,000)
                                                   -----------   ------------   ------------

Balances 12/31/95 . . . . . . . . . . . . . .      $38,965,000   $(32,954,000)  $ 11,760,000
                                                   ===========   ============   ============


  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        For the Years Ended December 31,
                                                                  -------------------------------------------
                                                                       1993           1994           1995
                                                                  -------------   ------------   ------------
Cash flows from operating activities:
   Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . $  (1,187,000)  $ (1,631,000)  $ (1,929,000)
   Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
        Amortization of deferred revenues . . . . . . . . . . . .      (184,000)    (2,366,000)    (1,420,000)
        Depletion, depreciation and amortization  . . . . . . . .       937,000      2,409,000      2,340,000
        Stock issued for compensation . . . . . . . . . . . . . .       210,000         43,000        101,000
        Termination of volumetric production payment  . . . . . .          --             --       (5,586,000)
        Gain on termination of volumetric production payment  . .          --             --         (355,000)
        Non-cash portion of extraordinary loss  . . . . . . . . .          --             --           90,000
        Other . . . . . . . . . . . . . . . . . . . . . . . . . .          --             --           (8,000)
        Proceeds from volumetric production payment . . . . . . .    10,002,000           --             --
        Changes in operating assets and liabilities:
          Increase in:
             Accounts receivable  . . . . . . . . . . . . . . . .      (607,000)      (257,000)      (328,000)
             Inventory and other current assets . . . . . . . . .      (117,000)      (100,000)       (77,000)
          Increase (decrease) in:
             Accounts payable and undistributed revenue . . . . .       963,000      1,549,000        183,000
             Accrued taxes and expenses . . . . . . . . . . . . .       105,000         14,000         28,000
             Drilling advances  . . . . . . . . . . . . . . . . .        (8,000)       104,000         64,000
                                                                  -------------   ------------   ------------
Net cash provided by (used in) operating activities . . . . . . .    10,114,000       (235,000)    (6,897,000)
                                                                  -------------   ------------   ------------

Cash flows from investing activities:
   Increase in notes receivable--related party  . . . . . . . . .        (8,000)        (2,000)       (20,000)
   Additions to property and equipment  . . . . . . . . . . . . .   (13,048,000)    (2,079,000)    (3,820,000)
                                                                  -------------   ------------   ------------
Net cash used in investing activities . . . . . . . . . . . . . .   (13,056,000)    (2,081,000)    (3,840,000)
                                                                  -------------   ------------   ------------

Cash flows from financing activities:
   Proceeds from long-term debt . . . . . . . . . . . . . . . . .          --             --       10,000,000
   Payments on long-term debt and capital lease obligation  . . .       (70,000)       (31,000)        (3,000)
   Debt issue costs paid  . . . . . . . . . . . . . . . . . . . .          --             --         (159,000)
   Payments of note payable . . . . . . . . . . . . . . . . . . .    (7,343,000)          --             --
   Proceeds from sale of net profits interest . . . . . . . . . .     1,998,000           --             --
   Payments on net profits interest . . . . . . . . . . . . . . .          --       (2,075,000)          --
   Payment of origination fee for net profits interest  . . . . .      (120,000)          --             --
   Net proceeds from private placement of common stock  . . . . .     8,940,000           --             --
   Proceeds from stock options exercised  . . . . . . . . . . . .       278,000           --             --
   Issuance of preferred stock, net of issuance costs . . . . . .          --        3,774,000           --
   Issuance of preferred stock in subsidiary, net of issuance              --             --        2,275,000
   costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Issuance of warrants . . . . . . . . . . . . . . . . . . . . .          --             --          125,000
   Payment of preferred dividends . . . . . . . . . . . . . . . .          --         (228,000)      (320,000)
                                                                  -------------   ------------   ------------
Net cash provided by financing activities . . . . . . . . . . . .     3,683,000      1,440,000     11,918,000
                                                                  -------------   ------------   ------------

Net increase (decrease) in cash and cash equivalents  . . . . . .       741,000       (876,000)     1,181,000

Cash and cash equivalents, beginning of year  . . . . . . . . . .       223,000        964,000         88,000
                                                                  -------------   ------------   ------------

Cash and cash equivalents, end of year  . . . . . . . . . . . . . $     964,000   $     88,000   $  1,269,000
                                                                  ==============  ============   ============


  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Continued)

                                                                        For the Years Ended December 31,
                                                                  -------------------------------------------
                                                                       1993           1994           1995
                                                                  -------------   ------------   ------------
Supplemental cash flow information:
   Cash paid for interest . . . . . . . . . . . . . . . . . . . . $      93,000   $    175,000   $    525,000
                                                                  =============   ============   ============

   Cash paid for income taxes . . . . . . . . . . . . . . . . . . $        --     $       --     $       --
                                                                  =============   ============   ============
   Non-cash transactions:
     Note payable exchanged for oil and gas property  . . . . . . $   7,343,000   $       --     $       --

     Issuance of common stock in exchange for:
        Acquisition of FGC, net of $70,000 property acquisition .      (101,000)          --             --
        Acquisition of property and equipment . . . . . . . . . .       151,000   $    300,000   $    112,000
        Loan origination fee  . . . . . . . . . . . . . . . . . .          --             --          112,000

     Issuance of warrants in exchange for:
        Loan origination fee  . . . . . . . . . . . . . . . . . .          --             --           50,000

     Acquisition of equipment under capital lease   . . . . . . .          --             --           63,000


  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

         Mallon Resources Corporation (the "Company" or "MRC") was incorporated on July 18, 1988 under the laws of the State of Colorado. The Company had no significant business activity until December 21, 1988 when the combination of two companies and 19 limited partnerships into MRC became effective (the "Consolidation"). The participants in the Consolidation were Mallon Oil Company ("MOC"), Laguna Gold Company ("Laguna"), and 19 Colorado limited partnerships for which MOC or Laguna served as a general partner. Effective December 21, 1988, the Company issued shares of its $0.01 par value common stock in exchange for all of the shares of MOC and Laguna and for the net assets of all of the partnerships.

NATURE OF OPERATIONS:

         The Company operates in two lines of business: oil and gas exploration and production, and gold and silver exploration. The significant majority of the Company's assets and revenues are utilized in its oil and gas operations, which are conducted primarily in the State of New Mexico, and entirely within the United States. Mining operations are conducted through Laguna in Costa Rica and are in the pre-production stage.

REVERSE STOCK SPLIT:

         In September, 1996, a four to one reverse stock split of the Company's issued and outstanding shares of common stock will be effected. Common stock, paid-in capital and earnings per share information have been restated to give retroactive effect to the reverse stock split.

PRINCIPLES OF CONSOLIDATION:

         The consolidated financial statements include the accounts of MOC, Laguna, and all of their wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated from the consolidated financial statements.

CASH EQUIVALENTS:

         Cash equivalents include amounts which are readily convertible into cash and have an original maturity of three months or less, such as bankers acceptances, certificates of deposit, and commercial paper.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The Company's on-balance sheet financial instruments consist of cash and cash equivalents, accounts receivable, inventories, accounts payable, other accrued liabilities and long-term debt. Except for long-term debt, the carrying amounts of such financial instruments approximate fair value due to their short maturities. At December 31, 1995, based on rates available for similar types of debt, the fair value of long-term debt was not materially different from its carrying amount.

         The Company's off-balance sheet financial instruments consist of "collar" and "floor" derivative instruments which are intended to manage commodity price risk (see Note 10). Based on market prices at December 31, 1995, the Company will receive approximately $70,000 less revenue than at spot price over the term of the derivative agreements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)

INVENTORIES:

         Inventories, which are composed of oil and gas lease and well equipment, and mining materials and supplies, are valued at the lower of average cost or estimated net realizable value.

OIL AND GAS PROPERTIES:

         Oil and gas properties are accounted for using the full cost method of accounting. Under this method, all costs associated with property acquisition, exploration and development are capitalized. All such costs are accumulated in one cost center, the continental United States.

         Proceeds on disposal of properties are ordinarily accounted for as adjustments of capitalized costs, with no profit or loss recognized, unless such adjustment would significantly alter the relationship between capitalized costs and proved oil and gas reserves. Costs capitalized, net of accumulated depreciation, depletion and amortization and deferred revenue from any volumetric production payments, cannot exceed the estimated future net revenues, net of the related income tax effects, discounted at 10%, of the Company's proved reserves.

         Depletion is calculated using the units-of-production method based upon the ratio of current period production to estimated proved oil and gas reserves expressed in physical units, with oil and gas converted to a common unit of measure on the basis of relative energy content.

         Estimated abandonment costs (including plugging, site restoration, and dismantlement expenditures) are accrued if such costs exceed estimated salvage values, as determined using current market values and other information. Abandonment costs are estimated based primarily on environmental and regulatory requirements in effect from time to time. As of December 31, 1995, estimated salvage values equaled or exceeded estimated abandonment costs.

MINERAL PROPERTIES AND EQUIPMENT:

         The Company expenses general prospecting costs and the costs of acquiring and exploring unevaluated mining properties. When a property is determined to have development potential, further exploration and development costs are capitalized. When commercially profitable ore reserves are developed and operations commence, capitalized costs will be amortized using the units-of-production method based on the estimated tons of ore to be recovered. Upon abandonment or sale of projects, all capitalized costs relating to the specific project are expensed in the year abandoned or sold and any gain or loss would be recognized. Proceeds from advanced royalties are to be accounted for as adjustments of capitalized costs, with no profit or loss recognized.

         Mining equipment is depreciated using the units-of-production method, except during suspended operations. When not in production, this equipment is depreciated at approximately 2% per year.

         Capitalized costs, net of accumulated depreciation, depletion and amortization, may not exceed the estimated net realizable value of the properties, as determined by management on a periodic basis. Management estimates net realizable values based on reserve estimates (including informal deposit, resource and reserve estimates prepared by Company staff), feasibility studies, engineering data, commodity prices and market trends, actual or projected mining and operating costs, estimated income, severance and other taxes, and other information deemed to be relevant to such estimations. As of December 31, 1995, capitalized costs were less than estimated net realizable values.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)

OTHER PROPERTY AND EQUIPMENT:

         Other property and equipment is recorded at cost, and is depreciated over the estimated useful lives (five to seven years) using the straight-line method. The cost of normal maintenance and repairs is charged to expense as incurred. Significant expenditures which increase the life of an asset are capitalized and depreciated over the estimated useful life of the asset. Upon retirement or disposition of assets, related gains or losses are reflected in operations.

IMPAIRMENT OF LONG-LIVED ASSETS:

         In the fourth quarter of 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 prescribes that an impairment loss is recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset. Impairment is recorded based on an estimate of future discounted cash flows. The adoption of SFAS No. 121 had no effect on the Company's financial position or results of operations.

GAS BALANCING:

         The Company uses the entitlements method of accounting for recording natural gas sales revenues. Under this method, revenue is recorded based on the Company's net working interest in field production. Deliveries of natural gas in excess of the Company's working interest are recorded as liabilities while under-deliveries are recorded as receivables.

CONCENTRATION OF CREDIT RISK:

         The Company is exposed to credit losses in the event of non-performance by counterparts to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but does monitor the credit standing of counterparts.

INTANGIBLE ASSETS:

         Intangible assets are recorded at cost and are amortized over their estimated useful lives using the straight- line method.

DRILLING ADVANCES AND DEFERRED REVENUES:

         Revenues billed in advance for services are deferred and recorded in income in the period in which the related services are rendered. Revenues received in advance of production are classified as deferred revenue. The deferred revenue is amortized as production and delivery occur.

INCOME TAXES:

         In fiscal 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of those assets and liabilities based on currently enacted tax rates.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



         The benefits of tax credits will be reflected as a reduction of income tax expense in the year in which management determines that such credits are more likely than not to be realized.

STOCK-BASED COMPENSATION:

         SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995 with an effective date for fiscal years beginning after December 15, 1995. As permitted under SFAS No. 123, the Company has elected to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Upon adoption in 1996, the Company will make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting as defined in SFAS No. 123 had been applied.

MANAGEMENT FEES:

         Management fees received in connection with oil and gas properties are credited to the full cost pool. All other management fees are recorded as income when earned.

FOREIGN CURRENCY TRANSLATION:

         Management has determined the U.S. dollar to be the functional currency for the Company's Costa Rican operations. Accordingly, the assets, liabilities and results of operations of the Costa Rican subsidiaries are measured in U.S. dollars. Transaction gains and losses are not material for any of the periods presented herein.

HEDGING ACTIVITIES:

         The Company's use of derivative financial instruments is limited to management of commodity price risk. Gains and losses on such transactions are matched to product sales and charged or credited to oil and gas sales when that product is sold.

PER SHARE DATA:

         Loss per share of common stock is computed by dividing net loss attributable to shares of common stock by the weighted average number of common shares outstanding. Loss attributable to shares of common stock is net loss, preferred stock dividends and accretion of Series B Mandatorily Redeemable Convertible Preferred Stock. Preferred stock dividends and accretion totaled $360,000 and $258,000 for the years ended December 31, 1995 and 1994, respectively. The computation of fully diluted loss per share of common stock for each of the three years in the period ended December 31, 1995 was not dilutive; therefore, only primary loss per share of common stock is presented.

USE OF ESTIMATES AND SIGNIFICANT RISKS:

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of estimates relate to oil and gas and mineral reserves, fair value of financial instruments, future cash flows associated with assets, valuation allowance for deferred tax assets, and useful lives for depreciation, depletion and amortization. Actual results could differ from those estimates.

         The Company and its operations are subject to numerous risks and uncertainties. Among these are risks related to the oil and gas and the mining businesses (including operating risks and hazards and the plethora of regulations

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



imposed thereon), risks and uncertainties related to the volatility of the prices of oil and gas and minerals, uncertainties related to the estimation of reserves of oil and gas and minerals and the value of such reserves, the effects of competition and extensive environmental regulation, the uncertainties related to foreign operations, and many other factors, many of which are necessarily out of the Company's control. The nature of oil and gas drilling operations is such that the expenditure of substantial drilling and completion costs are required well in advance of the receipt of revenues from the production developed by the operations. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. Also, the sales from successful drilling activities are affected by prevailing prices for oil and gas. Hydrocarbon prices can be extremely volatile and can substantially affect the Company's revenues, cash flows and working capital.

RECLASSIFICATIONS:

         Certain prior years' amounts in the consolidated financial statements have been reclassified to conform to the presentation used in 1995.


Note 2.  OIL AND GAS PROPERTIES

         During 1995, the Company's oil and gas activities were conducted entirely in the United States. Subsequent to December 31, 1995, Mallon Oil acquired a 2.5% working interest in an exploration venture to drill one or more wells offshore Belize. The company is initially committed to spend approximately $200,000. These expenditures will not begin until late 1996 or early 1997.

         Depreciation, depletion and amortization of oil and gas property costs were $4.70, $5.53 and $5.70 per equivalent barrel of oil production for the years ended December 31, 1993, 1994, and 1995, respectively.

         On September 30, 1993, the Company purchased interests in certain properties for approximately $19,300,000. The purchase price was paid with $10.0 million of proceeds from the sale of a volumetric production payment (which was terminated in August 1995), $2.0 million of proceeds from the sale of a net profits interest (which was retired in April 1994), and with a note payable to the seller of $7.3 million (which was repaid in November 1993).

         The operations of the acquired properties have been included in the Company's accompanying consolidated statements of operations, beginning October 1, 1993. The following represents the unaudited pro forma results of operations for the year ended December 31, 1993, assuming the acquisition had taken place as of January 1, 1993:


                                                                (Unaudited)
                                                                -----------
Total revenues                                                  $6,006,000
                                                                ==========

Net loss available to common shareholders                       $ (242,000)
                                                                ==========

Net loss per share                                              $     (.03)
                                                                ==========

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



CAPITALIZED COSTS RELATING TO OIL AND GAS ACTIVITIES:

                                                                      December 31,
                                                     ----------------------------------------------
                                                         1993             1994             1995
                                                     ------------    -------------    -------------
Oil and gas properties  . . . . . . . . . . . . .    $ 38,885,000    $  41,127,000    $  43,751,000
Accumulated depreciation, depletion and
    amortization  . . . . . . . . . . . . . . . .     (16,683,000)     (19,011,000)     (21,173,000)
                                                     ------------    -------------    -------------
                                                       22,202,000       22,116,000       22,578,000

Deferred revenues attributable to the volumetric
    production payment  . . . . . . . . . . . . .      (9,818,000)      (7,452,000)            --
                                                     ------------    -------------    -------------

                                                     $ 12,384,000    $  14,664,000    $  22,578,000
                                                     ============    =============    =============

         The Company does not have significant costs of unproved properties or costs excluded from the full cost pool amortization base. As of December 31, 1995, the net book value of the Company's oil and gas properties exceeded the net present value of the underlying reserves by $1,540,000. However, oil and gas prices increased substantially subsequent to yearend. Applying these increased prices to yearend oil and gas reserves indicates that the oil and gas properties were not, in fact, impaired. Accordingly, the $1,540,000 impairment was not charged to expense during the year ended December 31, 1995.

COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES:

                                                                  Year Ended December 31,
                                                      ---------------------------------------------
                                                          1993             1994            1995
                                                      -----------     ------------    -------------
Property acquisition costs  . . . . . . . . . . .     $16,919,000    $     648,000    $     131,000
Termination of volumetric production payment  . .            --               --          5,586,000
Exploration costs . . . . . . . . . . . . . . . .            --               --            180,000
Development costs . . . . . . . . . . . . . . . .       3,318,000        1,736,000        2,379,000

Full cost pool credits  . . . . . . . . . . . . .         (21,000)        (142,000)         (66,000)
                                                      -----------     ------------    -------------
                                                      $20,216,000     $  2,242,000    $   8,210,000
                                                      ===========     ============    =============

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



         RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES:

                                                                 Year Ended December 31,
                                                     ----------------------------------------------
                                                         1993             1994              1995
                                                     ------------      -----------      -----------
Oil and gas sales . . . . . . . . . . . . . . . .    $  1,877,000      $ 2,263,000      $ 3,380,000
Deferred revenue amortization . . . . . . . . . .         184,000        2,366,000        1,420,000
Lease operating expense . . . . . . . . . . . . .        (976,000)      (2,024,000)      (1,868,000)
Depreciation, depletion and amortization  . . . .        (874,000)      (2,330,000)      (2,162,000)
                                                     ------------      -----------      -----------

Results of operations from producing activities
  (excluding corporate overhead, interest and
  income taxes)   . . . . . . . . . . . . . . . .    $    211,000      $   275,000      $   770,000
                                                     ============      ===========      ===========

ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES (UNAUDITED):

         Set forth below is a summary of the changes in the net quantities of the Company's proved crude oil and natural gas reserves estimated by an independent consulting petroleum engineering firm for the years ended December 31, 1993, 1994, and 1995. All of the Company's reserves are located in the continental United States.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)




                                                                  Oil              Gas
Proved Reserves                                                 (BBLS)            (MCF)
                                                               ---------        ----------
  Reserves, January 1, 1993   . . . . . . . . . . . . . . .      337,000        10,892,000

     Acquisition of reserves in place   . . . . . . . . . .      855,000        14,967,000
     Sale of reserves in place  . . . . . . . . . . . . . .     (215,000)       (3,626,000)
     Extensions, discoveries and additions  . . . . . . . .        8,000            20,000
     Production   . . . . . . . . . . . . . . . . . . . . .      (64,000)         (625,000)
     Revisions  . . . . . . . . . . . . . . . . . . . . . .      (62,000)          708,000
                                                               ---------        ----------
  Reserves, December 31, 1993   . . . . . . . . . . . . . .      859,000        22,336,000

     Extensions, discoveries and additions  . . . . . . . .      664,000           448,000
     Production   . . . . . . . . . . . . . . . . . . . . .      (98,000)         (687,000)
     Revisions  . . . . . . . . . . . . . . . . . . . . . .      119,000        (5,803,000)
                                                               ---------        ----------
  Reserves, December 31, 1994   . . . . . . . . . . . . . .    1,544,000        16,294,000

     Acquisition of reserves in place   . . . . . . . . . .      136,000         2,246,000
     Extensions, discoveries and additions  . . . . . . . .      163,000         1,129,000
     Production   . . . . . . . . . . . . . . . . . . . . .     (173,000)       (1,238,000)
     Revisions  . . . . . . . . . . . . . . . . . . . . . .      143,000         1,490,000
                                                               ---------        ----------
  Reserves, December 31, 1995   . . . . . . . . . . . . . .    1,813,000        19,921,000
                                                               =========        ==========
  Reserves attributable to the volumetric production
  payment(not included above)

     December 31, 1993  . . . . . . . . . . . . . . . . . .      209,000         3,575,000
                                                               =========        ==========
     December 31, 1994  . . . . . . . . . . . . . . . . . .      162,000         2,938,000
                                                               =========        ==========
     December 31, 1995  . . . . . . . . . . . . . . . . . .           --                --
                                                               =========        ==========

  Proved Developed Reserves

     December 31, 1993  . . . . . . . . . . . . . . . . . .      602,000        17,999,000
                                                               =========        ==========
     December 31, 1994  . . . . . . . . . . . . . . . . . .      811,000        11,733,000
                                                               =========        ==========
     December 31, 1995  . . . . . . . . . . . . . . . . . .    1,238,000        14,702,000
                                                               =========        ==========

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES (UNAUDITED):

         The following summary sets forth the Company's unaudited future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69:

                                                        Year Ended December 31,
                                            -----------------------------------------------
                                                 1993            1994              1995
                                            -------------    -------------    -------------
Future cash in-flows                        $  61,012,000    $  50,964,000    $  66,178,000
Future production and development costs       (27,075,000)     (28,435,000)     (30,522,000)
Future income taxes                            (1,701,000)              --               --
                                            -------------    -------------    -------------
Future net cash flows                          32,236,000       22,529,000       35,656,000
Discount at 10%                               (14,048,000)      (8,771,000)     (14,618,000)
                                            -------------    -------------    -------------
Standardized measure of discounted future
  net cash flows                            $  18,188,000    $  13,758,000    $  21,038,000
                                            =============    =============    =============

         Future net cash flows were computed using yearend prices and yearend statutory income tax rates (adjusted for permanent differences, operating loss carryforwards and tax credits) that relate to existing proved oil and gas reserves in which the Company has an interest.

         The following are the principal sources of changes in the standardized measure of discounted future net cash flows:


                                                                                  Year Ended December 31,
                                                                        ------------------------------------------
                                                                            1993           1994           1995
                                                                        ------------   ------------   ------------
Standardized measure, beginning of year . . . . . . . . . . . . . . .   $  4,425,000   $ 18,188,000   $ 13,758,000
Net revisions to previous quantity estimates and other  . . . . . . .     (2,910,000)    (4,523,000)    (1,852,000)
Extensions, discoveries, additions, and changes in timing
   of production, net of related costs  . . . . . . . . . . . . . . .         85,000      3,959,000      1,631,000
Purchase of reserves in place . . . . . . . . . . . . . . . . . . . .     27,485,000             --      5,701,000
Sales of reserves in place  . . . . . . . . . . . . . . . . . . . . .    (10,002,000)            --             --
Increase in future development costs  . . . . . . . . . . . . . . . .       (906,000)    (1,065,000)      (127,000)
Sales of oil and gas produced, net of production costs  . . . . . . .       (901,000)      (239,000)    (1,512,000)
Net change in prices and production costs . . . . . . . . . . . . . .        602,000     (5,341,000)     2,063,000
Accretion of discount . . . . . . . . . . . . . . . . . . . . . . . .        443,000      1,819,000      1,376,000
Net change in income taxes  . . . . . . . . . . . . . . . . . . . . .       (133,000)       960,000             --
                                                                        ------------   ------------   ------------

Standardized measure, end of year . . . . . . . . . . . . . . . . . .   $ 18,188,000   $ 13,758,000   $ 21,038,000
                                                                        ============   ============   ============

         Reserves to be delivered pursuant to the Company's volumetric production payment were excluded from the SFAS No. 69 calculations presented for 1993 and 1994. Accordingly, the standardized measure of discounted future net cash flows, which is cash flow-based, does not include deferred revenues to be amortized as production and delivery occurs in the future. However, all costs related to such production and delivery, which is a commitment of the Company, are included.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



         There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting the future rates of production, particularly as to natural gas, and timing of development expenditures. Such estimates may not be realized due to curtailment, shut-in conditions and other factors which cannot be accurately determined. The above information represents estimates only and should not be construed as the current market value of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves.


Note 3.  LAGUNA GOLD COMPANY

         The Company's principal precious metals property is the Rio Chiquito project located in Guanacaste Province, Costa Rica, where Laguna holds 18 exploration concessions and one exploitation concession covering 277 square kilometers. The Company believes that it has valid rights to the Rio Chiquito concessions, and that all necessary exploration work has been performed. The project is owned 90% by Laguna and 10% by Red Rock Ventures, Inc. ("Red Rock").

         In order to achieve profitable operations, management believes that an additional capital investment will be required for equipment and improvements necessary to achieve acceptable production rates and unit costs.

         Laguna's authorized capital consists of 200,000,000 shares of $.01 par value common stock and 1,000,000 shares of preferred stock, par value $.01 per share, with designations, rights, preferences and limitations as may be determined by the Board. At December 31, 1995, 14,400,000 shares of common stock were issued, outstanding and owned by the Company. Effective June 30, 1995, the Company privately placed 25,000 shares of Laguna's Series A Convertible Preferred Stock (the "Laguna Series A Stock") for net proceeds of $2,275,000. Each share of Laguna Series A Stock can be converted into 144 shares of Laguna $.01 par value common stock at the option of the stockholder, or automatically in the event of a public offering of the common stock. The net effect of this sale is that the Company now retains an 80% equity stake in Laguna. Each share of Laguna Series A Stock includes 10 detachable warrants; each warrant represents the right to purchase one fourth share of Mallon's common stock at $10 per whole share. The warrants, which are valued at $2 each for an aggregate value of $125,000, expire on February 15, 2000. The net proceeds received from the Laguna Series A Stock placement, net of the value assigned to the detachable warrants which was reflected as additional paid-in capital, are reflected as Minority Interest in the accompanying financial statements.

         In February 1994, Laguna adopted the Laguna Gold Company Equity Participation Plan (the "Equity Plan"). Under the Equity Plan, shares of common stock have been reserved for issuance in order to provide for incentive compensation and awards to employees and consultants. The Equity Plan provides that stock options, stock bonuses, stock appreciation rights, and other forms of stock-based compensation may be granted in accordance with the provisions of the Plan. Effective January 1, 1995, options to purchase a total of 1,620,000 shares of Laguna's common stock were granted to four officers of Laguna, exercisable at a price of $0.01 per share. The options vest over a period of up to four years. The options vest in full if controlling interest in Laguna or substantially all of its assets are sold, or if Laguna is merged into another company, or if control of Laguna's Board is obtained by a person or persons not expressly approved of by a majority of the members of the Board as of the date the options are granted. The difference between the exercise price and the estimated fair value of the shares at the date of grant was charged to compensation expense with a corresponding entry classified as an increase to Shareholders' Equity. To date, none of these options have been exercised.

         Laguna maintains an "Outside Directors Equity Plan" for outside directors of Laguna. This plan provides that Laguna's non-management directors will be compensated with shares of Laguna's $0.01 par value common stock. Initial stock awards are to be for $5,000 worth of stock. The Plan has not yet been implemented and Laguna has recorded no associated expense. Laguna currently has one outside director.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



         Subsequent to December 31, 1995, Laguna signed a letter of intent with a Canadian underwriter for the sale of a minimum of 4,000,000 and a maximum of 5,000,000 units at a price of $1.00 per unit. Each unit will include one share of common stock and one warrant to purchase one share of common stock, exercisable for $1.50 for an 18-month period. Laguna also agreed to grant the underwriter an option to purchase an additional 500,000 shares of common stock, exercisable at $1.00, also for an 18-month period following the issuance of the common stock.


Note 4.  NOTES PAYABLE AND LONG-TERM DEBT

         On February 15, 1995, the Company established a $2,500,000 line of credit pursuant to a loan agreement with three private investors. Borrowings under this line bore interest at 11%. On August 24, 1995, the Company established a $15,000,000 revolving line of credit facility with a commercial bank, which bore interest at the London Interbank Offered Rate (LIBOR) plus 2.5% (8% at December 31, 1995). The proceeds from this facility were used to retire the Company's existing $2,500,000 line of credit and to terminate its volumetric production payment (see Note 6). The Company paid a $125,000 prepayment penalty in order to retire the $2,500,000 line of credit, and such amount, along with the remaining unamortized loan origination fees of the initial line of credit, is included in the $253,000 extraordinary loss on debt retirement. As a part of the fee for the $15,000,000 facility, the Company issued warrants, valued at $2 each, to purchase 25,000 shares of the Company's common stock at a price of $10 per share. As of December 31, 1995, the total amount outstanding under the line of credit facility was $10,000,000.

         In March 1996, the Company established a credit facility (the "Facility") with Bank One, Texas, N.A. (the "Bank"). The significant terms of the Facility, as it has been amended, are as follows:

         o The Facility establishes two separate lines of credit: a primary revolving line of credit (the "Revolver") and a line of credit to be used for development drilling approved by the Bank (the "Drilling Line").

         o The borrowing base under the Revolver is subject to redetermination every six months, or at such other times as the Bank may determine.

         o The interest rate on amounts drawn under the Revolver is, at the Company's election, either a base rate plus 0.75%, or LIBOR plus 2.5% (7.875% as of June 30, 1996). Amounts outstanding under the Drilling Line bear interest at the greater of 12.5% or the base rate plus 4%.

         o The Facility requires a reduction in the commitment under the Revolver of $130,000 per month beginning January 31, 1997, subject to borrowing base redeterminations.

         o Amounts drawn under the Drilling Line are repayable from 100% of the net revenues generated by successful wells drilled with such funds. If the borrowing base under the Revolver increases, such additional amounts must be borrowed and used to reduce amounts outstanding under the Drilling Line.

         o The Facility is collateralized by substantially all of the Company's oil and gas properties.

         o The Company is obligated to maintain certain financial and other covenants including a minimum current ratio, minimum net equity and a debt coverage ratios, and a total bank debt ceiling.

         o   The Facility expires on March 31, 1999.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



Note 5.  DRILLING ADVANCES

         In 1988 the Company sold a portion of its working interest in seven proved developed and various undeveloped gas properties located in the Burns Ranch Field to a group of related and unrelated investors. Proceeds from the sale were divided between acquisition costs (approximately 25%) and future drilling and completion costs (approximately 75%). Because of unfavorable gas prices in the area, the Company has no current plans to drill in this field in 1996. Accordingly, the portion of the sales proceeds allocated to future drilling and completion costs have been included in non-current liabilities at December 31, 1995.


Note 6.  DEFERRED REVENUE

         In connection with its September 30, 1993 acquisition of producing oil and gas properties, the Company sold a volumetric production payment burdening the Company's interest in the acquired properties for net proceeds of $10.0 million. The proceeds received were recorded as deferred revenue. The production payment covered approximately 4,354,000 MMBtu of natural gas at an indicated average price of $1.65 and 215 MBbls barrels of oil at an indicated average price of $13.01 per barrel to be delivered over eight years. The Company was responsible for production costs associated with operating the properties subject to the production payment agreement. In August 1995, the volumetric production payment was terminated through the Company's payment of $5,586,000. This settlement resulted in a $355,000 gain to the Company.


Note 7.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES:

         The Company leases office space, vehicles and software under non-cancelable leases which expire in 1998. Rental expense is recognized on a straight-line basis over the terms of the leases. The total minimum rental commitments at December 31, 1995 are as follows:

                      1996  . . . . . . . . . . .   $ 123,000
                      1997  . . . . . . . . . . .     110,000
                      1998  . . . . . . . . . . .      29,000
                                                    ---------

                                                    $ 262,000
                                                    =========

         Rent expense was $56,000, $74,000 and $83,000 for the years ended December 31, 1993, 1994, and 1995, respectively.

BENEFIT PLANS:

         Effective January 1, 1989, the Company and its affiliates established the Mallon Resources Corporation 401(k) Profit Sharing Plan (the "401(k) Plan"). MRC and its affiliates match an employee's contribution to the 401(k) Plan in an amount up to 25% of his or her eligible monthly contributions. The Company may also contribute additional amounts at the discretion of the Compensation Committee of the Board of Directors, contingent upon realization of earnings by the Company which, in the sole discretion of the Compensation Committee, are adequate to justify a corporate contribution. For the years ended December 31, 1993, 1994 and 1995, the Company made $6,000, $8,000 and $13,000, respectively, of matching contributions. No discretionary contributions were made during any of the three years in the period ended December 31, 1995.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)




         The Company maintains a plan to provide additional compensation to employees from lease revenues which are included in a pool to be distributed at the discretion of the Chairman of the Board. For the years ended December 31, 1993, 1994 and 1995, a total of $40,000, $59,000 and $69,000, respectively, was distributed to employees.

CONTINGENCIES:

         In 1993, the Minerals Management Service commenced an audit of royalties payable on certain oil and gas properties in which the Company owns an interest. The operator of the properties is contesting certain deficiencies. The audit is not complete, and it is not possible for the Company to estimate any potential liability. However, management of the Company does not believe that the ultimate outcome of this matter will have a material negative impact on the financial position, liquidity or results of operations of the Company. This matter has been dormant for more than two years.


Note 8.  MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

         On April 15, 1994, the Company completed the private placement (the "Placement") of 400,000 shares of Series B Mandatorily Redeemable Convertible Preferred Stock, $0.01 par value per share (the "Series B Stock"). The Series B Stock bears an 8% dividend payable quarterly, and is convertible into shares of the Company's common stock at an adjusted conversion price of $16.72 per share. Mandatory redemption of this stock begins on April 1, 1997, when 20% of the total outstanding shares will be redeemed. An additional 20% per year will be redeemed on each April 1 thereafter until all $4,000,000 of the Series B Stock has been redeemed. Proceeds from the Placement were $3,774,000, net of stock issue costs of $226,000. In connection with the Series B Stock, dividends of $228,000 and $320,000 were paid in 1994 and 1995, respectively. Accretion of preferred stock was $30,000 and $40,000 in 1994 and 1995, respectively.


Note 9.  CAPITAL

PREFERRED STOCK:

         The Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock having a par value of $.01 per share, to establish the number of shares to be included in each series and to fix the designation, rights, preferences and limitations of the shares of each series.

         The 1,100,918 outstanding shares of Series A Convertible Preferred Stock (the "Series A Stock") are convertible to common stock of the Company on a share-for-share basis at any time at the option of the holder, or automatically if the common stock of the Company trades at $29.44 per share for a period of time. The Series A Stock provides for a non- cumulative, preferential dividend only to the extent declared by the Company's Board of Directors. The Series A Stock has a preference upon liquidation of $6,000,000 (the original face value); thereafter, after an equivalent amount has been distributed to holders of the Company's common stock, the Series A shareholders share proportionately with the common shareholders. The Series A Stock has the right to one vote for each share of common stock into which it could be converted, with voting powers equal to holders of common stock. In addition, the Series A Stock has the right to elect one director to the Company's Board of Directors. The Series A Stock is not redeemable and may not be called.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



COMMON STOCK:

         The Company has reserved 278,480 and 243,342 shares of common stock for issuance upon a possible conversion of the Series A Stock and Series B Stock, respectively.

         The Company adopted the Mallon Resources Corporation 1988 Equity Participation Plan (the "Equity Plan"). Under the Equity Plan, 1,000,000 shares of common stock have been reserved in order to provide for incentive compensation and awards to employees and consultants. The Equity Plan provides that a three-member committee may grant stock options, awards, stock appreciation rights, and other forms of stock-based compensation in accordance with the provisions of the Equity Plan.

         On June 22, 1990, the Compensation Committee of the Board of Directors of the Company approved the grant of options for 44,700 shares of the Company's common stock to certain officers and employees, exercisable at a price of $0.04 per share. Subsequently, options for 7,890 shares that had not vested were canceled due to employee resignations. During 1994, an additional 17,250 options were issued to certain officers and employees exercisable at a price of $0.04 per share, which vest annually beginning in 1995 and continuing through 1999. During 1995, 10,250 shares vested, resulting in non-cash compensation expense of $39,000. As of December 31, 1995, options for 38,934 shares were vested and exercisable. The difference between the exercise price and the estimated fair value of the shares at the date of grant is charged to compensation expense with a corresponding increase to Shareholders' Equity.

         Also on June 22, 1990, options exercisable at $0.04 per share for 10 years were granted that do not vest until the market price of the Company's common stock exceeds certain prices for in excess of 120 consecutive days, as follows:

             Stock Price                                Aggregate
             in excess of:                           shares covered:
             -------------                           ---------------
               $32.00                                     5,187
               $40.00                                     5,187
               $48.00                                    10,375

         Management of the Company reviews the probability of these options vesting on a quarterly basis. When management believes it is probable that the stock will reach the required levels for vesting, it will begin accruing compensation expense based on the difference between the market price of the stock at that date and the exercise price. No compensation expense was recorded for these options during the years ended December 31, 1993, 1994 and 1995. Any difference between the amount of accrued compensation at the date the stock has attained the required level for 120 consecutive days and the amount accrued will be charged to operations in that period.

         The Board of Directors of the Company approved a Stock Compensation Plan for outside directors of the Company. This plan provides that the Company's outside directors (presently three in number) will be compensated by periodically granting them shares of the Company's $0.01 par value common stock worth $1,000 for each board meeting, but no less than $4,000 per year, for each outside director. The Company expensed $12,000, $11,000 and $12,000 for the years 1993, 1994 and 1995, respectively, in relation to the Stock Compensation Plan.

         Effective October 1, 1995, the Compensation Committee of the Board of Directors approved a plan whereby three of the Company's executive officers would receive a portion of their compensation in stock options, payable quarterly. The options are exercisable at $0.04 per share. For the quarter ended December 31, 1995, the officers were awarded options valued at $50,000.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



         In April 1993, the Company sold 50,000 shares of its common stock for net proceeds of $931,000 in a private placement offering.

         Also in April 1993, the Company issued 7,500 shares of common stock at $20.00 per share to an existing stockholder in satisfaction of an obligation relating to the drilling of a well.

         In November 1993, the Company completed a private placement of its common stock, selling 503,472 shares at $18.00 per share for net proceeds of $8,025,000.

         Subsequent to December 31, 1995, the Company agreed to issue 61,250 shares of common stock to certain consultants in exchange for services valued at approximately $400,000.


Note 10.  HEDGING ACTIVITIES

         The Company engages in hedging transactions to manage commodity price risks. Gains and losses on such transactions are matched to product sales and charged or credited to oil and gas sales when that product is sold.

         In November 1995, the Company entered into a "collar" hedging transaction with an independent crude oil buyer covering 12,000 barrels per month of its oil production. Under this arrangement, for each month beginning November 1995 through October 1996, the Company will receive a minimum of $16.50 per barrel and a maximum of $18.00 per barrel for the 12,000 barrels subject to the collar agreement. The premium for this collar is $.30 per barrel payable monthly.

         Also in November 1995, the Company entered into a "floor" hedging transaction with an independent crude oil buyer covering 30,000 MMBtus per month of the Company's gas production. Under this arrangement, for each month beginning November 1995 through October 1996, if the price for gas as quoted on the NYMEX is less than $1.70, the Company will receive the difference between $1.70 and the average settlement price for that month for the 30,000 MMBtus subject to the floor agreement. The premium for this floor is $.095 MMBtu, payable monthly.


Note 11.  MAJOR CUSTOMERS

         Sales to customers in excess of 10% of total revenues were:

                                                          Year Ended December 31,
                                                ------------------------------------------
                                                  1993            1994             1995
                                                --------       ----------      -----------
Customer A  . . . . . . . . . . . . . . .       $222,000       $2,579,000      $ 2,213,000
Customer B  . . . . . . . . . . . . . . .        323,000          298,000               --
Customer C  . . . . . . . . . . . . . . .        308,000          573,000        1,319,000
Customer D  . . . . . . . . . . . . . . .        302,000               --               --


Note 12.  INCOME TAXES

         The Company incurred a loss for both book and tax purposes in 1993, 1994, and 1995. There is no income tax benefit (expense) for the years ended December 31, 1993, 1994 or 1995.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



Deferred tax assets (liabilities) are comprised of the following as of December 31, 1994 and 1995:

                                                                           1994             1995
                                                                       ------------     ------------
Deferred Tax Assets (Liabilities):
   Net operating loss carryforwards . . . . . . . . . . . . . . . .    $  2,567,000     $  5,000,000
   Accumulated depreciation and amortization differences  . . . . .       5,355,000        4,900,000
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         209,000          200,000
                                                                       ------------     ------------
     Total deferred tax assets  . . . . . . . . . . . . . . . . . .       8,131,000       10,100,000
                                                                       ------------     ------------

   Mining properties basis differences  . . . . . . . . . . . . . .      (1,312,000)      (1,800,000)
   Oil, gas and other properties basis differences  . . . . . . . .      (5,856,000)      (6,500,000)
                                                                       ------------     ------------
     Total deferred tax liabilities   . . . . . . . . . . . . . . .      (7,168,000)      (8,300,000)
                                                                       ------------     ------------

   Net deferred tax assets  . . . . . . . . . . . . . . . . . . . .         963,000        1,800,000

   Less valuation allowance . . . . . . . . . . . . . . . . . . . .        (963,000)      (1,800,000)
                                                                       ------------     ------------

     Net deferred tax assets (liabilities)  . . . . . . . . . . . .    $         --     $         --
                                                                       ============     ============

         At December 31, 1995, the Company's remaining net operating loss ("NOL") carryforwards were approximately $13,400,000, which expire in varying amounts during the period 2005 through 2009. This NOL carryforward is in addition to net operating losses arising from the operations of Laguna prior to 1989 which can be utilized only to the extent of future taxable income of Laguna.

         Under the Internal Revenue Code of 1986, as amended (the "Code"), the Company generally would be entitled to reduce its future federal income tax liabilities by carrying the unused NOL forward for a period of 15 years to offset its future income taxes. The Company's ability to utilize any NOL in future years may be restricted, however, in the event the Company undergoes an "ownership change" as defined in the Code. Management is not aware of any such change.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



Note 13. SEGMENT INFORMATION

         The Company operates in two business segments: oil and gas exploration and production in the United States, and gold and silver mining in Costa Rica. Information regarding total assets by business segment and geographic location for the Company as of December 31, 1993, 1994, and 1995 is as follows:

                                                                   December 31,
                                                  ---------------------------------------------
                                                      1993            1994             1995
                                                  -----------      -----------      -----------
Total assets:
    Oil and gas   . . . . . . . . . . . . . . .   $24,442,000      $23,746,000      $24,791,000
    Mining  . . . . . . . . . . . . . . . . . .     4,331,000        4,480,000        6,844,000
                                                  -----------      -----------      -----------

                                                  $28,773,000      $28,226,000      $31,635,000
                                                  ===========      ===========      ===========

    United States   . . . . . . . . . . . . . .   $24,375,000      $23,777,000      $25,867,000
    Costa Rica  . . . . . . . . . . . . . . . .     4,398,000        4,449,000        5,768,000
                                                  -----------      -----------      -----------

                                                  $28,773,000      $28,226,000      $31,635,000
                                                  ===========      ===========      ===========

         The following tables summarize the Company's revenues, operating loss, depreciation, depletion and amortization and capital expenditures by business segment for the years ended December 31, 1993, 1994, and 1995:

                                                                  December 31,
                                                 ----------------------------------------------
                                                     1993             1994             1995
                                                 ------------     ------------     ------------
Revenues:
    Oil and gas   . . . . . . . . . . . . . . .  $  2,210,000     $  4,909,000     $  5,428,000
    Mining  . . . . . . . . . . . . . . . . . .        81,000               --               --
                                                 ------------     ------------     ------------

                                                 $  2,291,000     $  4,909,000     $  5,428,000
                                                 ============     ============     ============
Operating loss:
    Oil and gas   . . . . . . . . . . . . . . .  $ (1,090,000)    $ (1,427,000)    $ (1,176,000)
    Mining  . . . . . . . . . . . . . . . . . .       (97,000)        (204,000)        (500,000)
                                                 ------------     ------------     ------------

                                                 $ (1,187,000)    $ (1,631,000)    $ (1,676,000)
                                                 ============     ============     ============

Depreciation, depletion and amortization:
    Oil and gas   . . . . . . . . . . . . . . .  $    893,000     $  2,373,000     $  2,288,000
    Mining  . . . . . . . . . . . . . . . . . .        44,000           36,000           52,000
                                                 ------------     ------------     ------------

                                                 $    937,000     $  2,409,000     $  2,340,000
                                                 ============     ============     ============

Capital expenditures:
    Oil and gas   . . . . . . . . . . . . . . .  $ 20,216,000     $  2,242,000     $  2,624,000
    Mining  . . . . . . . . . . . . . . . . . .       396,000          137,000        1,259,000
                                                 ------------     ------------     ------------

                                                 $ 20,612,000     $  2,379,000     $  3,883,000
                                                 ============     ============     ============

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



                 The following tables summarize the Company's revenues and net loss by geographic area for the years ended December 31, 1993, 1994 and 1995:

                                                     1993             1994             1995
                                                  -----------      -----------      -----------
Revenues:
    United States   . . . . . . . . . . . . . .   $ 2,210,000      $ 4,909,000      $ 5,428,000
    Costa Rica  . . . . . . . . . . . . . . . .        81,000               --               --
                                                  -----------      -----------      -----------

                                                  $ 2,291,000      $ 4,909,000      $ 5,428,000
                                                  ===========      ===========      ===========

Net loss:
    United States   . . . . . . . . . . . . . .   $  (940,000)     $(1,427,000)     $(1,800,000)
    Costa Rica  . . . . . . . . . . . . . . . .      (247,000)        (204,000)        (129,000)
                                                  -----------      -----------      -----------

                                                  $(1,187,000)     $(1,631,000)     $(1,929,000)
                                                  ===========      ===========      ===========


Note 14. RELATED PARTY TRANSACTIONS

         The accounts receivable from related parties consists primarily of joint interest billings to directors, officers, shareholders, employees and affiliated entities for drilling and operating costs incurred on oil and gas properties in which these related parties participate with MOC and MOC partnerships as working interest owners. These amounts will generally be settled in the ordinary course of business without interest.

         Notes receivable of $43,000 and $62,000 at December 31, 1994 and 1995, respectively, consist of loans to employees, which bear interest at prime plus 2%.

         On June 30, 1993, the Company acquired all of the stock of Fruitland Gas Corporation ("FGC") in exchange for 100,000 shares of the Company's common stock. The acquisition was made in order to acquire the acreage in the Burns Ranch gas field that was owned by the seller. The value of the acreage acquired, net of a $171,000 receivable owed by FGC to the Company, was set at $2,500,000, a value deemed "fair" in the opinion of an independent third party appraiser. For purposes of the exchange, shares of the Company's common stock were valued at $25. The shares issued in the transaction are restricted securities. The acquisition was accounted for as a reorganization of entities under common control and recorded at predecessor cost. The assets and operations of FGC are insignificant to the Company's balance sheet and results of operations. FGC is owned by the former shareholders of MOC, two of whom are also directors of the Company, and one of whom is also chairman of the Company. The former shareholders of FGC also own Deep Gas LLC, a Colorado limited liability company that acquired the mineral rights underlying the Burns Ranch gas field at depths more than 20 feet below the bottom of the Pictured Cliffs geologic formation from FGC immediately prior to the Company's acquisition of FGC.

         Certain oil and gas properties located in Alabama, in which the Company has working interests, are operated by a company owned by an individual who also owns, beneficially, in excess of 5% of the Company's common stock. As of December 31, 1994 and 1995, the Company had a payable to the related company of $7,000 and $25,000, respectively, which is included in accounts payable on the accompanying consolidated balance sheets.

         Red Rock is owned by an individual who owns, beneficially, in excess of 5% of the Company's common stock. The Company has payables to the stockholder of $9,000 and $100,000 as of December 31, 1994 and 1995, respectively, which are included in accounts payable on the accompanying consolidated balance sheets.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)



         During 1993, Red Rock purchased 12,500 shares of the Company's common stock at $10 per share and 12,500 shares at $11 per share. Red Rock is the Company's joint venture partner in the Rio Chiquito project.

         During the years ended December 31, 1994 and 1995, the Company paid legal fees of $1,000 and $31,000 to a law firm of which a director of the Company is a senior partner. Additionally, consulting fees valued at $300,000 were paid to a member of the same firm in the form of 16,675 shares of the Company's common stock. In January 1995, an additional 14,000 shares valued at $112,000 were issued for services to the same individual. Also in 1995, fees of $32,000 were paid to this individual.

         During the year ended December 31, 1994, the Company recorded offering costs of $200,000, of which $17,000 was payable at December 31, 1994, to an investment banking firm in which a director is a partner. The Company also has a consulting agreement with that firm for investment banking services of $200,000 in 1995, of which $90,000 was payable at December 31, 1995.

         In February 1995, the Company entered into a Loan Agreement establishing a $2,500,000 line of credit facility pursuant to which it could borrow funds from three entities, two of which are affiliates of an individual who owns, beneficially, in excess of 5% of the Company's outstanding common stock. This line of credit was retired in August 1995.


Note 15. SUBSEQUENT EVENTS (unaudited)

         On May 24, 1996, Laguna Gold sold 5,000,000 Special Warrants for $1.00 per Warrant in a private placement. Laguna Gold received proceeds of $4,325,000, net of offering costs of $675,000. Upon exercise, each Special Warrant will be converted into one Unit. Each Unit will consist of one share of Laguna Gold's common stock and one Common Share Purchase Warrant. A portion of the net proceeds derived from the sale of the Special Warrants, in the amount of $3,750,000, was deposited with an escrow agent who will release the proceeds to Laguna Gold upon notification that a final prospectus has been received by the Ontario Securities Commission or upon exercise of the Special
Warrants.   A receipt for the final prospectus was issued August 26, 1996.
Each Common Share Purchase Warrant entitles the holder to purchase one share of Common Stock for $1.50 (subject to adjustment) on or before November 24, 1997.

         Laguna Gold has, in connection with the sale of the Special Warrants, issued to the underwriters non- assignable, special brokers' warrants. These warrants are exercisable, without payment of additional consideration, into compensation options entitling the holders to purchase 500,000 shares of Laguna Gold's Common Stock on or before November 24, 1997 at $1.00 per share.

         Effective June 3, 1996, Laguna Gold acquired Red Rock Ventures, Inc. ("Red Rock") for 2 million shares of Laguna Gold's common stock valued at $1.00 per share, and Convertible Secured Promissory Notes in the aggregate principal amount of $230,000 for a total consideration of $2,230,000. The notes bear interest at 5% per annum. Principal and accrued interest are due December 31, 2000. The notes are convertible into shares of Laguna Gold's common stock, at the holder's option. The initial conversion price, which is subject to anti-dilution adjustments, is $1.10. The note is collateralized by a general security agreement encumbering all of the assets of Laguna Gold. Red Rock's sole asset at the time of the merger was a 10% interest in the same Costa Rican mining concession in which Laguna Gold holds a 90% interest.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                   ----------

                                     ASSETS

                                                                       December 31,     June 30,
                                                                           1995           1996
                                                                       ------------   ------------
                                                                                       (Unaudited)
Current assets:
    Cash and cash equivalents   . . . . . . . . . . . . . . . . . . .  $  1,269,000   $    832,000
    Funds held in escrow  . . . . . . . . . . . . . . . . . . . . . .            --      3,750,000
    Accounts receivable:
         Oil and gas sales  . . . . . . . . . . . . . . . . . . . . .     1,065,000      1,080,000
         Joint interest participants  . . . . . . . . . . . . . . . .       376,000        167,000
         Related parties  . . . . . . . . . . . . . . . . . . . . . .        22,000         31,000
    Inventories   . . . . . . . . . . . . . . . . . . . . . . . . . .        53,000         44,000
    Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       143,000        237,000
                                                                       ------------   ------------
             Total current assets . . . . . . . . . . . . . . . . . .     2,928,000      6,141,000
                                                                       ------------   ------------

Property and equipment:
    Oil and gas properties, under the full cost method  . . . . . . .    43,751,000     44,627,000
    Mining properties and equipment   . . . . . . . . . . . . . . . .     6,248,000      9,289,000
    Other equipment   . . . . . . . . . . . . . . . . . . . . . . . .       508,000        541,000
                                                                       ------------   ------------
                                                                         50,507,000     54,457,000
    Less accumulated depreciation, depletion and amortization   . . .   (22,085,000)   (23,234,000)
                                                                       ------------   ------------
                                                                         28,422,000     31,223,000
                                                                       ------------   ------------
Notes receivable - related parties  . . . . . . . . . . . . . . . . .        63,000         48,000

Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       222,000        128,000
                                                                       ------------   ------------

Total Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 31,635,000   $ 37,540,000
                                                                       ============   ============


                            (Continued on next page)


  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES

                                  ----------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                              December 31,        June 30,
                                                                                  1995              1996
                                                                              ------------      ------------
                                                                                                (Unaudited)
Current liabilities:
Note payable to Bank  . . . . . . . . . . . . . . . . . . . . . . . . . .     $         --      $  2,000,000

Current portion of long-term debt . . . . . . . . . . . . . . . . . . . .               --           780,000
Current portion of capital lease obligation . . . . . . . . . . . . . . .           23,000            25,000
Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,309,000         1,398,000
Undistributed revenue . . . . . . . . . . . . . . . . . . . . . . . . . .          711,000           855,000
Drilling advances . . . . . . . . . . . . . . . . . . . . . . . . . . . .          271,000           120,000
Accrued taxes and expenses  . . . . . . . . . . . . . . . . . . . . . . .           90,000           278,000
                                                                              ------------      ------------
Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . .        3,404,000         5,456,000
                                                                              ------------      ------------

Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,000,000         7,451,000
Notes payable, other  . . . . . . . . . . . . . . . . . . . . . . . . . .               --           230,000
Capital lease obligation, net of current portion  . . . . . . . . . . . .           37,000            24,000
Drilling advances . . . . . . . . . . . . . . . . . . . . . . . . . . . .          315,000           410,000
Accrued expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .               --             1,000
                                                                              ------------      ------------
Total non-current liabilities . . . . . . . . . . . . . . . . . . . . . .       10,352,000         8,116,000
                                                                              ------------      ------------
Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13,756,000        13,572,000
                                                                              ------------      ------------
Commitments and contingencies . . . . . . . . . . . . . . . . . . . . . .               --                --
Minority interest . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,275,000         8,808,000
Series B Mandatorily Redeemable Convertible Preferred Stock,
    $0.01 par value, 500,000 shares authorized, 400,000 shares issued and outstanding, liquidation preference and mandatory redemption of
    $4,000,000  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,844,000         3,870,000

Shareholders' equity:
    Series A Convertible Preferred Stock, $0.01 par value, 1,467,890 shares authorized, 1,100,918 shares issued and outstanding,
         liquidation preference $6,000,000  . . . . . . . . . . . . . . .        5,730,000         5,730,000
    Common Stock, $0.01 par value, 25,000,000 shares authorized;
         1,949,914 and 2,083,305 shares issued and outstanding,                     19,000            21,000
         respectively
    Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . .       38,965,000        39,191,000
    Accumulated deficit   . . . . . . . . . . . . . . . . . . . . . . . .      (32,954,000)      (33,652,000)
                                                                              ------------      ------------
             Total shareholders' equity . . . . . . . . . . . . . . . . .       11,760,000        11,290,000
                                                                              ------------      ------------
Total Liabilities and Shareholders' Equity  . . . . . . . . . . . . . . .     $ 31,635,000      $ 37,540,000
                                                                              ============      ============

  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                            For the Six Months           For the Three Months
                                                              Ended June 30,                Ended June 30,
                                                      ---------------------------    ----------------------------
                                                           1995           1996           1995            1996
                                                      -------------   -----------    -------------    -----------
Revenues:
Oil and gas sales . . . . . . . . . . . . . . . . . . $   1,518,000   $ 2,834,000    $   1,019,000    $ 1,477,000
Deferred revenue amortization . . . . . . . . . . . .     1,085,000            --          524,000             --
   Operating service revenue  . . . . . . . . . . . .        79,000        77,000           39,000         38,000
   Interest and other . . . . . . . . . . . . . . . .        39,000        30,000           25,000         15,000
                                                      -------------   -----------    -------------    -----------
                                                          2,721,000     2,941,000        1,607,000      1,530,000
                                                      -------------   -----------    -------------    -----------

Costs and expenses:
   Oil and gas production . . . . . . . . . . . . . .       996,000       973,000          540,000        548,000
   Mining project expenses  . . . . . . . . . . . . .       247,000       359,000          151,000        265,000
   Depletion, depreciation and amortization . . . . .     1,233,000     1,170,000          659,000        592,000
   General and administrative . . . . . . . . . . . .       982,000       953,000          438,000        447,000
   Interest and other . . . . . . . . . . . . . . . .       111,000       465,000           92,000        252,000
                                                      -------------   -----------    -------------    -----------
                                                          3,569,000     3,920,000        1,880,000      2,104,000
                                                      -------------   -----------    -------------    -----------
Minority interest in loss of consolidated subsidiary             --        54,000               --         54,000
                                                      -------------   -----------    -------------    -----------
Loss before extraordinary item  . . . . . . . . . . .      (848,000)     (925,000)        (273,000)      (520,000)
Extraordinary loss on early retirement of debt  . . .            --      (160,000)              --             --
                                                      -------------   -----------    -------------    -----------
Net loss  . . . . . . . . . . . . . . . . . . . . . .      (848,000)   (1,085,000)        (273,000)      (520,000)
Dividends on preferred stock and accretion  . . . . .      (158,000)     (186,000)         (79,000)       (96,000)
                                                      -------------   -----------    -------------    -----------
Net loss attributable to common shareholders  . . . . $  (1,006,000)  $(1,271,000)   $    (352,000)   $  (616,000)
                                                      =============   ===========    =============    ===========
Per share:
   Loss available to common shareholders before
      extraordinary item  . . . . . . . . . . . . . . $       (0.52)  $     (0.55)   $       (0.18)   $     (0.30)
   Extraordinary loss . . . . . . . . . . . . . . . .            --         (0.08)              --             --
                                                      -------------   -----------    -------------    -----------
   Net loss attributable to common shareholders . . . $       (0.52)  $     (0.63)   $       (0.18)   $     (0.30)
                                                      =============   ===========    =============    ===========
Weighted average shares outstanding . . . . . . . . .     1,944,000     2,005,000        1,949,000      2,039,000
                                                      =============   ===========    =============    ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)


                                                                                      For the Six Months
                                                                                        Ended June 30,
                                                                                -----------------------------
                                                                                    1995             1996
                                                                                ------------      -----------
Cash flows from operating activities:
    Net loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   (848,000)     $(1,085,000)
    Adjustments to reconcile net loss to net cash from operations:
         Amortization of deferred revenue . . . . . . . . . . . . . . . . . .     (1,085,000)              --
         Depletion, depreciation, and amortization  . . . . . . . . . . . . .      1,233,000        1,170,000
         Stock issued for compensation  . . . . . . . . . . . . . . . . . . .         28,000          272,000
         Extraordinary loss on early retirement of debt . . . . . . . . . . .             --          160,000
         Changes in operating assets and liabilities: . . . . . . . . . . . .
             (Increase) decrease in:
                 Accounts receivable  . . . . . . . . . . . . . . . . . . . .       (279,000)         185,000
                 Inventory and other assets . . . . . . . . . . . . . . . . .       (181,000)        (106,000)
             Increase (decrease) in:
             Accounts payable . . . . . . . . . . . . . . . . . . . . . . . .        525,000         (120,000)
             Undistributed revenue  . . . . . . . . . . . . . . . . . . . . .       (157,000)         144,000
             Accrued taxes and expenses . . . . . . . . . . . . . . . . . . .         13,000          189,000
             Deferred revenues and drilling advances  . . . . . . . . . . . .         84,000          (56,000)
                                                                                ------------      -----------
         Net cash (used in) provided by operating activities  . . . . . . . .       (667,000)         753,000
                                                                                ------------      -----------

Cash flows from investing activities:
    Increase in funds held in escrow  . . . . . . . . . . . . . . . . . . . .             --       (3,750,000)
    Additions to property and equipment   . . . . . . . . . . . . . . . . . .     (2,239,000)      (1,758,000)
    Increase (decrease) in notes receivable-related party   . . . . . . . . .         (2,000)          15,000
                                                                                ------------      -----------
         Net cash used in investing activities  . . . . . . . . . . . . . . .     (2,241,000)      (5,493,000)
                                                                                ------------      -----------

Cash flows from financing activities:
    Proceeds from long-term debt  . . . . . . . . . . . . . . . . . . . . . .      2,500,000       10,231,000
    Payments of long-term debt  . . . . . . . . . . . . . . . . . . . . . . .             --      (10,000,000)
    Payment of loan origination fees  . . . . . . . . . . . . . . . . . . . .             --          (82,000)
    Payment of capital lease obligation   . . . . . . . . . . . . . . . . . .             --          (11,000)
    Net proceeds from sale of subsidiary preferred stock  . . . . . . . . . .      1,155,000               --
    Net proceeds from sale of subsidiary special warrants   . . . . . . . . .             --        4,325,000
    Payment of preferred dividends  . . . . . . . . . . . . . . . . . . . . .       (158,000)        (160,000)
                                                                                ------------      -----------
         Net cash provided by financing activities  . . . . . . . . . . . . .      3,497,000        4,303,000
                                                                                ------------      -----------

Net increase (decrease) in cash and cash equivalents  . . . . . . . . . . . .        589,000         (437,000)

Cash and cash equivalents, beginning of period  . . . . . . . . . . . . . . .         88,000        1,269,000
                                                                                ------------      -----------

Cash and cash equivalents, end of period  . . . . . . . . . . . . . . . . . .   $    677,000      $   832,000
                                                                                ============      ===========

                         (Continued on following page)


  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                  (Continued)

                                                                                      For the Six Months
                                                                                        Ended June 30,
                                                                               -------------------------------
                                                                                    1995              1996
                                                                               -------------      ------------
Supplemental disclosure of cash flow information: . . . . . . . . . . . . . .

    Cash paid for interest  . . . . . . . . . . . . . . . . . . . . . . . . .  $      80,000      $   383,000
                                                                               =============      ===========

Supplemental schedule of non-cash investing and financing activities:
    Issuance of common stock in exchange for:

         Property and equipment . . . . . . . . . . . . . . . . . . . . . . .  $     112,000      $        --
                                                                               =============      ===========
         Loan origination fee . . . . . . . . . . . . . . . . . . . . . . . .  $     112,000      $        --
                                                                               =============      ===========

         Consultants' accounts payable  . . . . . . . . . . . . . . . . . . .  $          --      $   791,000
                                                                               =============      ===========

    Acquisition of Red Rock Ventures, Inc. for subsidiary common stock and
         notes payable.                                                        $          --      $ 2,230,000
                                                                               =============      ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                  -----------

NOTE 1.  GENERAL

         Mallon Resources Corporation (the "Company") was incorporated in Colorado in 1988, in connection with the consolidation of Mallon Oil Company ("Mallon Oil"), Laguna Gold Company ("Laguna Gold") and 19 limited partnerships that they sponsored. Mallon Oil continues as a wholly-owned subsidiary of the Company. As of June 30, 1996, the Company owned 72% of Laguna Gold on a common stock equivalent basis. All of the Company's business activities are conducted through these two subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

         The accompanying interim consolidated financial statements are unaudited; however, in the opinion of the Company, the consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results for the interim periods. In September 1996 a four to one reverse stock split of the Company's issued and outstanding shares of Common Stock will be effected. Common Stock, paid-in capital and earnings per share information have been restated to give retroactive effect to the reverse stock split. These interim statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.


NOTE 2.  NOTES PAYABLE AND LONG-TERM DEBT

         In March 1996, the Company established a credit facility (the "Facility") with Bank One, Texas, N.A. (the "Bank"). The significant terms of the Facility, as it has been amended, are as follows:

         o The Facility establishes two separate lines of credit: a primary revolving line of credit (the "revolver") and a line of credit to be used for development drilling approved by the Bank (the "drilling line").

         o The borrowing base under the revolver is subject to redetermination every six months, or at such other times as the Bank may determine.

         o The interest rate on amounts drawn under the revolver is, at the Company's election, either a base rate plus 0.75%, or LIBOR plus 2.5% (7.875% as of June 30, 1996). Amounts outstanding under the drilling line bear interest at the greater of 12.5% or the base rate plus 4%.

         o The Facility requires a reduction in the commitment under the revolver of $130,000 per month beginning January 31, 1997, subject to borrowing base redeterminations.

         o Amounts drawn under the drilling line are repayable from 100% of the net revenues generated by successful wells drilled with such funds. If the borrowing base under the revolver increases, such additional amounts must be borrowed and used to reduce amounts outstanding under the drilling line.

         o The Facility is collateralized by substantially all of the Company's oil and gas properties.

         o The Company is obligated to maintain certain financial and other covenants including a minimum current ratio, minimum net equity and a debt coverage ratios, and a total bank debt ceiling.

         o   The Facility expires on March 31, 1999.

                 MALLON RESOURCES CORPORATION AND SUBSIDIARIES
        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                  (UNAUDITED)


         Initial amounts drawn under the revolver were used to retire the Company's prior line of credit and related accrued interest. The initial borrowing base under the revolver was $10,500,000. At June 30, 1996, the borrowing base was redetermined and reduced to $8,820,000. At the time of this redetermination, the amount outstanding under the revolver was $10,231,000, or $1,411,000 in excess of the redetermined borrowing base. Under the terms of the Facility, as amended, the Company drew $2,000,000 under the drilling line and applied it to reduce amounts outstanding under the revolver to $8,231,000, which is less than the amount of the redetermined borrowing base. Accordingly, $589,000 was available under the revolver at June 30, 1996. The principal amount drawn under the drilling line is due on the earlier of the completion of this Offering or December 31, 1996.


NOTE 3.  LAGUNA GOLD COMPANY

         On May 24, 1996, Laguna Gold sold 5,000,000 Special Warrants for $1.00 per Warrant in a private placement. Laguna Gold received proceeds of $4,325,000, net of offering costs of $675,000, and are reflected as an increase to minority interest in the June 30, 1996 consolidated balance sheet. Upon exercise, each Special Warrant will be converted into one Unit. Each Unit will consist of one share of Laguna Gold's common stock and one Common Share Purchase Warrant. A portion of the net proceeds derived from the sale of the Special Warrants, in the amount of $3,750,000, was deposited with an escrow agent, and is shown on the balance sheet as funds held in escrow at June 30, 1996. The escrow agent will release the proceeds to Laguna Gold upon notification that a final prospectus has been received by the Ontario Securities Commission or upon exercise of the Special Warrants. A receipt for the final prospectus was issued by the Ontario Securities Commission on August 26, 1996. Each Common Share Purchase Warrant entitles the holder to purchase one share of Common Stock for $1.50 (subject to adjustment) on or before November 24, 1997.

         Laguna Gold has, in connection with the sale of the Special Warrants, issued to the underwriters non- assignable, special brokers' warrants. These warrants are exercisable, without payment of additional consideration, into compensation options entitling the holders to purchase 500,000 shares of Laguna Gold's Common Stock on or before November 24, 1997 at $1.00 per share.

         Effective June 3, 1996, Laguna Gold acquired Red Rock Ventures, Inc. ("Red Rock") for 2 million shares of Laguna Gold's common stock, valued at $1.00 per share, and Convertible Secured Promissory Notes in the aggregate principal amount of $230,000 for a total consideration of $2,230,000. The notes bear interest at 5% per annum. Principal and accrued interest are due December 31, 2000. The notes are convertible into shares of Laguna Gold's common stock, at the holder's option. The initial conversion price, which is subject to anti-dilution adjustments, is $1.10. The note is collateralized by a general security agreement encumbering all of the assets of Laguna Gold. Red Rock's sole asset at the time of the merger was a 10% interest in the same Costa Rican mining concession in which Laguna Gold holds a 90% interest.

                                   [ANNEX A]





                               February 29, 1996



Mr. Kevin M. Fitzgerald
Mallon Oil Company
999 18th Street Suite 1700
Denver, Colorado  80202

Dear Mr. Fitzgerald:

         At your request, GeoQuest has provided the attached estimate of proven reserves and future net revenue for Mallon Oil Company's interest in certain oil and gas properties located in the United States. The analysis shown in this report presents estimates that are effective December 31, 1995. This report has been prepared using unescalated prices, and costs for proved reserves as requested by Mallon Oil Company.

         GeoQuest's estimates of net reserves and the associated future net revenue are summarized below and are presented in detail in subsequent sections of this report. These estimates are attributable to the interest owned by Mallon Oil Company as of December 31, 1995.

==========================================================================================================
                                                    ESTIMATED                          ESTIMATED
                                                   NET RESERVES                   FUTURE NET REVENUE
                                            --------------------------------------------------------------
                                                                                                PRESENT
                                              OIL              GAS          UNDISCOUNTED       VALUE @10%
               CATEGORY                       STB             MSCF               $                 $
- ----------------------------------------------------------------------------------------------------------
Total Mallon Properties
    Proved Developed Producing              1,158,840       11,779,350        25,443,040        15,500,480
    Proved Developed Nonproducing              78,797        2,922,380         2,593,055         1,502,837
    Proved Undeveloped                        575,780        5,219,539         7,619,582         4,034,498
    TOTAL PROVED                            1,813,417       19,921,270        35,655,670        21,037,810
==========================================================================================================

         This reserve report includes summary projections of reserves and revenues for each reserve category. Production performance projections and individual well economics are also included in this report. (Note: totals from the various summaries may differ by a few to several units due to truncation and/or roundoff.) Our estimates do not include any reserves which would be classified as probable or possible, nor does this report present the value of any acreage other than that which would be associated with undeveloped proved reserves.

METHODOLOGY

         Reserves were estimated for the individual Mallon properties by using accepted engineering principles. All reserves were classified in accordance with the SEC definitions for oil and gas reserves. These definitions are part of this report and are included under the tab "Reserve Definitions." The attached report provides a one-line summary of all of the individual wells which were analyzed as part of this study under the tab entitled "Input Listing."

Mr. Kevin M. Fitzgerald
February 29, 1996
Page A-2


         The calculation of the estimated future net revenue is based upon oil prices, gas prices, operating costs and projected capital costs remaining constant in future years. The oil prices utilized were based upon the actual prices received in December 1995, adjusted for gravity and bonus. Gas prices were also based on actual December 1995 gas sales. Operating costs were provided by Mallon Oil Company. These costs were adjusted to reflect non-recurring costs and represent average monthly expenses. The price and cost information provided by Mallon Oil Company was not independently verified by GeoQuest. Capital costs were included as required to account for planned expenditures for workovers, new development wells and production facilities. These costs were provided by Mallon and not independently verified.

         For the purposes of this report, a field inspection of the properties has not been performed; nor has GeoQuest attempted to confirm the integrity of the mechanical operation or the condition of the wells and related facilities. GeoQuest has not investigated possible environmental liability related to these properties and future net revenue estimates do not include any cost which may be incurred because of such liability. The analysis has not included any costs or future value associated with abandonment and salvage of well or surface equipment.

         The revenues shown in this report reflect a deduction for state production and ad valorem taxes. No consideration has been made for state or federal income taxes.

         The report does not include the effect of any loans or other encumbrances.

STATEMENT OF RISK

         The accuracy of reserve and economic evaluations is always subject to uncertainty. The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis. As a well matures and new information becomes available, or as wells are recompleted and new wells drilled, revisions may be required which may result not only in a significant change to the reserves and to the value assigned to a property, but also may impact the total company reserve and economic status. The reserves and forecasts contained in this report are based upon a technical analysis of the available data using accepted engineering principles; however, they must be accepted with the understanding that they are only estimates and that future information and future reservoir performance subsequent to the date of this estimate may justify their revision. Changes in Governmental policies and market conditions may impact both the actual sales volumes and prices received for the reserves along with the costs incurred in recovering these reserves. Value is highly dependent on prices, therefore, future production and revenues may vary from the estimates included in this report.

         The estimates provided herein do not include any consideration of matters pertaining to legal, or accounting interpretation, or the potential of future changes as a result of these interpretations. In addition, GeoQuest has not made any investigation of potential gas volumes and values relating to any overdelivery, underdelivery or gas balancing clauses relative to Mallon Oil Company's interests. Therefore, our estimates of reserves and future revenue do not include possible adjustments for the settlement of such imbalances. The projections provided in this report are based on Mallon Oil Company receiving its net revenue interest share of estimated future gross gas production.

         The titles to the properties have not been examined by GeoQuest, nor has the actual degree or type of interest ownership been independently confirmed. Ownership data utilized in the estimates were obtained from Mallon Oil Company, and were accepted as accurate.

         GeoQuest is an independent petroleum consulting firm and does not hold any interest in any of the properties evaluated in this report or in Mallon Oil Company. GeoQuest's employment to provide this report was not contingent upon the results of our analysis.

Mr. Kevin M. Fitzgerald
February 29, 1996
Page A-3


         It was a pleasure to provide this report for Mallon Oil Company. If you should have any questions concerning the analysis presented herein, please feel free to contact Mr. Bill Abbott.


                                       Very truly yours,

                                       GEOQUEST



                                       Daniel D. Domeracki
                                       Vice President, Operations - The Americas
                                       Reservoir Technologies

                              [INSIDE BACK COVER]

                               STRATIGRAPHIC MAPS


                                 Delaware Basin





                                 San Juan Basin

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANY ONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                  ----------

                              TABLE OF CONTENTS



                                                               Page
                                                               ----
                Prospectus Summary  . . . . . . . . . . . . .    4
                Cautionary Statement Regarding
                  Forward-Looking Statements  . . . . . . . .    9

                Risk Factors  . . . . . . . . . . . . . . . .    9
                Use of Proceeds . . . . . . . . . . . . . . .   14

                Price Range of Common Stock . . . . . . . . .   15
                Dividend Policy . . . . . . . . . . . . . . .   15
                Capitalization  . . . . . . . . . . . . . . .   16
                Selected Consolidated Financial Data  . . . .   17
                Management's Discussion and Analysis of
                  Financial Condition and Results of
                  Operations  . . . . . . . . . . . . . . . .   19
                Business and Properties . . . . . . . . . . .   26
                Management  . . . . . . . . . . . . . . . . .   35
                Principal Shareholders  . . . . . . . . . . .   38
                Transactions with Related Parties . . . . . .   40
                Description of Capital Stock and Other
                Securities  . . . . . . . . . . . . . . . . .   40
                Underwriting  . . . . . . . . . . . . . . . .   44
                Legal Matters . . . . . . . . . . . . . . . .   45
                Experts . . . . . . . . . . . . . . . . . . .   45
                Available Information . . . . . . . . . . . .   45
                Incorporation of Certain Documents by
                Reference . . . . . . . . . . . . . . . . . .   46
                Glossary of Terms . . . . . . . . . . . . . .   47
                Index to Consolidated Financial Statements  .  F-1
                Annex A . . . . . . . . . . . . . . . . . . .  A-1

================================================================================

================================================================================


                                    [LOGO]






                                    MALLON
                                  RESOURCES
                                 CORPORATION


                               1,800,000 SHARES



                                 COMMON STOCK






                                  ----------

                                  PROSPECTUS

                                  ----------







                            RODMAN & RENSHAW, INC.


                                          , 1996
                               -----------




================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, and other then the Underwriter's non-accountable expense allowance equal to 2.25% of the Offering, payable by the Company in connection with the sale of Common Stock being registered (all amounts are estimated except the SEC Registration Fee and the NASD Filing Fee).

SEC Registration Fee  . . . . . . . . . . . . . . . . . . . . . . . . .    $     4,300

National Association of Securities Dealers, Inc. Fee  . . . . . . . . .          1,800

NASDAQ Listing Fee  . . . . . . . . . . . . . . . . . . . . . . . . . .              0

Blue Sky Qualification Fees and Expenses (including legal fees)   . . .         12,000

Printing Expenses   . . . . . . . . . . . . . . . . . . . . . . . . . .        120,000

Legal Fees and Expenses   . . . . . . . . . . . . . . . . . . . . . . .         80,000

Auditors' Fees and Expenses   . . . . . . . . . . . . . . . . . . . . .         60,000

Transfer Agent and Registrar Fees   . . . . . . . . . . . . . . . . . .          1,000

Miscellaneous Expenses  . . . . . . . . . . . . . . . . . . . . . . . .         20,000

        Total   . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   300,000

- -----------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Bylaws and Restated Articles of Incorporation provide that the Company shall, to the full extent permitted by the Colorado Business Corporation Articles, as amended from time to time, indemnify all directors and officers of the Company. Sections 7-109-101 to 7-109-110 of the Colorado Business Corporation Act provide in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. The indemnitee is presumed to be entitled to indemnification and the Company has the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred.

         Additionally, the Restated Articles of Incorporation and Bylaws provide for mandatory indemnification of directors to the fullest extent permitted by Colorado law. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 7-108-403 of the Colorado Business Corporation Law (relating to distributions to shareholders in violation of the Colorado Business Corporation Act); or (iv) for any transaction from which the director derived an improper personal benefit.

         Section 7 of the Underwriting Agreement (filed as Exhibit 1.1 hereto) provides that the Underwriters will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against any liability caused by any statement or omission in the Registration Statement or Prospectus based on certain information furnished to the Company by the Underwriters for use in the preparation thereof.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)     Exhibits

Exhibit
Number                                         Document Description
- -------                                        --------------------
      1.1    Form of Underwriting Agreement between the Company and the Underwriters.
     *3.01   Amended and Restated Articles of Incorporation of the Company . . . . . . . . . . . . . .   (1)
     *3.02   Bylaws of the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (1)
     *3.03   Statement of Designations -- Series A Preferred Stock . . . . . . . . . . . . . . . . . .   (2)
     *3.04   Statement of Designations -- Series B Preferred Stock . . . . . . . . . . . . . . . . . .   (5)
      5.1    Form of Opinion of Holme Roberts & Owen LLC as to the legality of issuance of the Company's Common Stock. . . . . . . . . . . . . . . . . . . . . . . . . .

Material Contracts
    *10.58   Bank One -- Loan Agreement dated March 20, 1996 . . . . . . . . . . . . . . . . . . . . .   (6)
    *10.63   Bank One -- Amendment One . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (7)
    *10.64   Bank One -- Amendment Two . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (7)
     10.65   Repurchase and Sale Agreement on Series A Preferred Stock . . . . . . . . . . . . . . . .

Executive Compensation Plans and Arrangements
    *10.1.3  Equity Participation Plan, amended November 2, 1990 . . . . . . . . . . . . . . . . . . .   (3)
    *10.1.4  Stock Compensation Plan for Outside Directors . . . . . . . . . . . . . . . . . . . . . .   (4)

Consents
     23.1    Consent of Price Waterhouse LLP . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     23.2    Consent of Holme Roberts & Owen LLC (See Exhibit 5.1) . . . . . . . . . . . . . . . . . .
     23.3    Consent of Schlumberger/GeoQuest Reservoir Technologies, Inc. . . . . . . . . . . . . . .
     24.     Powers of Attorney  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                        ----

- ------------
* The exhibit numbers are the exhibit numbers assigned in the previous filings with the Securities and Exchange Commission, which are identified in the notes below.
1. Incorporated by reference from Mallon Resources Corporation Exhibits to Registration Statement on Form S-4 (SEC File No. 33-23076) filed on August 15, 1988.
2. Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on January 8, 1990.
3. Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 10-K for fiscal year ended December 31, 1990.
4. Incorporated by reference from Mallon Resources Corporation Exhibits to Registration Statement on Form S-8 (SEC File No. 33-39635) filed on March 28, 1991.
5. Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on August 24, 1995.
6. Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on March 20, 1996.
7. Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on August 15, 1996.

     (b)         Financial Statement Schedules

         None


All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable and therefore have been omitted or the information required by the applicable schedule is included in the notes to the financial statements.


ITEM 17.  UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN DENVER, COLORADO, ON THIS 28TH DAY OF AUGUST, 1996.

                                        MALLON RESOURCES CORPORATION



                                        By: /s/ GEORGE O. MALLON, JR.
                                            -------------------------
                                              George O. Mallon, Jr.
                                                    President


         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                 SIGNATURES                                   TITLE                        DATE
                 ----------                                   -----                        ----
       /s/ GEORGE O. MALLON, JR.             Chairman of the Board, Director and      August 28, 1996
 -----------------------------------------   President (Principal Executive
           George O. Mallon, Jr.             Officer)


            /s/ ROY K. ROSS                  Executive Vice President and Director    August 28, 1996
 -----------------------------------------
                Roy K. Ross


        /s/ KEVIN M. FITZGERALD              Executive Vice President and Director    August 28, 1996
 -----------------------------------------
            Kevin M. Fitzgerald



           /s/ JAMES A. MCGOWEN              Executive Vice President and Director    August 28, 1996
 -----------------------------------------
               James A. McGowen


          /s/ ALFONSO R. LOPEZ               Treasurer (Principal Financial           August 28, 1996
 -----------------------------------------   Officer)
              Alfonso R. Lopez



        /s/ CAROLENA F. CHAPMAN              Controller (Principal Accounting         August 28, 1996
 -----------------------------------------   Officer)
            Carolena F. Chapman


 *                                           Director                                 August 28, 1996
 -----------------------------------------
               Frank Douglass



 *                                           Director                                 August 28, 1996
 -----------------------------------------
             Roger R. Mitchell



 *                                           Director                                 August 28, 1996
 -----------------------------------------
         Francis J. Reinhardt, Jr.


 *     /s/ GEORGE O. MALLON, JR.                                                      August 28, 1996
 -----------------------------------------
           George O. Mallon, Jr.,
            as Attorney-in-Fact

                                EXHIBIT INDEX

Exhibit
Number                                           Document Description
- -------                                          --------------------
 1.1     Form of Underwriting Agreement between the Company and the Underwriters.
*3.01    Amended and Restated Articles of Incorporation of the Company  . . . . . . . . . . . . . . . . . . . . . . . (1)
*3.02    Bylaws of the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (1)
*3.03    Statement of Designations -- Series A Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . (2)
*3.04    Statement of Designations -- Series B Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . (5)
5.1      Form of Opinion of Holme Roberts & Owen LLC as to the legality of issuance of the Company's Common Stock.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Material Contracts
*10.58   Bank One -- Loan Agreement dated March 20, 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (6)
*10.63   Bank One -- Amendment One  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (7)
*10.64   Bank One -- Amendment Two  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (7)
10.65    Repurchase and Sale Agreement on Series A Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . .

Executive Compensation Plans and Arrangements
*10.1.3  Equity Participation Plan, amended November 2, 1990  . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3)
*10.1.4  Stock Compensation Plan for Outside Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (4)

Consents
23.1     Consent of Price Waterhouse LLP  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
23.2     Consent of Holme Roberts & Owen LLC (See Exhibit 5.1)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
23.3     Consent of GeoQuest Reservoir Technologies, Inc.  . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .
24.      Powers of Attorney . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                                     ----

- ---------
* The exhibit numbers are the exhibit numbers assigned in the previous filings with the Securities and Exchange Commission, which are identified in the notes below.
1. Incorporated by reference from Mallon Resources Corporation Exhibits to Registration Statement on Form S-4 (SEC File No. 33-23076) filed on August 15, 1988.
2. Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on January 8, 1990.
3. Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 10-K for fiscal year ended December 31, 1990.
4. Incorporated by reference from Mallon Resources Corporation Exhibits to Registration Statement on Form S-8 (SEC File No. 33-39635) filed on March 28, 1991.
5. Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on August 24, 1995.
6. Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on March 20, 1996.
7. Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K filed on August 15, 1996.